     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                           JUNO ONLINE SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                7370                               13-3914547
  (State or Other Jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   Incorporation or Organization)         Classification Code Number)              Identification Number)

                           --------------------------

                                 1540 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 597-9000
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                       ----------------------------------

                              MR. CHARLES E. ARDAI
                                   PRESIDENT
                           JUNO ONLINE SERVICES, INC.
                                 1540 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 597-9000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                       ----------------------------------

                                   COPIES TO:

           ALEXANDER D. LYNCH, ESQ.                            JOHN W. WHITE, ESQ.
            BRIAN B. MARGOLIS, ESQ.                          CRAVATH, SWAINE & MOORE
        BROBECK, PHLEGER & HARRISON LLP                          WORLDWIDE PLAZA
          1633 BROADWAY, 47(TH) FLOOR                           825 EIGHTH AVENUE
           NEW YORK, NEW YORK 10019                         NEW YORK, NEW YORK 10019
                (212) 581-1600                                   (212) 474-1000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                           PROPOSED MAXIMUM       AMOUNT OF
                                 TITLE OF EACH CLASS OF                                   AGGREGATE OFFERING     REGISTRATION
                              SECURITIES TO BE REGISTERED                                    PRICE(1)(2)            FEE(2)
Common Stock, par value $.01 per share..................................................     $86,250,000           $23,978

(1) Includes shares that the Underwriters have the option to purchase from the Company solely to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS
EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH 5, 1999

PROSPECTUS

                                     [LOGO]

                                           SHARES

                           JUNO ONLINE SERVICES, INC.
                                  COMMON STOCK

                                ---------------

    We are selling       shares of our common stock. The underwriters named in
this prospectus may purchase up to       additional shares of our common stock
under certain circumstances.

    This is an initial public offering of common stock. Juno Online Services,
Inc. currently expects the initial public offering price to be between $    and
$    per share, and will apply to have the common stock included for quotation on the Nasdaq National Market under the symbol "JWEB".

                            ------------------------

    INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                                                     PER SHARE         TOTAL
                                                                                   --------------  --------------

Initial Public Offering Price                                                      $               $
Underwriting Discount                                                              $               $
Proceeds to Juno Online Services, Inc.                                             $               $

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 1999.

                            ------------------------

SALOMON SMITH BARNEY
               BEAR, STEARNS & CO. INC.
                               PAINEWEBBER INCORPORATED

          , 1999

                         [color artwork to be provided]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. JUNO ONLINE SERVICES HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. JUNO ONLINE SERVICES IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Prospectus Summary........................................................................................          4
Risk Factors..............................................................................................          9
Forward-Looking Statements................................................................................         25
Use of Proceeds...........................................................................................         26
Dividend Policy...........................................................................................         26
Capitalization............................................................................................         27
Dilution..................................................................................................         28
Selected Consolidated Financial Data......................................................................         29
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................         30
Business..................................................................................................         43
Management................................................................................................         56
Certain Transactions......................................................................................         64
Principal Stockholders....................................................................................         67
Description of Capital Stock..............................................................................         69
Shares Eligible for Future Sale...........................................................................         73
United States Tax Consequences to Non-United States Holders...............................................         75
Underwriting..............................................................................................         77
Legal Matters.............................................................................................         79
Experts...................................................................................................         79
Where You Can Find Additional Information.................................................................         79
Index to Consolidated Financial Statements................................................................        F-1

                            ------------------------

    Until       , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

                                  OUR COMPANY

    Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. We offer several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the World Wide Web. Our unique, tiered service strategy and easy-to-use, intuitive interface are designed to attract a broad spectrum of mainstream users, including those who are interested only in e-mail, those who initially begin with e-mail but over time develop a need for Web access, and those who seek full Web access from the outset.

    Our services are provided through a nationwide telecommunications network that offers access, which we lease from several providers, through over 1,600 dial-up "points of presence." These points of presence can be reached by the vast majority of the U.S. population without having to place a long distance telephone call. Our revenues are derived primarily from the subscription fees we charge for certain billable services, from the sale of highly targetable interactive advertising, and from the direct sale of products to our subscribers.

    From the time of our inception, we have pursued a two-phase business strategy. During the first phase, we focused on building a scalable infrastructure and on maximizing the number of subscribers to our free basic e-mail service. We believed that offering this service for free would allow us to rapidly and cost-effectively build a large user base from which we might ultimately expect to derive various forms of revenue. We planned to draw on our ability to communicate inexpensively with our user base in order to display advertising and market products to our subscribers. We believed the economics of these activities would be enhanced by technology we had developed that allowed us to take advantage of a substantial number of hours of customer contact while paying for a much smaller number of telecommunications connection hours. In addition, we planned to "upsell" full Web access and other billable subscription services to our basic e-mail users, who we believed would be more likely to purchase such services from us than from a competing service provider due to their expected reluctance to switch e-mail addresses.

    In July 1998, we commenced the second phase of our business strategy by introducing two additional service levels, for which we receive subscription fees. JUNO GOLD supplements our basic e-mail service by allowing users to send and receive non-text files such as pictures, spreadsheets, and word processor documents. JUNO WEB provides full Internet access using either of the two most popular Web browsers.

    More than 6.6 million Juno accounts have been created since the launch of our basic e-mail service in April 1996. During the month of February 1999, an average of 943,000 distinct user accounts dialed into our service on any given day, with a total of 2.4 million distinct user accounts connecting during the full month of February, and 3.1 million during the three-month period ending February 28, 1999. We launched our billable subscription services on July 22, 1998, and as of February 28, 1999, we had approximately 191,000 billable service subscribers, consisting of approximately 76,000 subscribers to Juno Gold and approximately 115,000 to Juno Web. The marketing of our billable subscription services has initially been targeted at our own free e-mail subscribers. We intend, however, to begin marketing these services beyond the existing Juno user base during the second quarter of 1999 through a substantial external marketing campaign.

    As of February 28, 1999, approximately 190 firms had advertised on the Juno service. We have also entered into a number of major strategic marketing alliances, including several that involve multi-million-dollar guaranteed minimum payments to Juno. Our strategic marketing alliances include multi-year agreements with First USA, Qwest, and The Hartford, as well as a one-year agreement with AT&T Wireless Services. These advertising and strategic marketing activities benefit from our ability to target advertising to selected segments of the Juno subscriber base on the basis of a wide variety of information obtained from a detailed electronic questionnaire that must be completed in order to sign up for Juno's basic e-mail service.

                               MARKET OPPORTUNITY

    The Internet is becoming an increasingly significant global medium for communications, advertising, and commerce. International Data Corporation estimates that more than 56 million individuals in the United States used the Internet in 1998, and projects that this figure will reach 136 million by the year 2002. IDC also projects that consumer-targeted dial-up Internet access revenues in the U.S. will grow from $4.6 billion in 1998 to $12.6 billion in 2002. In addition, Jupiter Communications projects that online advertising expenditures will grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002.

                                  OUR STRATEGY

    We seek to strengthen our position as a leading provider of consumer Internet-related services. In particular, we plan to:

    - Rapidly expand our overall subscriber base

    - Migrate current subscribers to higher levels of service

    - Leverage and expand our strategic marketing alliances and advertising sales

    - Embrace new technologies while maintaining technology independence

                              RECENT DEVELOPMENTS

    In March 1999, Juno completed a private placement of redeemable convertible preferred stock with a group of investors including Intel Corporation, News Corporation, Prospect Street Ventures and Sycamore Ventures. We received net proceeds of $61.8 million from this private placement. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

                                  THE OFFERING

Common Stock Offered................  shares

Common Stock Outstanding After this
  Offering (1)......................  shares

Use of Proceeds.....................  We intend to use the net proceeds of this offering for subscriber acquisition, advertising, brand
                                      marketing, continued investment in the development of
                                      our Internet services, enhancements of our network
                                      infrastructure, repayment of debt and other general
                                      corporate purposes. We may also use a portion of the
                                      proceeds for acquisitions, strategic alliances, or
                                      joint ventures. See "Use of Proceeds."

Proposed Nasdaq National Market
  Symbol............................  "JWEB"

------------------------

(1) This information excludes             shares of common stock issuable upon
    the exercise of stock options outstanding as of            , 1999, with a
    weighted average exercise price of $ per share. See "Capitalization," "Management--1999 Stock Incentive Plan," and "Description of Capital Stock."
                            ------------------------

    "Juno Web" and "Juno Gold" are trademarks, and "Juno" and Juno Online Services, Inc.'s logo are registered trademarks, of Juno Online Services, Inc. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

    Juno Online Services, Inc. was incorporated in Delaware on July 2, 1996 and is the successor by merger to Juno Online Services, L.P., which was formed on June 30, 1995 as a Delaware limited partnership. Our principal executive offices are located at 1540 Broadway, New York, New York 10036. Our telephone number at that location is (212) 597-9000. INFORMATION CONTAINED ON OUR WEB SITES DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.
                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS: (1) REFLECTS THE STATUTORY MERGER OF JUNO ONLINE SERVICES, L.P. WITH AND INTO JUNO ONLINE
SERVICES, INC. ON MARCH 1, 1999; (2) REFLECTS A   FOR     REVERSE STOCK SPLIT OF
EACH CLASS OF OUR CAPITAL STOCK TO BE EFFECTED PRIOR TO THE CLOSING OF THIS OFFERING; (3) REFLECTS THE AUTOMATIC CONVERSION OF ALL SHARES OF REDEEMABLE
CONVERTIBLE PREFERRED STOCK INTO   SHARES OF OUR COMMON STOCK UPON THE CLOSING
OF THIS OFFERING; AND (4) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. REFERENCES IN THIS PROSPECTUS TO "JUNO," "WE," "OUR," AND "US" REFER TO JUNO ONLINE SERVICES, INC., A DELAWARE CORPORATION, AND ITS PREDECESSOR PRIOR TO THE MERGER, JUNO ONLINE SERVICES, L.P., A DELAWARE LIMITED PARTNERSHIP.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth certain summary consolidated financial and operating data for Juno. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 PERIOD FROM
                                                                  INCEPTION              YEAR ENDED DECEMBER 31,
                                                             (JUNE 30, 1995) TO   -------------------------------------
                                                              DECEMBER 31, 1995      1996         1997         1998
                                                             -------------------  -----------  -----------  -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Billable services......................................       $      --        $       6    $   1,371    $   6,645
    Advertising and transaction fees.......................              --              127        1,875        6,454
    Direct product sales...................................              --                3        5,845        8,595
                                                                    -------       -----------  -----------  -----------
      Total revenues.......................................              --              136        9,091       21,694
                                                                    -------       -----------  -----------  -----------
  Cost of revenues:
    Billable services......................................              --               --        1,053        5,606
    Advertising and transaction fees.......................              --              278        1,659        3,725
    Direct product sales...................................              --                3        5,796        7,627
                                                                    -------       -----------  -----------  -----------
      Total cost of revenues...............................              --              281        8,508       16,958
                                                                    -------       -----------  -----------  -----------
  Operating expenses:
    Operations, free service...............................              --            5,803       11,075        9,383
    Subscriber acquisition.................................             592            6,993        3,140        5,334
    Sales and marketing....................................             389            4,276       12,593       11,584
    Product development....................................           2,577            3,741        4,860        7,345
    General and administrative.............................             275            2,172        2,897        2,726
                                                                    -------       -----------  -----------  -----------
      Total operating expenses.............................           3,833           22,985       34,565       36,372
                                                                    -------       -----------  -----------  -----------
      Loss from operations.................................          (3,833)         (23,130)     (33,982)     (31,636)
  Interest income, net.....................................              --              128          243           44
                                                                    -------       -----------  -----------  -----------
      Net loss.............................................       $  (3,833)       $ (23,002)   $ (33,739)   $ (31,592)
                                                                    -------       -----------  -----------  -----------
                                                                    -------       -----------  -----------  -----------

  Pro forma basic and diluted net loss per share (1).......                                                  $   (1.39)
                                                                                                            -----------
                                                                                                            -----------
  Weighted average shares outstanding used in pro forma
    basic and diluted per share calculation (1)............                                                     22,764
                                                                                                            -----------
                                                                                                            -----------

                                                                                    DECEMBER 31,
                                                             ----------------------------------------------------------
                                                                    1995             1996         1997         1998
                                                             -------------------  -----------  -----------  -----------

                                                                                   (IN THOUSANDS)
SELECTED SUBSCRIBER DATA (2):
  Total subscriber accounts as of (3)......................              --            1,042        3,887        6,337
    Subscriber accounts that connected in the three-month
      period ended.........................................              --            1,002        2,512        3,109
    Subscriber accounts that connected in the month
      ended................................................              --              823        1,986        2,434
    Average subscriber accounts that connected per day in
      the month ended......................................              --              280          644          887
  Billable subscription service accounts as of (4).........              --               --           --          144

                                                                                        DECEMBER 31, 1998
                                                                           -------------------------------------------
                                                                                                          PRO FORMA
                                                                            ACTUAL     PRO FORMA (1)   AS ADJUSTED(5)
                                                                           ---------  ---------------  ---------------

                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................................  $   8,152     $  69,952
  Working capital (deficiency)...........................................     (8,343)       53,457
  Total assets...........................................................     14,703        76,503
  Total indebtedness, including current maturities.......................     10,188        10,188
  Redeemable convertible preferred stock.................................         --       141,378
  Partners' capital (deficiency).........................................    (12,588)           --
  Total stockholders' equity (deficit)...................................                  (92,166)

------------------------

(1) Gives pro forma effect to (a) Juno's March 1999 statutory merger and the associated conversion of the partnership class A units into 14,468,757 shares of Series A redeemable convertible preferred stock and the reclassification of $92,166 in accumulated partnership losses to additional paid-in capital; and (b) the issuance of 8,295,320 shares of Series B redeemable convertible preferred stock in March 1999 in consideration of net proceeds of $61.8 million. See the consolidated financial statements and the notes to such statements appearing elsewhere in this prospectus for the determination of the number of shares used in computing pro forma basic and diluted loss per share.

(2) Juno's free basic e-mail service was introduced in April 1996 and Juno's billable subscription services--Juno Gold and Juno Web--were introduced in July 1998.

(3) Includes all distinct user accounts created since Juno's inception (regardless of activity level, if any), net of accounts that have been cancelled.

(4) Billable subscription service accounts are a subset of total subscriber accounts and, to the extent applicable, are also included in the number of subscriber accounts shown as having connected during the periods described.

(5) Pro forma as adjusted to reflect (a) the sale of   shares of common stock
    offered hereby at an assumed initial public offering price of $ per share after deducting the estimated underwriting discount and estimated offering expenses payable by Juno and the retirement of certain debt and (b) the automatic conversion of all outstanding shares of redeemable convertible
    preferred stock into   shares of common stock upon the closing of this
    offering. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS, INCLUDING THOSE NOT PRESENTLY KNOWN TO US, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A LIMITED OPERATING HISTORY AND ARE INVOLVED IN A NEW AND RAPIDLY
  EVOLVING INDUSTRY

    We have a limited operating history upon which you can evaluate our business and our services. We began offering our free basic e-mail service to the public in April 1996 and first offered our initial billable subscription services to the public in July 1998. As a company in the new and rapidly evolving market for Internet services, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

    - anticipate and adapt to the changing Internet market;

    - attract and retain subscribers to our free and billable services;

    - generate advertising revenues and direct product sales;

    - maintain and develop strategic relationships with business partners to market their products over our Internet services;

    - implement an effective marketing strategy;

    - respond to actions taken by our competitors;

    - generate additional sources of revenue;

    - develop and deploy successive versions of the software needed to use our services;

    - operate a systems infrastructure adequate to effectively manage our growth and provide our Internet services;

    - manage the billing systems for the subscribers to our billable subscription services; and

    - attract, retain and motivate qualified personnel.

    Our business and financial results will depend heavily on the commercial acceptance and profitability of our billable subscription services. If we are unsuccessful in addressing these risks or in executing our business strategy, our business and financial results may suffer. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our limited operating history.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

    Since our founding, we have not been profitable. We have incurred substantial costs to create and introduce our various Internet services, to operate these services, to build brand awareness and to grow our business. We incurred net losses of approximately $3.8 million from inception through December 31, 1995, $23.0 million for the year ended December 31, 1996, $33.7 million for the year ended December 31, 1997, and $31.6 million for the year ended December 31, 1998. As of December 31, 1998, our accumulated net losses totaled $92.2 million. We incurred negative cash flows from operations of approximately $16.4 for the year ended December 31, 1996, $33.6 for the year ended December 31, 1997, and $20.9 for the year ended December 31, 1998. In addition, since we operated as a limited partnership prior to the merger of Juno Online Services, L.P. into Juno Online Services, Inc. in March 1999, taxable losses incurred prior to the merger were allocated to the partners of Juno Online

Services, L.P. for reporting on their income tax returns. As a result, we will not be able to offset future taxable income, if any, against losses incurred prior to the merger.

    We expect operating losses and negative cash flows to continue for the foreseeable future as we continue to incur significant expenses. We cannot assure you that we will ever be successful in implementing our business strategies or in addressing the risks and uncertainties facing our company. Even if we do address these risks successfully, we may not be profitable in the future. Were we to achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. Please see "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE

    Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, among others:

    - the rate of new subscriber acquisitions and seasonal trends relating to subscriber usage of our services;

    - the timing and nature of our marketing efforts;

    - the timing and nature of any strategic alliances into which we enter;

    - the demand for Internet advertising and seasonal trends relating to Internet advertising spending;

    - seasonal trends relating to the demand for products sold over the Internet;

    - capital expenses related to system upgrades and infrastructure;

    - our ability to protect our systems from any telecommunications failures, power loss, or software-related system failures;

    - our ability to integrate operations and technologies from any acquisitions or other business combinations or relationships into which we enter;

    - the extent to which we experience increased competition in our markets;

    - changes in operating expenses including, in particular, telecommunications expenses; and

    - economic conditions specific to the Internet as well as general economic and market conditions.

    Since we expect to be heavily dependent on revenues from our billable subscription services in the foreseeable future, our revenues are likely to be particularly affected by our ability to recruit new subscribers directly for our billable subscription services, upgrade users of our free basic e-mail service to our billable subscription services, and retain subscribers to our billable subscription services. In addition, our operating expenses are based on our expectations of our future revenues and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall, which may cause our business and financial results to suffer.

    Due to all of the foregoing factors and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our operating results.

OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY ACQUIRING AND RETAINING
  SUBSCRIBERS

    We may not succeed in acquiring a sufficiently large subscriber base for our free basic e-mail service and our billable subscription services, or in persuading a significant number of our free basic e-mail subscribers to upgrade to our billable subscription services. We may also not succeed in retaining subscribers to our services.

    To acquire new members, we currently rely on multiple distribution channels for our free proprietary software that enables subscribers to use our services. Our ability to recruit new subscribers may depend on our ability to enter into additional distribution agreements and to retain our current distribution partners. We cannot be sure that we will be able to enter into additional, or maintain or replace our current, distribution agreements on favorable terms, or that any of our distribution partners will be able to market our services effectively. Many of our distribution partners also distribute competing products, and are free to terminate our distribution arrangements at their convenience. Our inability to recruit, manage or retain distribution partners, or the inability of such distribution partners to effectively promote and distribute our software, may cause our business and financial results to suffer.

    Our business strategy contemplates that a significant percentage of the subscribers to our free basic e-mail service will decide over time to upgrade to our billable subscription services. We are relying on such migration as a major source of subscribers to our billable subscription services and, since July 1998, we have conducted advertising to our free e-mail subscribers to encourage them to upgrade. Over time, repeated exposure to these advertisements may cause their effectiveness to decline. As a result, we expect that we will need to rely on more expensive forms of external marketing and promotion to attract additional users directly to our billable subscription services, as well as to attract new users to our free basic e-mail service. If our marketing techniques fail to generate the anticipated conversion rate from free to billable subscription services, if the acquisition cost for subscribers acquired directly into our billable subscription services is greater than expected, or if technical limitations make the conversion process more difficult or time-consuming than anticipated, our business and financial results may suffer. Please see "--Our marketing program may not succeed" for more information on our marketing activities.

    Our business and financial results are also dependent on our ability to retain subscribers to our services. Each month, a significant number of subscribers to our billable subscription services choose to cancel the service. In addition, a significant number of subscribers to our free basic e-mail service become inactive each month. As a result, the total number of subscribers using our free basic e-mail service in a given month has remained substantially the same over the last six months, even though we have added new subscribers during that period. We believe that intense competition has caused, and may continue to cause, some of our subscribers to switch to other services. It is relatively easy for Internet users to switch to competing providers and we cannot be certain that any steps we take will maintain or improve subscriber retention. In addition, some new subscribers may decide to use our services out of curiosity regarding the Internet, or to take advantage of low-cost introductory offers, and may later discontinue using our services. Furthermore, we may in the future charge a fee for our basic e-mail service or limit the amount a subscriber may use this service in a given period. In the event we were to implement these kinds of charges and/or restrictions, we may lose a significant number of our basic e-mail subscribers. If we are unable to retain subscribers to both our basic e-mail service and our billable subscription services, or if we experience an increase in the rate of cancellations by subscribers to our billable subscription services, our business and financial results may suffer. Please see "--Competition in the markets for Internet services, Internet advertising and direct product sales may harm our business" for more information concerning the competition facing our business.

OUR MARKETING PROGRAM MAY NOT SUCCEED

    We expect to use a significant portion of the proceeds from this offering for an extensive marketing campaign. There are risks that this campaign may not be effective in generating new subscribers directly into our billable subscription services or into our free basic e-mail service, or in causing subscribers to upgrade from our free basic e-mail service to our billable subscription services. This marketing program may include forms of advertising, such as television and radio advertising, with which we have limited experience. In addition, it is possible that, over time, it will become more difficult and expensive to effectively market our billable subscription services to users of our free basic e-mail service and that the rate at which users of the free basic e-mail service upgrade to our billable subscription services will decline. We also do not know what kind of advertising our competitors will undertake, the timing and extent of such advertising, or whether this will impact our marketing plans or expenses. If we incur significant costs in implementing our marketing program without generating sufficient new subscribers to our services, our business and financial results will suffer.

COMPETITION IN THE MARKETS FOR INTERNET SERVICES, INTERNET ADVERTISING AND
  DIRECT PRODUCT SALES MAY HARM OUR BUSINESS

    The market for Internet services is extremely competitive and includes a number of substantial participants, including America Online, Microsoft and AT&T. The markets for Internet-based advertising and direct product sales are also very competitive. We may not be able to compete successfully against current or future competitors, and the competitive pressures that we face may cause our business and financial results to suffer. We believe that the primary competitive factors determining success in these markets include a reputation for reliability and service, effective customer support, pricing, easy-to-use software and geographic coverage. Other important factors include the timing and introduction of new products and services and industry and general economic trends. Our ability to compete depends upon many factors, many of which are outside of our control. We expect such competition to continue to increase because the markets in which we operate face few substantial barriers to entry. Competition may also intensify as a result of industry consolidation and the ability of some of our competitors to bundle Internet services with other products and services. Our current and potential competitors include many large national companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than we have. This may allow them to devote greater resources than we can to the development, promotion and distribution and sale of products and services.

    In recruiting subscribers for our billable subscription services, we currently compete, or expect to compete, with the following types of companies, among others:

    - Established online service providers such as America Online, CompuServe, and The Microsoft Network;

    - Independent national Internet service providers such as EarthLink, MindSpring, and Prodigy;

    - Numerous independent regional and local Internet service providers which may offer lower prices than a national Internet service provider;

    - Various national and local telephone companies such as AT&T, MCI WorldCom and Pacific Bell; and

    - Companies providing Internet access through "set-top boxes" connected to a user's television, such as WebTV, or through a "cable modem" connected to a user's personal computer, such as @Home.

    In addition, Microsoft and Netscape, publishers of the Web browsers utilized by most Internet users, including subscribers to Juno Web, each own or are expected to be owned by online or Internet service providers that compete with Juno Web.

    In providing e-mail-related services, we compete with Web-based e-mail services such as Microsoft's Hotmail and USA.net's Net@ddress.

    With respect to the generation of advertising revenue, we compete with many of the market participants listed above as well as with various advertising-supported Web sites, including "portal" sites such as Yahoo! and Excite, "content" sites such as CNET and CNN.com, and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. We also compete with traditional media such as print and television for a share of advertisers' total advertising budgets. If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive us to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on our services. In selling products directly to our subscribers, we compete with other Internet-based sellers as well as with stores and other companies that do not distribute their products through the Internet. Many of these competitors are larger than we are, enjoy greater economies of scale than are available to us, have substantially greater resources than we have, and may be able to offer more products or more attractive prices than we can. We believe that this competition is likely to increase in the future. Please see "--Our business may be adversely affected if the market for Internet advertising fails to develop or if our advertising format is not effective" and "--We are dependent on direct product sales and rely on a single external marketing partner" for more information regarding our advertising and direct products sales activities.

    Our competition is likely to increase. We believe this will probably happen as Internet service providers and online service providers consolidate and become larger, more competitive companies, and as large diversified telecommunications and media companies acquire Internet service providers. The larger Internet service providers and online service providers, including America Online, offer their subscribers services such as instant messaging, community message boards, and personal Web page hosting that we do not currently provide. Some diversified telecommunications and media companies, such as AT&T, have begun to bundle other services and products with Internet access services, potentially placing us at a significant competitive disadvantage. Such competitors may be able to charge less than we do for Internet services, causing us to reduce, or preventing us from raising, fees for our billable subscription services. The ability of our competitors to enter into strategic alliances or joint ventures could also put us at a serious competitive disadvantage. Competition could require us to increase our spending for sales and marketing as well as for subscriber acquisition in order to maintain our position in the marketplace, and could also result in increased subscriber attrition. Any of these scenarios could harm our business and financial results, and we may not have the resources to continue to compete successfully. In addition, we do not currently compete internationally. If the ability to provide Internet services internationally becomes a competitive advantage in our markets and we do not begin to provide services internationally, we will be at a competitive disadvantage relative to our competitors.

WE ARE DEPENDENT ON STRATEGIC MARKETING ALLIANCES AND OUR BUSINESS COULD SUFFER
  IF ANY OF THESE ALLIANCES ARE TERMINATED

    Most of our strategic marketing partners have the right to terminate their agreements with us on short notice. In February 1999, Bank of America notified us that it will terminate an agreement with us concerning the marketing of credit cards to our subscribers, effective May 1, 1999. We have strategic marketing alliances with a number of third parties, including AT&T Wireless, Qwest, and The Hartford. We have also entered into a strategic marketing alliance with First USA which will be effective May 2, 1999. If any of our strategic marketing agreements are terminated, we cannot assure you that we will be able to replace the terminated agreement with an equally beneficial arrangement. We also cannot assure you that we will be able to renew any of our current agreements when they expire or, if we are, that we will be able to do so on acceptable terms. We also do not know whether we will be successful in entering into additional strategic marketing alliances, or that any additional relationships, if entered into, will be on terms favorable to us. Our receipt of revenues from our strategic marketing alliances may also be dependent on factors which are beyond our control, such as the quality of the products or services offered by our strategic marketing partners.

WE MAY NOT BE ABLE TO KEEP PACE WITH TECHNOLOGICAL CHANGES

    Our failure to respond in a timely and effective manner to new and evolving technologies, including broadband technology, could harm our business and financial results. The Internet services market is characterized by rapidly changing technology, evolving industry standards, changes in member needs and frequent new service and product introductions. Our business and financial results depend, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our existing services and to develop new services that meet changing member needs on a timely and cost-effective basis. In particular, we must provide subscribers with the appropriate products, services and guidance required to best take advantage of the rapidly evolving Internet. If the market for our billable subscription services should fail to develop, develop more slowly than we expect, become saturated with competitors, or develop in a fashion that renders our services uncompetitive or otherwise unappealing to consumers, our business and financial results may suffer.

    Our business and financial results may suffer if fundamental changes occur in the way consumers access the Internet. Currently, consumers access Internet services primarily through computers connected by telephone lines. Broadband connections, however, allow significantly faster access to the Internet than is possible using the telephone-based modems currently used by all of our subscribers. The companies currently providing or expecting to begin providing broadband connections to consumers' homes, including cable television companies, local and long distance telephone companies, electric utility companies and wireless communications companies, have decided or may decide to provide Internet access as well. For example, competitors have developed technologies that enable cable television operators to offer high-speed Internet access through their cable facilities. These cable television operators, as well as other competitors, may include Internet access in their basic bundle of services or may offer such access for a nominal additional charge. Moreover, these companies could prevent us in the future from delivering Internet access through the wire and cable connections that they own, or from doing so on a cost-effective basis. Even if we are not prevented from delivering our Internet services through the broadband connections owned by others, we will likely need to develop new technology or modify our services and the technology they use to accommodate these developments. We may also have to modify the means by which we deliver our services. We would incur significant costs if we had to make such modifications in order to adapt to these changes. Furthermore, any competitive advantage that we currently realize because our technology minimizes connect time may diminish. If other companies are able to prevent us from delivering our Internet services through the wire and cable connections that they own, if we are unable to adapt to the challenges posed by broadband technologies or if we incur significant costs without generating sufficient revenues, our business and financial results may suffer.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THE MARKET FOR INTERNET ADVERTISING
  FAILS TO DEVELOP OR IF OUR ADVERTISING FORMAT IS NOT EFFECTIVE

    Our business and financial results are dependent on the use of the Internet as an advertising medium. Internet-based advertising accounts for only a small fraction of all advertising expenditures, and we cannot be sure that Internet-based advertising will ever grow to account for a substantial percentage of total advertising spending or when any such increase might occur. Our business may suffer if the market for Internet-based advertising fails to develop or develops more slowly than expected. In addition, no standards have been widely accepted to measure the effectiveness of Internet-based advertising. If such standards do not develop, many advertisers may choose not to advertise on the Internet. Different pricing models are used to sell Internet-based advertising. Our revenues could suffer if we are unable to adapt to new forms of, and new pricing models for, Internet-based advertising. It is difficult to predict which, if any, forms of Internet-based advertising will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of such software could harm the commercial viability of Internet-based advertising.

    Sales of advertising space on our services represents an important revenue source for us. Competition for Internet-based advertising revenues is intense, and this competition could result in significant price erosion over time. We cannot assure you that we will be successful in selling advertising or capturing a significant share of the market for Internet-based advertising. We also cannot assure you that we will be able to sell advertising at the rates we currently project. It is also possible that we will find it necessary to lower the rates for advertising space on our services.

    Elements of our advertising are non-standard when compared to advertising on the Web and may put Juno at a competitive disadvantage. The advertisements displayed on our services require customization that would not be required by a Web site capable of displaying previously prepared standard advertisements. This customization work could increase the time necessary to prepare an advertisement to be displayed on our services and the costs associated with running such ads. We must also absorb the telecommunications cost associated with initially downloading these ads to our subscribers, which is an expense that advertising-supported Web sites do not incur. As ads become more complex, our telecommunications expenses may increase. Furthermore, the costs associated with selling or attempting to sell advertising space on our services are significant. These costs may be greater than the costs associated with selling advertising space on Web sites that utilize standard Web advertising formats. Additionally, our use of a proprietary advertising format could prevent us from packaging our advertising space for sale by an advertising network such as DoubleClick. We also rely on detailed data provided by our subscribers for purposes of targeting some ads. We do not currently verify the accuracy of such data at the time it is provided or require subscribers to update such information thereafter. Furthermore, individuals who subscribe directly to one of our billable subscription services are not currently required to provide such data. Any of the above factors could discourage advertising on our network by some advertisers.

    We currently rely on our internal sales and marketing personnel for generating sales leads and promoting our services to the advertising community. In 1998, we closed some of the regional sales offices that we had previously established. Since substantially all of our sales and marketing personnel are now based in New York City, we may not be able to effectively market our services to regional advertisers outside of New York. We also rely on the sales and marketing personnel of Lycos, our Web site partner, for the sale of advertising space on the default "portal" site used by Juno Web subscribers. Although we have not done so in the past, we might also retain the services of one or more external sales organizations to sell advertising space on our network. We cannot be sure that our internal sales organization, Lycos or any other independent sales organization will achieve our advertising sales objectives in a cost-effective manner.

    If Internet-based advertising does not continue to grow, if we are unable to capture a sufficient share of Internet-based advertising, or if Lycos or other independent sales organizations do not perform as we anticipate, our business and financial results may suffer.

SEASONAL TRENDS MAY NEGATIVELY AFFECT OUR BUSINESS

    Seasonal trends are likely to affect the revenues we generate from operating our business. Subscribers typically use our Internet services less during the summer months and year-end holiday periods. To the extent that our revenues depend on the amount of usage by our subscribers, our revenues may be lower during these periods. For example, some of the subscribers to Juno Web pay us based on the number of hours they spend using our services in a given month. In addition, the rate at which new subscribers sign up for our billable subscription services, which were introduced in July 1998, may be lower during the summer months and year-end holiday periods.

    We believe that advertising sales generally are lower in the first and third calendar quarters of each year. We have recently seen this pattern reflected in our results of operations and believe that this seasonal trend may continue.

    Since our operating expenses are based on our expectations of future revenues, including seasonal fluctuations, it is possible that operating results will suffer if these seasonal trends do not continue in the future or if different seasonal trends develop in the future. Please see "--Fluctuations in our operating results may negatively impact our stock price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our operating results.

WE ARE DEPENDENT ON OUR TELECOMMUNICATIONS CARRIERS

    Our business and financial results depend in significant part on the capacity, affordability, reliability and security of our telephone company data networks. To use our services, subscribers must initiate connections between their personal computers and local or regional dial-up points of presence ("POPs") which we lease from various telecommunications carriers. These carriers currently include UUNET Technologies and WorldCom Advanced Networks (both of which are operated by MCI WorldCom), Concentric Network Corporation and Sprint Communications Company. These telecommunications carriers also supply the leased lines between their telecommunications networks and our central computers located in Cambridge, Massachusetts and Jersey City, New Jersey.

    As of February 28, 1999, we had lease commitments for approximately 1,600 POPs throughout the United States. Certain POPs carry data both for our e-mail services and for Juno Web, while other POPs carry data only for our e-mail services or only for Juno Web. The POPs supporting Juno Web are not as broadly distributed geographically as those supporting our e-mail services. As a result, a significant minority of our subscriber base is unable to access Juno Web through a POP that is within their local calling area. The inability of some of our subscribers to easily upgrade to Juno Web or our inability to recruit new members in some areas could harm our business. We cannot be sure if or when additional infrastructure developments by our telecommunications providers will result in POPs that cover such areas.

    Network capacity constraints at particular POPs, especially at times of peak usage, can prevent or delay access by subscribers attempting to connect to those POPs. Poor network performance could cause members to terminate their membership with us. Because we depend on third-party telecommunications carriers for crucial portions of our network infrastructure, we do not have direct control over network reliability and certain aspects of service quality. A natural disaster or other unanticipated problem that affects the POPs or the telecommunications lines we use, or that affects the nation's telecommunications network in general, could cause interruptions in our services.

    Only a small number of telecommunications companies can provide the network services we require. This number has been reduced through consolidation in the telecommunications industry, and there is a significant risk that further consolidation could make us reliant on an even smaller number of providers. Currently, we are particularly dependent on companies controlled by MCI WorldCom, which provide more than 1,100 of the approximately 1,600 POPs we lease in the United States. Furthermore,

MCI WorldCom has recently announced that it will begin to offer consumer Internet access, making it a direct competitor of ours. Our business could be harmed if we are unable to maintain a favorable relationship with MCI WorldCom. We cannot assure you that we will be able to replace the services provided to us by MCI WorldCom in the event our relationship with them were terminated.

    Our financial results are highly sensitive to variations in prices for the telecommunications services described above. We cannot assure you that telecommunications prices will decline, or that there will not be telecommunications price increases due to factors beyond our control. Some of our telecommunications carriers impose minimum connection charges. Our business could be harmed if minimum connection charges increase or become more prevalent. We cannot assure you that our telecommunications carriers will continue to provide us access to POPs on adequate price terms, or that alternative services will be available in the event that their quality of service declines or that our relationship with any of our current carriers is terminated.

    Most of the telecommunications services we purchase are provided to us under short-term agreements that the providers can terminate or elect not to renew. As a result, there is a significant risk that any or all of UUNET Technologies, WorldCom Advanced Networks, Concentric or Sprint could end their relationship with us. In addition, each of our telecommunications carriers provides network access to some of our competitors, and could choose to grant those competitors preferential network access, potentially limiting our members' ability to access the Internet or connect to our central computers. Furthermore, each of our telecommunications providers competes, or has announced an intention to compete, with us in the market to provide consumer Internet access. If our telecommunications service providers were to decrease the levels of service or access provided to us, or if they were to terminate their relationships with us for competitive or other reasons, our business and financial results would suffer.

WE ARE DEPENDENT ON THIRD PARTIES FOR TECHNICAL AND CUSTOMER SERVICE SUPPORT

    Our business and financial results depend, in part, on the availability of live technical and customer service support, and of inbound telemarketing and disk distribution services. Should our ability to provide these services be hampered, our business may suffer. Although many Internet service providers have developed internal customer service operations designed to meet such needs, we have elected to outsource these functions to third-party vendors. We currently use ClientLogic Corporation (formerly Softbank Services Group) for technical and customer service support and Call Center Services, Inc. for certain telemarketing and disk fulfillment functions. As a result, we maintain only a small number of internal customer service personnel. We are thus not equipped to provide the necessary range of customer service and telemarketing services in the event that either of our existing external providers becomes unable or unwilling to offer such services to us.

    Our most important relationship is with ClientLogic, which, at February 28, 1999, provided us with approximately 270 full-time or part-time employees at its facilities to service our account. The availability of call-in technical support and customer service is especially important to acquire and retain subscribers to our billable subscription services, and we rely almost entirely on ClientLogic to provide this function. At certain times, our subscribers have experienced lengthy waiting periods to reach representatives trained to provide the technical or customer support they require. As our services grow, we will need significantly more support personnel in order to maintain current levels of technical and customer support. If we elect to offer customer service features that we do not currently support, such as 24-hour live support, or to enhance the overall quality of our customer support for competitive reasons, we will require even greater resources. We may have significantly expanded customer service requirements in the future and it could become necessary to identify supplemental or replacement vendors for these services. Our agreement with ClientLogic converts to a month-to-month contract on August 1, 2000, providing either party the right to terminate the relationship at any time upon one month's notice. Prior to that date, ClientLogic can terminate the contract without cause upon 90 days notice. In addition, ClientLogic may terminate the contract upon 60 days notice at any time after August 1, 1999 if we do not reach agreement with ClientLogic with regard to modifications ClientLogic proposes to the pricing terms of the contract within 60 days of such modifications being proposed. If our relationship with ClientLogic terminates and we are unable to enter into a comparable arrangement with a replacement vendor, if ClientLogic is unable to provide enough personnel to provide the quality and quantity of service we desire, or if system failures, outages or other technical problems make it difficult for our subscribers to reach customer service representatives at ClientLogic, our business and financial results may suffer.

WE ARE DEPENDENT ON DIRECT PRODUCT SALES AND RELY ON A SINGLE EXTERNAL MARKETING
  PARTNER

    If we fail to manage our direct product sales efforts in a cost-effective manner, or if we fail to maintain the relationship with our external marketing partner, our business may suffer. We rely primarily on Direct Alliance Corporation, a subsidiary of Insight Enterprises, for the procurement, warehousing, fulfillment, billing and customer service aspects of our direct product sales. Should our relationship with this vendor be disrupted, our ability to engage in direct product sales will be severely curtailed. In the past, a substantial portion of our revenue has come from the sale of products directly to our subscribers. Our ability to sell products directly to our subscribers is dependent in part upon the willingness of subscribers to overcome concerns regarding the security of online financial transactions; upon our ability to select and profitably acquire and provide merchandise that is interesting to our subscriber base; upon our ability to compete with established retail business and other online sellers; and upon other factors that may be outside of our control. In addition, if we were to experience unusually high rates of returns for the products we sell to our subscribers or if we were unable to sell all the products in our inventory, the net revenues we generate from our direct sales activities would be harmed. In addition, our revenues may suffer if we face increased competition in our direct product sales activities.

SECURITY BREACHES AND SYSTEM FAILURES COULD HARM US

    Both our infrastructure and the infrastructure of our network providers are vulnerable to security breaches or similar disruptive problems and system failures. Our systems are also subject to telecommunications failures, power loss, software-related system failures and various other events. Any of these events, whether intentional or accidental, could lead to interruptions, delays or cessation of service to our subscribers. Third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our subscribers' computer systems through their inappropriate use of the Internet, which could cause losses to us or our subscribers or deter certain persons from subscribing to our services. People may be able to circumvent our security measures or the security measures of our third party network providers.

    We may have to interrupt, delay or cease service to our subscribers to alleviate problems caused by computer viruses, security breaches or other failures of network security. Our business and financial results could be harmed by any damage or failure that interrupts or delays our operations. In addition, we expect that our subscribers will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all or completed with compromised security. Our subscribers or others may assert claims of liability against us as a result of any such failure. Furthermore, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential subscribers may inhibit the growth of the Internet service industry in general and our subscriber base and revenue in particular.

    Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems or interruptions in our services.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH

    The anticipated future growth necessary to expand our operations will place a significant strain on our managerial, operational, financial and information systems resources. In order to achieve growth in revenues from Internet advertising, we will need to expand our sales efforts and continue to improve and develop our software. In order to achieve growth in our billable subscription service revenues, we will need to expand our marketing efforts, increase our brand awareness, improve and expand our network infrastructure, and increase both our internal and outsourced customer service capabilities. We expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. We had 65 employees at December 31, 1996, 152 employees at December 31, 1997, and 144 employees at December 31, 1998. In addition, as of February 28, 1999, we also retained the services of 47 consultants in India that are employed by an affiliate of Juno. We have significantly increased our reliance on outsourced support for customer service, technical, and back-office functions. We expect the size of our own workforce and our reliance on such outsourced services will continue to increase for the foreseeable future. Our inability to manage growth effectively may cause our business and financial results to suffer.

    The demand on our network infrastructure, technical staff and technical resources has grown rapidly with our expanding member base. We cannot be certain that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our member base. In particular, if we were to experience repeated and/or prolonged system-wide service outages, our business and financial results would suffer.

WE MAY BE HELD LIABLE FOR INFORMATION RETRIEVED FROM THE INTERNET

    Our business and financial results may suffer if we incur liability as a result of information retrieved through our services. The liability of Internet service providers and online services companies for information available through their services is uncertain. It is possible that claims may be filed against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement, or other theories based on the nature, publication or distribution of this information. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. If we become subject to such claims, we may have to spend significant amounts of money defending ourselves and, if we are not successful in our defense, we may be forced to pay substantial damages. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any potential liability.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION

    As a provider of Internet access and e-mail, we are not currently subject to direct regulation by the Federal Communications Commission ("FCC"). However, several telecommunications carriers are seeking to have communications over the Internet regulated by the FCC in the same manner as other more traditional telecommunications services. Local telephone carriers have also petitioned the FCC to regulate Internet access providers in a manner similar to long distance telephone carriers and to impose access fees on such providers and certain recent events suggest that they may be successful in obtaining such treatment. In addition, we operate our services throughout the United States, and we cannot assure you that regulatory authorities at the state level will not seek to regulate aspects of our activities as telecommunications services. As a result, we could become subject to FCC and state regulation as Internet services and telecommunications services converge. Changes in the regulatory environment could decrease our revenues and increase our costs.

    We remain subject to numerous additional laws and regulations that could affect our business. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the

Internet are becoming more prevalent. Such laws and regulations have covered, or may cover in the future, issues such as:

    - user privacy;

    - pricing;

    - intellectual property;

    - federal, state and local taxation;

    - distribution; and

    - characteristics and quality of products and services.

    Legislation in these areas could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Additionally, because we rely on the collection and use of personal data from our members for targeting advertisements shown on our services, we may be harmed by any laws or regulations that restrict our ability to collect or use such information. The Federal Trade Commission ("FTC") has begun investigations into the privacy practices of companies that collect information about individuals on the Internet. Although we are not currently subject to direct regulation by the FTC, there can be no assurance that we will not become subject to such regulation in the future. It may take years to determine how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, while we do not currently operate outside of the United States, the international regulatory environment relating to the Internet market could have an adverse effect on our business, especially if we should expand internationally.

    The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. For example, numerous bills have been presented to Congress and various state legislatures designed to address the prevalence of bulk e-mail ("spam") on the Internet. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations in this area may impede the growth of the Internet, which could decrease our potential revenues or otherwise cause our business to suffer. Please see "Business-- Government Regulation."

OUR BUSINESS DEPENDS ON CONTINUED GROWTH OF THE INTERNET

    Our business and financial results depend on continued growth in the use of the Internet. We cannot be certain that this growth will continue or that it will continue in its present form. If Internet usage declines or evolves away from our business, our growth will slow or stop and our business and financial results will suffer.

WE MAY EXPERIENCE PROBLEMS INTRODUCING NEW SERVICES AND WITH PRODUCT DEFECTS AND
  DELAYS

    If we experience problems related to the reliability and quality of our services or delays in the introduction of new versions of or enhancements to our services, we could experience increased subscriber cancellations, adverse publicity and reduced sales of advertising and products. Our services are very complex and are likely to contain a number of undetected errors and defects, especially when new features or enhancements are first released. These errors or defects, if significant, could harm the performance of such services, result in ongoing redevelopment and maintenance costs and/or cause dissatisfaction on the part of subscribers and advertisers. Such costs, delays or dissatisfaction could negatively affect our business.

    The operation of our billable subscription services requires the accurate operation of billing system software as well as our development of policies designed to reduce the incidence of credit card fraud and other forms of uncollectable "chargebacks." We have only limited experience with the operation of such billing and fraud detection systems. If we encounter difficulty with the operation of such systems, or if errors, defects or malfunctions occur in the operation of such systems, this could result in erroneous overcharges to customers or in the under-collection of revenue, either of which could hurt our business and financial results.

OUR RELATIONSHIP WITH D. E. SHAW & CO., L.P. MAY PRESENT POTENTIAL CONFLICTS OF
  INTEREST

    The Chairman of our board of directors and our controlling stockholder, Dr. David E. Shaw, is the Chairman and Chief Executive Officer of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P. ("DESCO, L.P."), a global securities firm whose activities focus on various aspects of the intersection between technology and finance. Dr. Shaw devotes only a portion of his time to our company, and spends most of his time and energy engaged in business activities unrelated to us. Dr. Shaw indirectly owns a controlling interest in DESCO, L.P. and in certain affiliated entities. Transactions between us and these parties may occur in the future and could potentially result in conflicts of interest that prove harmful to us.

    We have historically contracted with DESCO, L.P. to provide accounting, tax, payroll, insurance, employee benefits and information technology services, and we continue to obtain certain of these services from DESCO, L.P. We have also relied on an affiliate of DESCO, L.P. to provide administrative services to us in connection with our employees located in Cambridge, Massachusetts. These services are provided to us on a fixed-fee basis under shared services agreements that can be terminated by any of the parties without cause upon 90 days notice. We have also entered into an agreement with DESCO, L.P. under which its affiliates located in India provide consulting services to us. If we were no longer able to obtain these services through DESCO, L.P. or its affiliates, we would be required to obtain these services internally or through third-party providers, and we cannot be sure that we could do so on acceptable terms. In addition, we sublease the space for our corporate headquarters in New York City from DESCO, L.P. We cannot be sure that we would be able to lease other space on favorable terms in the event the lease were to be terminated by either DESCO, L.P. or the landlord.

    Dr. Shaw and entities affiliated with him are likely to manage, invest in or otherwise be involved with other technology-related business ventures apart from our company. Such relationships could also restrict our ability to transact business with non-affiliated parties, and could negatively affect us. For a more detailed discussion of related-party transactions and our relationship with entities affiliated with Dr. Shaw, please see "Certain Transactions."

OUR DIRECTORS AND OFFICERS WILL EXERCISE SIGNIFICANT CONTROL OVER US

    We anticipate that the executive officers, directors and persons and entities affiliated with executive officers and/or directors will, in the
aggregate, beneficially own approximately   % of our outstanding common stock
following the completion of the offering. The Chairman of our board of directors is Dr. David E. Shaw. Dr. Shaw continues to serve as the Chairman and Chief Executive Officer of D. E. Shaw & Co., Inc., which is the general partner of DESCO, L.P. Dr. Shaw and persons or entities affiliated with him, including
DESCO, L.P., will, in the aggregate, beneficially own approximately   % of our
outstanding common stock following the completion of the offering. Following the completion of this offering, Dr. Shaw will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control of the Company. Please see "Management" and "Principal Stockholders."

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS

    We cannot be sure that the steps we have taken to protect our intellectual property rights will be adequate. We have been granted three U.S. patents covering certain aspects of our technology for the offline display of advertisements and certain aspects of our technology for the authentication and dynamic scheduling of advertisements and other messages to be delivered to computer users. We have also filed other U.S. patent applications covering additional aspects of our business. We cannot assure you, however, that such applications will result in the issuance of patents; that any patents that have been granted or that might be granted in the future will provide us with any competitive advantages or will be exploited profitably by us; or that any such patents will withstand any challenges by third parties. We also cannot assure you that others will not obtain and assert patents against us which are essential for our business. If such patents are asserted against us, we cannot assure you that we will be able to obtain license rights to such patents on reasonable terms or at all. If we are unable to obtain such licenses, we may be prevented from operating our business and our financial results may therefore be harmed.

    Except as described above, we rely solely upon copyright and trademark law, trade secret protection, and/or confidentiality agreements with our employees and with certain third parties to protect our proprietary technology, processes, and other intellectual property to the extent that such protection is sought or secured at all. We cannot assure you that any steps we might take will be adequate to protect against infringement and misappropriation of our intellectual property by third parties. Similarly, we cannot assure you that third parties will not be able to independently develop similar or superior technology, processes, or other intellectual property. Furthermore, we cannot assure you that third parties will not assert claims against us for infringement and misappropriation of their intellectual property rights nor that others will not infringe or misappropriate our intellectual property rights, for which we may wish to assert claims. Such claims could be costly and time consuming to litigate, may distract management from other tasks of operating the business, and may result in our loss of significant rights and the loss of our ability to operate our business.

    Rights to all intellectual property that was developed for our business at our expense by personnel assigned to Juno by DESCO, L.P. were originally held by DESCO, L.P. Through a series of assignments, DESCO, L.P. subsequently transferred to us its right, title and interest in this intellectual property. In connection with these assignments, we agreed to indemnify DESCO, L.P. against any claims relating to the assignment of, or the use of, this intellectual property. We do not have any right, title, or interest in any other intellectual property created, developed, produced, or used by DESCO, L.P.

THE YEAR 2000 PROBLEM MAY ADVERSELY AFFECT US

    The Year 2000 problem could harm our business and financial results. Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems may interpret the date code "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded or replaced to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. We have established procedures for evaluating and managing the risks associated with the Year 2000 problem and we are in the process of assessing our Year 2000 readiness. We are also in the process of communicating with third-party vendors who provide us with both network services and equipment in order to assess their plans and progress in addressing the Year 2000 problem. Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our normal business activities or operations. In addition, a significant Year 2000 problem involving our network services or equipment provided to us by third-party vendors could cause our customers to consider seeking alternate providers or cause an unmanageable burden on our customer service and technical support capabilities. Any significant Year 2000 problem could require us to incur significant unanticipated expenses to remedy such problems and could divert management's time and attention. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000" for detailed information on our state of readiness, potential risks and contingency plans regarding the Year 2000 issue.

WE ARE DEPENDENT ON KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING SKILLED
  EMPLOYEES

    Our business and financial results depend in part on the continued service of our key personnel. We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or the loss of the services of certain other key employees could harm our business and financial results. Our business and financial results also depend in part on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees. We have, from time to time, in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Please see "Management" for detailed information on our key personnel.

    Mark A. Moraes, our Executive Vice President, Technology, is working at Juno pursuant to an employment agreement with DESCO, L.P., under which he performs services for Juno. In addition, Mr. Moraes is a citizen of India and has been granted a waiver by the U.S. Immigration and Naturalization Service which allows Mr. Moraes to obtain a "green card" for permanent residence status. Since additional processing is required before the green card is issued, we cannot assure you that Mr. Moraes will be issued a green card. Until Mr. Moraes receives a green card, his ability to work in our U.S. offices is limited and, in the event that he does not ultimately obtain a green card, it is likely that he would be unable to work in our U.S. offices thereafter.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO OPERATE OUR BUSINESS

    We currently anticipate that the net proceeds of the offering, together with available funds, will be sufficient to meet our anticipated needs for at least the next 12 months. We may need to raise additional funds in the future to fund our operations, to finance subscriber acquisition costs, to enhance and/or expand the range of services we offer or to respond to competitive pressures and/or perceived opportunities. We cannot be sure that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or not available when required or on acceptable terms, we may be forced to cease our operations, and even if we are able to continue our operations, our business and financial results may suffer.

WE MAY DECIDE TO MAKE ACQUISITIONS OR INVESTMENTS AND WE MAY EXPAND
  INTERNATIONALLY

    We have no experience in acquiring or making investments in companies, technologies or services. From time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses, products or services, or customers. We have no present understanding or agreement relating to any such acquisition or investment. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired services, technologies or customers into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations due to accounting requirements such as the amortization of goodwill. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

    We may also decide to expand internationally, and believe that any international operations would be subject to most of the risks of our business generally. In addition, there are certain risks inherent in doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, and adverse tax consequences, and there are likely to be different consumer preferences and requirements in such markets. We cannot assure you that one or more of these factors would not harm any future international operations.

THE FUTURE SALE OF SHARES MAY HURT OUR STOCK PRICE

    If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following the offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After the offering, we will
have outstanding   shares of common stock. Of these shares, the   shares being
offered hereby are freely tradeable. This leaves       shares eligible for sale
in the public market as follows:

NUMBER OF
  SHARES                                                DATE
------------  ----------------------------------------------------------------------------------------
              After the date of this prospectus
              Upon the filing of a registration statement to register for resale shares of common stock issuable upon the exercise of options granted under the 1999 Stock Incentive Plan

              At various times after 90 days from the date of this prospectus
              After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
              At various times after 180 days from the date of this prospectus

    Our directors and officers and certain of our stockholders have agreed, subject to specified exceptions, that they will not sell, directly or indirectly, any common stock without the prior written consent of Salomon Smith Barney Inc. for a period of 180 days from the date of this prospectus.

    In addition, we intend to register for resale the             shares of
common stock reserved for issuance under the 1999 Stock Incentive Plan. We expect such registration to become effective immediately upon filing. As of the
date of this prospectus, options to purchase a total of             shares of
common stock are outstanding, of which options to purchase       shares will be
immediately exercisable upon the closing of this offering. Upon exercise, these shares and shares subject to options granted after the date hereof will be covered by that registration and will be eligible for resale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of lock-up agreements. These stock options generally have exercise prices significantly below the assumed initial public offering of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

    Certain stockholders, representing approximately   shares of common stock,
have the right, subject to conditions, to include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have an adverse effect on our ability to raise needed capital. Please see "Management--1999 Stock Incentive Plan," "Principal Stockholders," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK AND WE ANTICIPATE THAT OUR
  STOCK PRICE WILL BE HIGHLY VOLATILE

    Prior to the offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in Juno will lead to the development of an active trading market or how liquid that market might become. The market price of the common stock may decline below the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting." The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

WE WILL HAVE BROAD DISCRETION IN USING A SUBSTANTIAL PORTION OF THE PROCEEDS

    We intend to spend a significant portion of the net proceeds of this offering on a marketing campaign and for the repayment of debt. Our management will have broad discretion, however, over the allocation of a substantial portion of the net proceeds from this offering as well as over the timing of our expenditures. As a result, investors in this offering will be relying upon management's judgment with only limited information about its specific intentions regarding the use of proceeds. Please see "Use of Proceeds."

WE HAVE ANTI-TAKEOVER PROVISIONS WHICH MAY MAKE IT DIFFICULT FOR A THIRD PARTY
  TO ACQUIRE US

    Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Please see "Description of Capital Stock."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

    Investors purchasing shares in the offering will incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. Please see "Dilution."

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, AS A RESULT,
  STOCKHOLDERS WILL NEED TO SELL SHARES TO REALIZE A RETURN ON THEIR INVESTMENT

    We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements which involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results could differ materially from those expressed or implied by such forward-looking statements as a result of certain factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the   shares offered hereby, after
deducting the underwriting discounts and estimated offering expenses payable by us, are estimated to be approximately $ ($ if the underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $ per share.

    We intend to use the net proceeds of this offering for subscriber acquisition, advertising, brand marketing, continued investment in the development of our Internet services, enhancements of our network infrastructure and other general corporate purposes. We also intend to use the net proceeds of this offering to repay all indebtedness to D. E. Shaw Securities Group, L.P., an affiliated party, which totaled $8.9 million as of February 28, 1999. This indebtedness bears interest at the Federal Funds rate plus 0.375% (5.215% as of February 28, 1999) and matures upon the earlier of December 31, 2000 or the date of completion of an initial public offering. Juno originally borrowed this money for working capital and other general corporate purposes. We may also use a portion of the proceeds of this offering for acquisitions, strategic alliances, or joint ventures. At present, we have no plans, arrangements or understandings related to any specific acquisitions.

    Other than the repayment of debt, we have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, management will have significant flexibility in applying a substantial portion of the net proceeds of the offering. Pending any such use, as described above, we intend to invest the net proceeds in interest-bearing instruments. See "Risk Factors--We will have broad discretion in using a substantial portion of the proceeds" and "--We may decide to make acquisitions or investments and we may expand internationally."

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 1998, the capitalization of Juno (1) on an actual basis, (2) on a pro forma basis to give effect to (a) Juno's March 1999 statutory merger and the associated conversion of the partnership class A units into 14,468,757 shares of Series A redeemable convertible preferred stock, and the reclassification of $92,166 in accumulated partnership losses to additional paid-in capital, and (b) the issuance of 8,295,320 shares of Series B redeemable convertible preferred stock in March 1999 in consideration of net proceeds of $61.8 million, and (3) on a pro forma
basis as adjusted to give effect to (a) the sale of the       shares offered
hereby at an assumed initial public offering price of $      per share, after
deducting the underwriting discounts and estimated offering expenses payable by Juno, and the application of the net proceeds therefrom, and (b) the automatic conversion of all outstanding shares of redeemable convertible preferred stock
into       shares of common stock upon the closing of this offering. This information should be read in conjunction with Juno's consolidated financial statements and the notes relating to such statements appearing elsewhere in this prospectus.

                                                                                       DECEMBER 31, 1998
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                         (IN THOUSANDS)
Total indebtedness, including current maturities............................  $   10,188   $  10,188
                                                                              ----------  -----------  -----------
Redeemable convertible preferred stock, $.01 par value:
  Series B convertible preferred stock, 8,295,320 shares
    authorized, issued and outstanding on a pro forma basis; none authorized, issued or outstanding on a pro forma
    as adjusted basis.......................................................      --          61,800
  Series A convertible preferred stock, 14,468,757 shares
    authorized, issued and outstanding on a pro forma basis; none authorized, issued or outstanding on a pro forma
    as adjusted basis.......................................................      --          79,578
Stockholders' equity (deficit) (1):
  Preferred Stock, $.01 par value, 5,000,000 shares authorized; none issued
    or outstanding on an actual, pro forma or pro forma as adjusted basis...      --          --
  Common Stock, $.01 par value, 109,909,090 shares authorized; 19 shares
    issued and outstanding on a pro forma basis; and     shares issued and
    outstanding on a pro forma as adjusted basis (1)........................      --          --
  Additional paid-in capital................................................      --         (92,166)
  Partners' capital (deficiency)/Accumulated deficit........................     (12,588)     --
                                                                              ----------  -----------  -----------
    Total stockholders' equity (deficit)....................................                 (92,166)
                                                                                          -----------  -----------
      Total capitalization..................................................  $   (2,400)  $  59,400
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

------------------------

(1) This information excludes 2,108,926 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1998, with a weighted average exercise price of $0.84 per share. See "Management--1999 Stock Incentive Plan," "Description of Capital Stock" and Note 10 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of Juno as of December 31, 1998, after giving effect to Juno's March 1999 statutory merger and the associated conversion of the partnership class A units into 14,468,757 shares of Series A redeemable convertible preferred stock, the issuance of 8,295,320 shares of Series B redeemable convertible preferred stock in March 1999 in consideration of net proceeds of $61.8 million, and the automatic conversion of all outstanding shares of preferred stock into common stock, was $ , or $ per share of common stock. Pro forma net tangible book value per share is equal to the amount of Juno's total tangible assets (total assets less intangible assets), divided by the number of shares of common stock outstanding, on a pro
forma basis, as of December 31, 1998. Assuming the sale by Juno of the   shares
offered hereby at an assumed initial public offering price of $ per share and after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of Juno as of December 31, 1998 would have been $ , or $ per share of common stock. This represents an immediate increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............................             $
  Pro forma net tangible book value per share as of December 31, 1998.......  $
  Pro forma increase attributable to new investors..........................
                                                                              ---------
Pro forma net tangible book value per share after the offering..............
                                                                                         ---------
Pro forma dilution per share to new investors...............................             $
                                                                                         ---------
                                                                                         ---------

    The following table summarizes, on a pro forma basis as of December 31, 1998, after giving effect to Juno's March 1999 statutory merger and the associated conversion of the partnership class A units into 14,468,757 shares of Series A redeemable convertible preferred stock, the issuance of 8,295,320 shares of Series B redeemable convertible preferred stock in March 1999 in consideration of net proceeds of $61.8 million, and the automatic conversion of all outstanding shares of preferred stock into common stock, the total number of shares of common stock purchased from Juno, the total consideration paid to Juno and the average price per share paid by existing stockholders and by new investors:

                                                                                    TOTAL CONSIDERATION
                                                             SHARES PURCHASED
                                                          ----------------------  ------------------------  AVERAGE PRICE PER
                                                           NUMBER      PERCENT      AMOUNT       PERCENT          SHARE
                                                          ---------  -----------  -----------  -----------  -----------------
Existing stockholders...................................                       %                         %      $
New investors...........................................
                                                          ---------       -----          ---        -----           -----
    Total...............................................                  100.0%                    100.0%      $
                                                          ---------       -----          ---        -----           -----
                                                          ---------       -----          ---        -----           -----

    The foregoing tables and calculations assume no exercise of outstanding options. At December 31, 1998, there were 2,108,926 shares of common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $0.84 per share. To the extent that these options are exercised, there will be further dilution to new investors. See
"Management--1999 Stock Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the period from June 30, 1995 (inception) through December 31, 1995 and for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data at December 31, 1995, 1996, 1997 and 1998, are derived from the consolidated financial statements of Juno which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus.

                                                                    PERIOD FROM
                                                                     INCEPTION
                                                                  (JUNE 30, 1995)          YEAR ENDED DECEMBER 31,
                                                                    TO DECEMBER     -------------------------------------
                                                                     31, 1995          1996         1997         1998
                                                                 -----------------  -----------  -----------  -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Billable services..........................................      $      --       $       6    $   1,371    $   6,645
    Advertising and transaction fees...........................             --             127        1,875        6,454
    Direct product sales.......................................             --               3        5,845        8,595
                                                                       -------      -----------  -----------  -----------
      Total revenues...........................................             --             136        9,091       21,694
                                                                       -------      -----------  -----------  -----------
  Cost of revenues:
    Billable services..........................................             --              --        1,053        5,606
    Advertising and transaction fees...........................             --             278        1,659        3,725
    Direct product sales.......................................             --               3        5,796        7,627
                                                                       -------      -----------  -----------  -----------
      Total cost of revenues...................................             --             281        8,508       16,958
                                                                       -------      -----------  -----------  -----------
  Operating expenses:
    Operations, free service...................................             --           5,803       11,075        9,383
    Subscriber acquisition.....................................            592           6,993        3,140        5,334
    Sales and marketing........................................            389           4,276       12,593       11,584
    Product development........................................          2,577           3,741        4,860        7,345
    General and administrative.................................            275           2,172        2,897        2,726
                                                                       -------      -----------  -----------  -----------
      Total operating expenses.................................          3,833          22,985       34,565       36,372
                                                                       -------      -----------  -----------  -----------
      Loss from operations.....................................         (3,833)        (23,130)     (33,982)     (31,636)
  Interest income, net.........................................             --             128          243           44
                                                                       -------      -----------  -----------  -----------
      Net loss.................................................      $  (3,833)      $ (23,002)   $ (33,739)   $ (31,592)
                                                                       -------      -----------  -----------  -----------
                                                                       -------      -----------  -----------  -----------

  Pro forma basic and diluted net loss per share (1)...........                                                $   (1.39)
                                                                                                              -----------
                                                                                                              -----------
  Weighted average shares outstanding used in pro forma basic
    and diluted per share calculation (1)......................                                                   22,764
                                                                                                              -----------
                                                                                                              -----------

                                                                                       DECEMBER 31,
                                                                 --------------------------------------------------------
                                                                       1995            1996         1997         1998
                                                                 -----------------  -----------  -----------  -----------

                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents....................................      $      --       $     598    $  13,770    $   8,152
  Working capital (deficiency).................................             92          (2,004)       6,927       (8,343)
  Total assets.................................................             92           4,774       20,133       14,703
  Total indebtedness, including current maturities.............             --              --          795       10,188
  Partners' capital (deficiency)...............................             92          (2,004)      10,504      (12,588)

------------------------

(1) Gives pro forma effect to (a) Juno's March 1999 statutory merger and the associated conversion of the partnership class A units into 14,468,757 shares of Series A redeemable convertible preferred stock; and (b) the issuance of 8,295,320 shares of Series B redeemable convertible preferred stock in March 1999 in consideration of net proceeds of $61.8 million. See the consolidated financial statements and the notes to such statements appearing elsewhere in this prospectus for the determination of the number of shares used in computing pro forma basic and diluted loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF JUNO SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. JUNO'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, SUCH AS THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. We offer several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the World Wide Web. Our revenues are derived primarily from the fees we charge for our billable subscription services, from the sale of highly targetable interactive advertising, and from the direct sale of products to our subscribers.

    Our business strategy has encompassed two phases. The initial phase, which began at our inception in June 1995, focused on building a scalable infrastructure and on maximizing the number of subscribers to our free basic e-mail service, which launched in April 1996. In July 1998, we commenced the second phase of our business strategy by introducing two additional service levels: an enhanced e-mail service, JUNO GOLD, and a full Internet access service, JUNO WEB.

    We classify our revenues as follows:

    (1) Billable services revenues, consisting of:

       (a) subscription fees from subscribers to Juno Gold and Juno Web, our billable subscription services;

       (b) technical support fees received when subscribers to our free basic e-mail service and to Juno Gold call a 900 number for live assistance from a support technician; and

       (c) charges for shipping and handling associated with mailing disks upon request to prospective Juno subscribers, consulting revenues, and other billable services.

    (2) Advertising and transaction fees, consisting of revenues earned from advertisers and strategic marketing partners for displaying advertisements to, and facilitating electronic commerce with, our subscribers. The majority of these advertisements are displayed while a Juno subscriber reads or writes e-mail offline. Advertising revenues are also derived from Web-based banner impressions displayed to Juno Web subscribers when they use our portal Web site, to which they are automatically brought each time they connect to the Web.

    (3) Direct product sales, consisting of revenues generated from the sale of products directly by us to our subscribers and the associated shipping and handling fees.

    The commencement of the second phase of our business strategy has affected the composition of our revenues. On July 22, 1998, we launched our billable subscription services, and as of February 28, 1999, we had approximately 191,000 billable service subscribers, consisting of approximately 76,000 Juno Gold subscribers and approximately 115,000 Juno Web subscribers. Since the launch of our billable subscription services, billable services revenues have increased, both in absolute terms and as a percentage of our revenues.

    We currently offer our billable subscription services under a number of pricing plans, ranging from $2.95 per month for Juno Gold, billed annually in advance, to $19.95 per month for the Juno Web flat-rate plan. In marketing the Juno Web service, we have typically offered a number of promotions, such as a free month of service or a discounted rate for an initial period. Revenues for these billable subscription services accounted for approximately 75.4% of billable services revenues during the fourth quarter of 1998.

    Our strategy contemplates considerable growth in the number of subscribers to our billable subscription services. We intend to devote significant resources to advertising, brand marketing and referral programs designed to acquire new subscribers directly into our billable subscription services and to encourage migration of our free basic e-mail subscribers to these billable services. We expect growth in the subscriber base for Juno Gold and Juno Web to result in substantial growth in subscription fees, both in absolute dollar terms and as a percentage of total revenues. Our strategy contemplates that revenues for billable subscription services are likely to be the single largest source of revenues for Juno in the immediate future.

    We are subject to industry trends that affect Internet access providers generally, including seasonality and subscriber cancellations. We believe Internet access providers typically incur higher expenses during the last and first calendar quarters, corresponding to heavier usage during the fall and winter, and experience relatively lighter usage and relatively fewer account registrations during the summer. We believe subscriber acquisition also tends to be most effective during the first and last calendar quarters of each year, and we may take such seasonal effects into consideration in scheduling our marketing activities. The results of operations of Internet access providers, including those of Juno, are significantly affected by subscriber cancellations. The failure to retain subscribers to our billable subscription services, or an increase in the rate of cancellations of those services, would cause our business and financial results to suffer.

    Additionally, our strategy contemplates increases in revenues from advertising and transaction fees. We expect that strategic marketing alliances will account for an increasing portion of such revenues. This is due in part to our expectation that we may secure additional strategic marketing alliances, as well as to our expectation that we may earn incremental performance-based revenues beyond the minimum guaranteed revenues associated with some of these arrangements. Furthermore, we expect that revenues from direct product sales will decline in the future as a percentage of total revenues due to our strategic decision to focus increasingly on higher margin activities.

    Our principal expenses consist of marketing, telecommunications, customer service, personnel and related costs, and the cost of direct product sales. We have elected to obtain telecommunications services, customer service and merchandising fulfillment principally from third-party providers.

    We have incurred net losses of $92.2 million from inception (June 30, 1995) through December 31, 1998.

    We have relied on private sales of equity securities, totaling $79.6 million through December 31, 1998, and borrowings to fund our operations. In March 1999, we raised an additional $61.8 million of net proceeds through the private placement of Series B redeemable convertible preferred stock. We expect net losses to continue for the foreseeable future as we continue to incur significant expenses while pursuing our business strategy.

    Prior to March 1, 1999, we operated our business primarily through a limited partnership, Juno Online Services, L.P. On that date, we completed a statutory merger of Juno Online Services, L.P. into Juno Online Services, Inc., which had been a wholly owned subsidiary of Juno Online Services, L.P. Juno Online Services, Inc. is the surviving entity after completion of the statutory merger. The consolidated financial statements included in the prospectus consist of the accounts of both Juno Online Services, L.P. and Juno Online Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Since we operated as a limited partnership prior to March 1, 1999, taxable losses incurred through that date have been allocated to the partners for reporting on their respective income tax returns. Accordingly, as of such date, we had no available net operating loss carryforwards available for federal and state income tax purposes to offset future taxable income, if any.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES

    Total revenues increased $12.6 million, from $9.1 million for the year ended December 31, 1997 to $21.7 million for the year ended December 31, 1998, an increase of 139%. This increase was due primarily to increases in billable services and in advertising and transaction fees.

    BILLABLE SERVICES. Billable services revenues increased approximately $5.3 million, from $1.4 million for the year ended December 31, 1997 to $6.6 million for the year ended December 31, 1998, an increase of 385%. This increase was due primarily to the introduction of our billable subscription services, which contributed $3.6 million in subscription fees in 1998; a short-term development consulting contract which contributed $1.0 million; and technical support fees associated with the growth of the subscriber base of Juno's free basic e-mail service and of Juno Gold. At December 31, 1998, there were approximately 144,000 billable services subscribers, with approximately 53,000 subscribing to Juno Gold and approximately 91,000 subscribing to Juno Web.

    ADVERTISING AND TRANSACTION FEES. Advertising and transaction fees increased $4.6 million, from $1.9 million for the year ended December 31, 1997 to $6.5 million for the year ended December 31, 1998, an increase of 244%. This increase was due primarily to additional advertisers and advertisements delivered, and the impact of additional strategic marketing alliances.

    From time to time, we engage in barter transactions in which we exchange advertising with other Internet or traditional media companies, provide advertising in exchange for software distribution services or other forms of marketing assistance, or participate in other reciprocal service arrangements. Such barter transactions accounted for 0.3% of total advertising and transaction fees for the year ended December 31, 1997, and 1.9% for the year ended December 31, 1998.

    DIRECT PRODUCT SALES. Direct product sales increased $2.8 million, from $5.8 million for the year ended December 31, 1997 to $8.6 million for the year ended December 31, 1998, an increase of 47.0%. However, revenues from direct product sales decreased $1.0 million, from $5.0 million for the six months ended December 31, 1997 to $4.0 million for the six months ended December 31, 1998, a decrease of 20.1%. This decline reflects our strategic decision during the first quarter of 1998 to narrow the range of our direct product sales activities and of the types of products offered to our subscribers. Instead, we decided to concentrate on forming strategic marketing alliances and developing other uses for our advertising inventory that we believe should generate revenues with higher margins than direct products sales.

    COST OF REVENUES

    Total cost of revenues increased $8.5 million, from $8.5 million for the year ended December 31, 1997 to $17.0 million, an increase of approximately 99.3%. This increase was due primarily to increases in costs associated with billable services and with advertising and transaction fees.

    BILLABLE SERVICES. Cost of revenues related to billable services consists primarily of the costs to provide Juno Gold and Juno Web, including telecommunications, customer service, operator-assisted technical support, credit card fees, and personnel and related overhead costs. In addition, cost of revenues related to billable services includes the personnel and related overhead costs associated with our performance of a short-term consulting engagement during 1998 and the costs of mailing disks upon request to prospective Juno subscribers.

    Cost of revenues related to billable services increased approximately $4.6 million, from $1.1 million for the year ended December 31, 1997 to $5.6 million for the year ended December 31, 1998, an increase of 433%. This increase is primarily due to the costs of providing our billable subscription services. Costs related to the provision of these billable subscription services, principally customer service, technical support and telecommunications expenses, accounted for 58.0% of the total costs of revenues related to all billable services during 1998 and accounted for a majority of such increase. Cost of revenues related to billable services as a percentage of total billable services revenues increased from 76.8% for the year ended December 31, 1997 to 84.4% for the year ended December 31, 1998. This increase is principally related to the introduction of billable subscription services, the relatively high percentage of subscribers to these services who are in their initial months, and the higher costs incurred in the early stages of a subscriber's life cycle. We believe that customer service and technical support costs are substantially higher in the initial months following signup than during later months. We also incur significant startup costs associated with training customer service and technical support representatives and with developing processes necessary to support the subscriber base and its anticipated future growth. We expect that, other things being equal, these costs will be highest as a percentage of the related revenues during periods of rapid percentage growth in the subscriber base of our billable subscription services.

    ADVERTISING AND TRANSACTION FEES. Cost of revenues for advertising and transaction fees consists primarily of the transmission costs associated with downloading advertisements to the hard drives of subscribers' computers for later display, the personnel and related overhead costs associated with the creation and distribution of such advertisements, and the costs associated with reporting the results of ad campaigns to advertisers.

    Cost of revenues for advertising and transaction fees increased approximately $2.1 million, from $1.7 million for the year ended December 31, 1997 to $3.7 million for the year ended December 31, 1998, an increase of 125%. This increase was principally due to additional advertisers and advertisements delivered and the impact of additional strategic marketing alliances. The cost of revenues for advertising and transaction fees as a percentage of advertising and transaction fees revenue decreased from 88.5% for the year ended December 31, 1997 to 57.7% for the year ended December 31, 1998. This decrease is primarily due to economies of scale associated with higher volumes of ad production, decreased telecommunications rates, faster average connection speeds, and improvements in our production and distribution methods.

    DIRECT PRODUCT SALES. Cost of revenues for direct product sales consists primarily of the cost of merchandise sold directly by us to our subscribers and the associated shipping and handling costs.

    The cost of revenues for direct product sales increased $1.8 million, from $5.8 million for the year ended December 31, 1997 to $7.6 million for the year ended December 31, 1998, an increase of 31.6%. This increase corresponds to the increase in merchandise sold. The cost of revenues for direct product sales as a percentage of direct product sales revenue decreased from 99.2% for the year ended December 31, 1997 to 88.7% for the year ended December 31, 1998. This decrease was primarily due to efficiencies associated with outsourcing various functions rather than performing them internally.

    OPERATING EXPENSES

    OPERATIONS, FREE SERVICE. Operations, free service consists of the costs associated with providing our free basic e-mail service, comprising principally telecommunications costs, expenses associated with providing customer service, depreciation of network equipment, and personnel and related overhead costs.

    Expenses associated with operations, free service decreased $1.7 million, from $11.1 million for the year ended December 31, 1997 to $9.4 million for the year ended December 31, 1998, a decrease of 15.3%. This decrease was primarily due to declining telecommunications rates and increasing connection speeds resulting from the use of faster modems by a portion of our subscriber base. These cost savings were partially offset by an increase in the number of subscribers connecting in a given month. During the month ended December 31, 1997, 1,986,000 subscriber accounts connected and during the month ended December 31, 1998, 2,434,000 subscriber accounts connected.

    SUBSCRIBER ACQUISITION. Subscriber acquisition costs include all costs incurred to acquire subscribers to either our free basic e-mail service or one of our billable subscription services. These costs include direct mail campaigns, advertising through conventional and computer-based media, telemarketing, producing advertisements to be displayed over the Juno services and transmitting them to our subscribers, disk duplication and fulfillment, and bounties paid to acquire subscribers, among other marketing activities. These costs also included certain personnel and related overhead costs.

    Subscriber acquisition costs increased $2.2 million, from $3.1 million for the year ended December 31, 1997 to $5.3 million for the year ended December 31, 1998, an increase of 69.9%. This increase is primarily due to direct mail and advertising costs incurred to acquire subscribers to our free basic e-mail service in the first half of 1998, ad production and transmission costs associated with soliciting basic e-mail subscribers to upgrade to our billable subscription services starting in July 1998, and costs incurred during the second half of 1998 to prepare for the large-scale marketing activities planned for 1999. The increase in these costs was partially offset by a decrease in expenses related to referral bounties as various agreements that called for such bounty payments expired or were terminated. As a percentage of revenues, subscriber acquisition costs decreased from 34.5% in 1997 to 24.6% in 1998. This percentage decrease was primarily due to the relatively larger 1998 revenues. We expect that subscriber acquisition costs will increase significantly both in absolute dollar terms and as a percentage of total revenue in the future.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of the personnel and related overhead costs of the following departments: advertising sales; business development; direct product sales; and billable services product marketing. Also included are costs associated with trade advertising intended to support our ad sales effort, corporate branding activities unrelated to subscriber acquisition, and public relations, as well as ad production, ad transmission, customer service and fulfillment costs associated with our direct product sales activities.

    Sales and marketing costs decreased $1.0 million, from $12.6 million for the year ended December 31, 1997 to $11.6 million for the year ended December 31, 1998, a decrease of 8.0%. This decrease is primarily due to reductions in the level of trade advertising we undertook in 1998 as well as to cost savings associated with our decisions to close our regional ad sales offices and to narrow the range of our direct product sales activities. We reduced the headcount assigned to our direct product sales activities, as well as inventory risk, primarily by outsourcing substantially all of the procurement, warehousing, fulfillment, billing and customer service aspects of this initiative. In each of the first and second quarters of 1998, sales and marketing expenses include charges of approximately $300,000 relating to inventory write-offs, severance pay, and lease termination costs. As a percentage of revenues, sales and marketing costs decreased from 139% in 1997 to 53.4% in 1998. This percentage decrease was primarily due to the relatively larger 1998 revenues.

    PRODUCT DEVELOPMENT. Product development includes research and development expenses and other product development costs. These costs consist primarily of personnel and related overhead costs as well as the costs associated with research and development and other product development activities performed for us on a contract basis by a related party in Hyderabad, India.

    Product development costs increased approximately $2.5 million, from $4.9 million for the year ended December 31, 1997 to $7.3 million for the year ended December 31, 1998, an increase of 51.1%. This increase is primarily due to the costs associated with establishing development operations in Hyderabad, India, a project we initiated in the fourth quarter of 1997. Product development costs in 1998 related primarily to the continued development of our billable subscription services and of various pieces of software. To date, we have not capitalized expenses related to any software development activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related overhead costs associated with executive, finance, legal, recruiting, human resources and facilities functions, as well as certain professional expenses.

    General and administrative costs decreased $0.2 million, from $2.9 million for the year ended December 31, 1997 to $2.7 million for the year ended December 31, 1998, a decrease of 5.9%. This decrease is primarily due to reduced personnel and related overhead costs, lower professional fees, and cost containment programs. As a percentage of revenues, general and administrative costs decreased to 12.6% in 1998 versus 31.9% in 1997. This percentage decrease was primarily due to the relatively larger 1998 revenues. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and our operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, we anticipate that general and administrative expenses will increase in absolute dollar terms in the future.

    INTEREST INCOME, NET. Interest income, net decreased $199,000, from $243,000 for the year ended December 31, 1997 to $44,000 for the year ended December 31, 1998, a decrease of 81.9%. This decrease is primarily due to interest payments for borrowings and increased capital lease obligations, partially offset by interest income earned on higher average cash balances during 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES

    Total revenues increased $9.0 million, from $0.1 million for the year ended December 31, 1996 to $9.1 million for the year ended December 31, 1997. This increase was primarily due to increases in direct product sales and in advertising and transaction fees.

    BILLABLE SERVICES. Billable services revenues increased $1.4 million, from $6,000 for the year ended December 31, 1996 to $1.4 million for the year ended December 31, 1997. This increase is primarily due to the implementation of fee-based technical support for subscribers to our free basic e-mail service in January 1997 and the initiation, as of March 1997, of our policy to charge prospective subscribers to our free basic e-mail service a shipping and handling fee if they request that a copy of our software be sent to them by mail.

    ADVERTISING AND TRANSACTION FEES. Advertising and transaction fees increased approximately $1.7 million, from $127,000 for the year ended December 31, 1996 to $1.9 million for the year ended December 31, 1997. This increase reflects the expansion of our sales force and the growth in the subscriber base of our free basic e-mail service to a level sufficient to interest advertisers, and is principally due to the significantly higher number of advertisers and advertisements delivered.

    DIRECT PRODUCT SALES. Direct product sales increased $5.8 million, from $3,000 for the year ended December 31, 1996 to $5.8 million for the year ended December 31, 1997. This increase reflects the first full year of direct product sales activity and the growth of our subscriber base.

    COST OF REVENUES

    Cost of revenues increased $8.2 million, from $0.3 million for the year ended December 31, 1996 to $8.5 million for the year ended December 31, 1997. This increase was primarily due to increases in costs associated with direct product sales and with advertising and transaction fees.

    BILLABLE SERVICES. The cost of revenues related to billable services increased $1.1 million, from $0 for the year ended December 31, 1996 to $1.1 million in 1997. This increase is primarily due to costs associated with providing fee-based technical support to subscribers to our free basic e-mail service starting in January 1997 and with our policy to charge prospective subscribers to our free basic e-mail service a shipping and handling fee if they request that a copy of our software be sent to them by mail.

    ADVERTISING AND TRANSACTION FEES. The cost of revenues for advertising and transaction fees increased $1.4 million, from $278,000 for the year ended December 31, 1996 to $1.7 million for the year ended December 31, 1997. This increase is principally due to additional production and transmission costs associated with the increase in advertisements delivered.

    DIRECT PRODUCT SALES. The cost of revenues for direct product sales increased $5.8 million, from $3,000 for the year ended December 31, 1996 to $5.8 million for the year ended December 31, 1997. This increase corresponds to the increase in products sold.

    OPERATING EXPENSES

    OPERATIONS, FREE SERVICE. The expenses associated with operations, free service increased $5.3 million, from $5.8 million for the year ended December 31, 1996 to $11.1 million for the year ended December 31, 1997, an increase of 90.8%. This increase is primarily due to the growth in the subscriber base of our free basic e-mail service, which resulted in increased telecommunications and customer service costs, partially offset by declining telecommunication rates and increasing average connection speeds. During the month ended December 31, 1996, 823,000 subscriber accounts connected and during the month ended December 31, 1997, 1,986,000 subscriber accounts connected.

    SUBSCRIBER ACQUISITION. Subscriber acquisition costs decreased $3.9 million, from $7.0 million for the year ended December 31, 1996 to $3.1 million for the year ended December 31, 1997, a decrease of 55.1%. This decrease is primarily due to the reduction in advertising and direct mail activities in 1997 relative to those in 1996, the year in which we launched our free basic e-mail service. The effect of this reduction in advertising and direct mail activities was partially offset by increased referral bounty expenses in 1997.

    SALES AND MARKETING. Sales and marketing expenses increased $8.3 million, from $4.3 million for the year ended December 31, 1996 to $12.6 million for the year ended December 31, 1997, an increase of 195%. This increase is primarily due to the growth of our advertising sales force as well as the expansion of our direct product sales activities, which increased our expenses related to ad production, ad transmission, and order fulfillment. These increases were partially offset by reductions in the level of trade advertising we undertook in 1997.

    PRODUCT DEVELOPMENT. Product development costs increased approximately $1.1 million, from $3.7 million for the year ended December 31, 1996 to $4.9 million for the year ended December 31, 1997, an increase of 29.9%. This increase is primarily due to increased personnel and related overhead costs, due to higher headcount. Product development costs in 1997 related primarily to development of refinements to our advertising and electronic commerce systems and certain other pieces of software.

    GENERAL AND ADMINISTRATIVE. General and administrative costs increased $0.7 million, from $2.2 million for the year ended December 31, 1996 to $2.9 million for the year ended December 31,

1997, an increase of 33.4%. This increase is primarily due to increased personnel and related overhead costs, due to increased headcount.

    INTEREST INCOME, NET. Interest income, net increased $115,000, from $128,000 for the year ended December 31, 1996 to $243,000 for the year ended December 31, 1997, an increase of 89.8%. This increase is primarily due to interest income earned on higher average cash balances in 1997.

QUARTERLY RESULTS OF OPERATIONS DATA

    The following table sets forth certain unaudited quarterly statement of operations data for each of the four quarters ended December 31, 1998, as well as such data expressed as a percentage of our total revenues for the periods indicated. In our opinion, this unaudited information has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. The quarterly data should be read in conjunction with the consolidated financial statements and the notes to such statements appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                            THREE MONTHS ENDED
                                                         --------------------------------------------------------
                                                           MAR. 31,                     SEPT. 30,      DEC. 31,
                                                             1998      JUNE 30, 1998      1998           1998
                                                         ------------  -------------  -------------  ------------

                                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Billable services....................................   $      465     $     709      $   1,528     $    3,943
  Advertising and transaction fees.....................        1,228         1,540          1,759          1,927
  Direct product sales.................................        2,577         2,035          1,847          2,136
                                                         ------------  -------------  -------------  ------------
      Total revenues...................................        4,270         4,284          5,134          8,006
                                                         ------------  -------------  -------------  ------------
Cost of revenues:
  Billable services....................................          387           580          1,306          3,333
  Advertising and transaction fees.....................          825           875            992          1,033
  Direct product sales.................................        2,426         1,709          1,592          1,900
                                                         ------------  -------------  -------------  ------------
      Total cost of revenues...........................        3,638         3,164          3,890          6,266
                                                         ------------  -------------  -------------  ------------
Operating expenses:
  Operations, free service.............................        2,824         2,356          2,101          2,102
  Subscriber acquisition...............................        1,453           427          1,067          2,387
  Sales and marketing..................................        4,270         2,884          2,212          2,218
  Product development..................................        1,835         1,630          1,849          2,031
  General and administrative...........................          914           676            511            625
                                                         ------------  -------------  -------------  ------------
      Total operating expenses.........................       11,296         7,973          7,740          9,363
                                                         ------------  -------------  -------------  ------------
      Loss from operations.............................      (10,664)       (6,853)        (6,496)        (7,623)
Interest income (expense), net.........................           74           (14)             6            (22)
                                                         ------------  -------------  -------------  ------------
      Net loss.........................................   $  (10,590)    $  (6,867)     $  (6,490)    $   (7,645)
                                                         ------------  -------------  -------------  ------------
                                                         ------------  -------------  -------------  ------------

                                                                            THREE MONTHS ENDED
                                                         --------------------------------------------------------
                                                           MAR. 31,                     SEPT. 30,      DEC. 31,
                                                             1998      JUNE 30, 1998      1998           1998
                                                         ------------  -------------  -------------  ------------
                                                                          (DOLLARS IN THOUSANDS)
PERCENTAGE OF REVENUES:
  Revenues:
    Billable services..................................         10.9%         16.6%          29.7%          49.3%
    Advertising and transaction fees...................         28.8          35.9           34.3           24.1
    Direct product sales...............................         60.3          47.5           36.0           26.6
                                                         ------------  -------------  -------------  ------------
      Total revenues...................................        100.0         100.0          100.0          100.0
                                                         ------------  -------------  -------------  ------------
  Cost of revenues:
    Billable services..................................          9.1          13.5           25.4           41.7
    Advertising and transaction fees...................         19.3          20.4           19.4           12.9
    Direct product sales...............................         56.8          40.0           31.0           23.7
                                                         ------------  -------------  -------------  ------------
      Total cost of revenues...........................         85.2          73.9           75.8           78.3
                                                         ------------  -------------  -------------  ------------
  Operating expenses:
    Operations, free service...........................         66.1          55.0           40.9           26.2
    Subscriber acquisition.............................         34.0          10.0           20.7           29.8
    Sales and marketing................................        100.0          67.3           43.1           27.7
    Product development................................         43.0          38.0           36.0           25.4
    General and administrative.........................         21.4          15.8           10.0            7.8
                                                         ------------  -------------  -------------  ------------
      Total operating expenses.........................        264.5         186.1          150.7          116.9
                                                         ------------  -------------  -------------  ------------
      Loss from operations.............................       (249.7)       (160.0)        (126.5)         (95.2)
  Interest income (expense), net.......................          1.7          (0.3)           0.1           (0.3)
                                                         ------------  -------------  -------------  ------------
      Net loss.........................................       (248.0)%      (160.3)%       (126.4)%        (95.5)%
                                                         ------------  -------------  -------------  ------------
                                                         ------------  -------------  -------------  ------------

    The following table sets forth certain selected subscriber data for each of the four quarters ended December 31, 1998. This data should be read in conjunction with the information appearing elsewhere in this prospectus. The selected subscriber data for any quarter are not necessarily indicative of future periods.

                                                                                         SEPT. 30,      DEC. 31,
SELECTED SUBSCRIBER DATA (1):                           MAR. 31, 1998   JUNE 30, 1998      1998           1998
------------------------------------------------------  --------------  -------------  -------------  ------------
Total subscriber accounts as of (2)...................      4,699,000      5,298,000      5,852,000     6,337,000
  Subscriber accounts that connected in the
    three-month period ended..........................      2,924,000      3,032,000      3,121,000     3,109,000
  Subscriber accounts that connected in the month
    ended.............................................      2,340,000      2,361,000      2,409,000     2,434,000
  Average subscriber accounts that connected per day
    in the month ended................................        889,000        836,000        889,000       887,000
Billable subscription service accounts as of (3)......             --             --         64,000       144,000

------------------------

(1) Juno's free basic e-mail service was introduced in April 1996 and Juno's billable subscription services--Juno Gold and Juno Web--were introduced in July 1998.

(2) Includes all distinct user accounts created since Juno's inception (regardless of activity level, if any), net of accounts that have been cancelled.

(3) Billable subscription service accounts are a subset of total subscriber accounts and, to the extent applicable, are also included in the number of subscriber accounts shown as having connected during the periods described.

    We have historically experienced seasonality, with use of Internet services being somewhat lower during the summer and year-end holiday periods. We believe seasonality favorably impacts subscriber acquisition during the first and fourth calendar quarters. We further believe that seasonality may negatively affect our advertising revenue during the first and third calendar quarters. Finally, we believe that direct product sales are positively affected in the fourth quarter due to the year-end holiday buying season, although we cannot assure you that this trend will continue in future periods. See "Risk Factors--Fluctuations in our operating results may negatively impact our stock price."

    Despite the impact of seasonality, our revenues have increased in all quarters presented. We believe that these increases occurred for a number of reasons, including the overall growth of our business and the industry's growth as a whole, the launch of our billable subscription services on July 22, 1998, and the increase in advertising and transaction fees generated by strategic marketing alliances in the third and fourth calendar quarters. We cannot assure you that we will not experience seasonal fluctuations and the risks associated therewith in the future. Primarily due to our previously described strategic decision to narrow our direct product sales activities, direct product sales revenue decreased in all quarters except for the fourth quarter, which we believe was positively affected by the holiday buying season.

    Cost of revenues increased as a percentage of total revenues in the third and fourth quarters primarily due to the startup costs associated with the introduction of billable subscription services, the relatively high percentage of subscribers to such services who are in their initial months, the higher costs incurred in the early months of a subscriber's life cycle, and the fact that most Juno Web subscribers currently receive their first month of service at no charge.

    Operating expenses decreased in the second quarter due to reduced subscriber acquisition activities, and in the second and third quarters due to savings resulting from the narrowing of our direct product sales activities, the closing of regional sales offices, and certain cost containment programs. Operating expenses increased in the fourth quarter principally because of increased spending initiated during the third quarter related to subscriber acquisition. The increase in such spending reflects increased levels of marketing conducted over the Juno service in order to promote our billable subscription services to our free basic e-mail service subscribers, as well as preparations for the large-scale marketing activities planned for 1999. We anticipate significant increases in subscriber acquisition expenses. See "Use of Proceeds." We anticipate that such spending will result in substantial fluctuations in subscriber acquisition expenses, operating expenses, and net loss on a quarter-to-quarter basis.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the March 1999 private placement described below, we were financed primarily through capital contributions from entities or persons affiliated with
D. E. Shaw & Co., Inc. In March 1998, we borrowed $10.0 million from D. E. Shaw Securities Group, L.P., an affiliated party, pursuant to an unsecured note. The note bears interest at the Federal Funds rate plus 0.375% (5.215% as of February 28, 1999). Outstanding principal and any accrued but unpaid interest is required to be paid upon the earlier of (1) December 31, 2000 and (2) the date of completion of an initial public offering by Juno registered under the Securities Act of 1933, and will be repaid in full with the proceeds from this offering and is otherwise scheduled to mature on December 31, 2000. At February 28, 1999, the balance, including accrued interest, of the note was $8.9 million. See "Use of Proceeds."

    Net cash used in operating activities was $16.4 million, $33.6 million and $20.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. The decrease in net cash used in operating activities of $12.7 million from $33.6 million for the year ended December 31, 1997 to $20.9 million for the year ended December 31, 1998 was primarily the result of deferred revenues, changes in working capital accounts, and non-cash charges for depreciation and amortization.

    Net cash used in investing activities was $0, $3.4 million and $1.6 million for the years ended December 31, 1996, 1997 and 1998, respectively. The principal use of cash for the periods presented was for the purchase of fixed assets. Prior to July 1997, we utilized certain fixed assets owned by DESCO, L.P., the expense relating to which was allocated to us. Beginning in July 1997, substantially all new acquisitions of fixed assets have been made directly by us.

    Net cash provided by financing activities was $17.0 million, $50.1 million and $16.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. Financing activities are primarily capital contributions, the borrowings and repayments under the note during 1998, and capital lease obligation payments.

    In March 1999, we received net proceeds of $61.8 million in exchange for our issuance of 8,295,320 shares of Series B redeemable convertible preferred stock, which will automatically convert into an equivalent number of shares of common stock upon the closing of this offering.

    We do not currently have any material commitments for capital expenditures outside of the normal course of business and recent historical trends. However, we do anticipate that we will increase our capital expenditures and lease commitments beyond recent historical trends to expand our infrastructure in anticipation of the growth of our subscriber base. We may also take advantage of opportunities to employ certain cost-effective but capital-intensive approaches to the provision of our Internet services. As a result of our outsourcing arrangements for telecommunications services and customer service, we have substantially reduced the level of capital expenditures that would otherwise have been necessary to develop our product offerings. In the event that these outsourcing arrangements were no longer available to us, significant capital expenditures would be required and our business and financial results could suffer. In addition, we anticipate significantly increasing subscriber acquisition expenses in order to fund subscriber growth and help us gain market share. In March 1999, we spent $10.0 million for advertising that may be used at any time prior to March 2001. Additional expenditures in connection with subscriber acquisition will represent a material use of our cash resources.

    We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for at least the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. See "Risk Factors--We may need additional capital in the future to operate our business."

IMPACT OF THE YEAR 2000

    The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits (rather than four) to identify a given year. Computer programs that have time-sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. We maintain a significant number of computer software programs and operating systems across our entire organization, including applications used in operating the Juno service and various administrative and billing functions, all of which are potentially subject to Y2K problems.

    Our Y2K project is divided into four sections: Juno product software, Juno product hardware, infrastructure, and external agents. Phases common to all sections are: preparing inventory of all software and hardware items affected by the Y2K issue; assessing the Y2K compliance of identified items; repairing or replacing items that are determined not to be Y2K compliant; testing items; and creating contingency plans.

    The Juno product software section includes all software directly used by subscribers in connection with our free basic e-mail service and/or our billable subscription services. We estimate that as of February 28, 1999, 75% of this software had been assessed for Y2K compliance. The software repair and testing phases began in September 1997. Since our subscribers use several versions of our software, we must evaluate and possibly repair and then test each such version. We estimate that these phases will be completed by September 30, 1999. The assessment phase will be repeated periodically through January 2000 to verify that any changes made to our existing software do not bring any of our software components (client, server, or database) out of Y2K compliance. The repair and testing steps will be repeated as necessary depending on the outcome of the periodic assessments. Both phases are dependent on the availabilty of Y2K compliant versions of software from some external vendors. Approximately 2% of our active subscribers use older versions of our software which we have no plans to evaluate. If our testing uncovers any major Y2K compliance issues in any widely used versions of our software, it may be necessary for us to upgrade all affected active subscribers to a newer version of our software which is Y2K compliant. Subscribers who have not used our service for an extended period of time need not be upgraded unless they resume activity using a version of our software that is not Y2K compliant. Prospective subscribers may be unable to sign up for our services from disks containing such non-compliant software. We may need to ship our subscribers a compliant version of our software if they contact us.

    The Juno product hardware section includes the hardware that we use directly in connection with our free basic e-mail service and/or our billable subscription services. We estimate that as of February 28, 1999, the inventory phase of this section was 80% complete. We estimate that as of February 28, 1999, the Y2K compliance assessment phase was 70% complete, and we expect this phase to be completed by September 30, 1999. The repair/replacement phase and testing phase are both expected to be completed by October 1999, although both phases are dependent on the availability of Y2K compliant material from some external vendors.

    The infrastructure section consists of hardware and software used by our staff in the course of operating our business, other than Juno product hardware and software. We estimate that as of February 28, 1999, the inventory phase of this section was 90% complete. We estimate that as of February 28, 1999, the Y2K compliance assessment phase was 70% complete, and we expect this phase to be completed by September 30, 1999. The repair/replacement phase and testing phase are both expected to be completed by October 1999, although both phases are dependent on the availability of Y2K compliant versions of certain software and hardware.

    The external agents section includes all other hardware, software and related systems provided by third parties and on which we rely. Beginning in the third quarter of 1998, we undertook the process of identifying and prioritizing critical suppliers at the direct interface level and communicating with them about their plans and progress in addressing the Y2K problem. Detailed evaluations of certain third parties with whom we have significant relationships have been initiated. We estimate that this section was 30% completed as of February 28, 1998. The process of evaluating these external agents is scheduled to be completed by September 30, 1999, with follow-up reviews scheduled through the remainder of 1999.

    We expect that our employees will perform all significant work for the Y2K project described above. We do not anticipate hiring any additional employees nor do we anticipate incurring any significant consulting expenses for the Y2K project. The cost of software tools and consulting expenses used for detection of Y2K problems is not currently expected to exceed $100,000.

    Contingency planning has not yet begun for all sections, but we expect preliminary contingency plans to be completed by September 30, 1999. Ongoing contingency planning will be conducted as feedback received from third parties necessitates.

    The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition, and subject us to the risk of litigation. Due to the general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Y2K failures will have a material impact on our results of operations, liquidity or financial condition.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. As of December 31, 1998, Juno had no derivative instruments.

    In June 1997, FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued. The statement has not had an impact on Juno's financial statement disclosures as its financial statements reflect how the "key operating decision makers" view the business. Accordingly, the financial statements are presented as a single segment.

    In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for years beginning after December 15, 1997. The statement has not had an impact on Juno's financial statements as Juno has no other comprehensive income to report.

    In February 1997, FASB issued SFAS No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. The statement makes certain modifications to the earnings per share calculations defined in the Accounting Principles Board Opinion No. 15 "Earnings Per Share". SFAS 128 is effective for years ending after December 31, 1997. Juno has adopted SFAS 128 with respect to pro forma earnings per share. Pro forma net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock outstanding and the shares resulting from the assumed conversion of all outstanding shares of convertible preferred stock. Options have been excluded from the calculation of loss per share because to include them would be antidilutive.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 will not have a significant impact on Juno's consolidated financial position, results of operations and cash flows.

                                    BUSINESS

OUR COMPANY

    Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. We offer several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the Web. Our unique, tiered service strategy is designed to attract a broad spectrum of mainstream users as they begin to make the Internet a part of their lives, including those who are interested only in e-mail, those who initially begin with e-mail but over time develop a need or desire for Web access, and those who seek full Web access from the outset.

    With an eye toward the needs and preferences of the mainstream consumer, we offer an easy-to-use interface with an intuitive "look-and-feel." Our services are provided through a nationwide telecommunications network that offers access, which we lease from several providers, through over 1,600 dial-up "points of presence" ("POPs"). These POPs can be reached by the vast majority of the U.S. population without having to place a long distance telephone call. Our revenues are derived primarily from the subscription fees we charge for certain billable services, from the sale of highly targetable interactive advertising, and from the direct sale of products to our subscribers.

    Since our inception in 1995, we have pursued a two-phase business strategy. The initial phase of this strategy focused on building a scalable infrastructure and on maximizing the number of subscribers to our free basic e-mail service. We chose to focus on e-mail because it is one of the most popular activities on the Internet, and because we believed that offering basic e-mail service for free would allow us to rapidly and cost-effectively build a large user base from which we might then expect to derive various forms of revenue. In particular, we planned to draw on our ability to communicate inexpensively with our user base in order to pursue revenues derived from (a) the sale of highly targetable interactive advertising and the direct marketing of products to our subscribers, and (b) the "upselling" of full Web access and other billable subscription services to our basic e-mail users. We believed our basic e-mail users would be more likely to purchase such services from us than from a competing service provider due to their expected aversion to the process of switching e-mail addresses. We further believed the economics of this approach would be enhanced by technology we had developed that allowed us to take advantage of a substantial number of hours of consumer contact while paying for a much smaller number of telecommunications connection hours.

    In July 1998, we commenced the second phase of our business strategy by introducing two additional service levels: an enhanced e-mail service and full Web access. Unlike our basic e-mail service, which is free, these service offerings are billed at either a flat rate or a combination of a reduced flat rate plus hourly usage fees. These services utilize the same easy-to-use interface as our basic e-mail service, and users of the current version of our software are able to easily upgrade to our billable subscription services from within this environment. JUNO GOLD, the enhanced e-mail service, supplements our basic e-mail service by allowing users to send and receive non-text files such as pictures, spreadsheets and word processor documents. JUNO WEB provides full Internet access utilizing a standard Web browser of the user's choice. The home page on which all Juno users begin each Web session is operated under an agreement with Lycos, one of the Internet's leading "portal" sites, that provides us with a portion of any associated advertising revenues.

    Our services have been very popular, with more than 6.6 million Juno accounts created since the launch of the basic e-mail service in April 1996. During the month of February 1999, an average of 943,000 distinct user accounts dialed into our service on any given day, with a total of 2.4 million distinct user accounts connecting during the full month of February, and 3.1 million distinct user accounts connecting during the three-month period ended February 28, 1999. We launched our billable subscription services on July 22, 1998, and as of February 28, 1999, we had approximately 191,000 billable service subscribers, consisting of approximately 76,000 Juno Gold subscribers and approximately

115,000 Juno Web subscribers. The marketing of our billable subscription services has initially been targeted at our own free e-mail subscribers. We intend, however, to begin marketing our billable subscription services beyond the existing Juno user base during the second quarter of 1999 through a substantial external marketing campaign.

    In addition to fees payable by subscribers to our billable subscription services, we derive revenues from highly targetable interactive advertising. As of February 28, 1999, approximately 190 firms had advertised on the Juno service. Additionally, we have entered into a number of major strategic marketing alliances, including several that involve multi-million-dollar guaranteed minimum payments to Juno. Our strategic marketing alliances include multi-year relationships with First USA, Qwest, and The Hartford, as well as a one-year agreement with AT&T Wireless Services.

    In servicing the needs of advertisers and marketing partners, we benefit from the high degree to which custom-tailored advertisements can be selectively targeted to various segments of our subscriber base. Juno ads can be targeted based not only on geography and patterns of computer use (as is often possible in the case of Web site advertising as well), but also according to such characteristics as age, gender, income, expected major purchases in any of 20 specified categories, hobbies, interests, family size, and/or educational attainment, which are obtained from the detailed "Member Profile" survey that all subscribers to our basic e-mail service are required to complete at the time they create their accounts.

MARKET OPPORTUNITY

    The Internet is becoming an increasingly significant global medium for communications, advertising, and commerce. International Data Corporation estimates that more than 56 million individuals in the U.S. used the Internet in 1998, and projects that this figure will reach 136 million by the year 2002. We expect that these increases will have a significant impact on the three main service and product sectors in which Juno currently operates.

    BILLABLE SUBSCRIPTION SERVICES REVENUES. IDC projects that consumer-targeted dial-up Internet access revenues in the U.S. will grow from $4.6 billion in 1998 to $12.6 billion in 2002.

    ADVERTISING REVENUES. Jupiter Communications projects that online advertising expenditures will grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002.

    DIRECT PRODUCT SALES. Forrester Research has estimated that online sales for retail goods other than automobiles totaled $4.8 billion in 1998, and projects that such sales will increase to $50.2 billion in 2002.

OUR SERVICES

    Our services and software have been designed with special attention to the needs of mainstream consumers who are just now beginning to explore the Internet ("later adopters"). The needs and preferences of this large and rapidly growing body of later adopters are likely to differ significantly from those of technically sophisticated early Internet users and computer hobbyists ("early adopters"). We believe the success of our design is reflected in studies indicating that ease of use is among the characteristics most closely associated with Juno, and in the relatively high rate at which members pass along copies of the Juno software to others.

    In addition, we believe that Juno is unique among major online services in offering mainstream consumers a gradual migration path onto the Internet. Subscribers who are not yet ready to use or pay for the full capabilities of the Internet can begin their use of the Internet with our basic e-mail service or with Juno Gold, then migrate to Juno Web once they are ready to do so.

    BASIC E-MAIL SERVICE

    Our basic e-mail service provides subscribers with the ability to send and receive text-only e-mail over the Internet for free. Unlike Web-based e-mail services, such as Microsoft's Hotmail, our basic service does not require the user to have previously subscribed for access to the Web, and unlike subscribers to most other major online services or Internet access providers, our subscribers currently pay us no fees of any sort for the use of our basic service.

    We have expended significant effort to make our basic e-mail service easy to use. Our fundamental design goal has been to create software that novice users can understand at a glance, but which will continue to satisfy subscribers once they have gained more experience. In addition to the basic e-mail functions--sending, receiving, forwarding, printing, and replying to messages, for example--we also offer a full-function address book, customizable mailing lists, folders for storing mail, and a built-in spell-check feature, all within a simple and visually attractive point-and-click environment.

    After receiving a copy of our software, a new subscriber follows simple, clearly worded on-screen instructions to install Juno on his or her computer, and to select an e-mail address and password. In addition, in order to create a free e-mail account, each subscriber to our free e-mail service must complete the Member Profile survey, providing information that can be used for the selective targeting of advertising.

    JUNO GOLD

    Juno Gold augments the capabilities of Juno's basic e-mail service by providing subscribers with the ability to send and receive non-textual computer files such as word processor documents, spreadsheets, photographs, artwork, electronic greeting cards, audio and video files, and computer programs by "attaching" them to e-mail messages. Subscribers who wish to send a file attachment simply click on the "Attach File" button on the "Write" screen of the Juno interface and choose the appropriate file from the Microsoft Windows-standard list of files that appears. Subscribers who receive an e-mail message containing a file attachment can view the contents of that attachment by double-clicking on the graphical file attachment icon that appears inside the message on the "Read" screen of the Juno interface.

    Juno Gold is presently offered at a list price of $2.95 per month, billed annually in advance. Juno Gold subscribers also have the option of signing up for a plan that permits them to use the Web at a rate of $2.95 per hour of Web usage, with no monthly minimum.

    JUNO WEB

    Juno Web provides subscribers with the ability to explore the Web using either Microsoft's Internet Explorer or Netscape's Navigator as their browser. Users who wish to visit the Web can do so at any time during a Juno session by clicking on the prominent "Web" tab on the main Juno interface, and may return to reading or writing e-mail at any time by clicking on Juno's "Read" or "Write" tabs. When Juno Web subscribers begin a Web session, the first Web pages they see provide them with a broad set of tools and content to help them understand, navigate, and use the Web. Most of the content, directory functionality, and Internet search functions associated with this Web page are currently provided by Lycos, one of the Internet's leading "portal" sites. In return for directing visitors to a co-branded version of this portal site, we receive guaranteed per-visit fees from Lycos as an advance against a share of any revenue Lycos generates through the sale of advertisements on the various Web pages comprising this co-branded portal site. We also intend to begin offering Juno Web subscribers additional Web features such as home page personalization, instant messaging, and news and information services, either through our current agreement with Lycos or through alternate arrangements.

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    In addition to Web access, Juno Web provides subscribers with all of the features included in Juno Gold. Each higher level of Juno service thus offers all of the features provided at any lower service level in addition to the incremental capabilities associated with that particular service level.

    Juno Web is currently marketed at a list price of $19.95 per month for a flat-rate plan or $9.95 per month for up to seven hours of metered usage (with additional usage billed at a rate of $1.95 per hour). We have also begun testing a variety of promotional offerings that provide periods of discounted or free access in order to determine their impact on conversion and retention rates, and we may experiment with other pricing plans for both services in the future.

    OTHER BILLABLE SERVICES

    In addition to Juno Gold and Juno Web, we offer other billable services, including billable technical support for subscribers to our free basic e-mail service or to Juno Gold, and currently provide certain consulting services under a short-term contract with a third party.

OUR STRATEGY

    Our principal objective is to strengthen our position as a leading provider of consumer Internet-related services by capturing an increasing number of customer contact hours, and by expanding our billable subscription service offerings, advertising sales, strategic marketing relationships, and electronic commerce activities. In particular, we plan to:

    RAPIDLY EXPAND OUR OVERALL SUBSCRIBER BASE. Our services are targeted to meet the needs of mainstream consumers, who we believe are seeking access to the Internet in increasing numbers. We intend to make these consumers aware of our services and to rapidly expand our subscriber base through a significant expansion of our marketing activities. These activities may include television, radio, magazine, and newspaper advertising; direct mail and telemarketing campaigns; the "bundling" of our software with personal computers and other technology products; paid Web advertising; the bartering of advertising on the Juno system for subscriber acquisition advertising on various Web sites and in other (online and conventional) media; various incentives for referrals by current subscribers; and/or the acquisition of other Internet access providers. In addition, we may consider various alternatives for international expansion.

    MIGRATE CURRENT SUBSCRIBERS TO HIGHER LEVELS OF SERVICE. Our software is designed to allow users to easily move to higher levels of service when they are ready to use and pay for them through the point-and-click activation of additional features, and to do so without having to change e-mail addresses. We plan to continue marketing our higher service levels to our existing subscriber base through a variety of advertising messages and promotions delivered through the Juno ad system. Because such internal "upselling" is generally less expensive for us on a per-subscriber basis than subscriber acquisition efforts conducted through direct mail or most other external advertising channels, we believe the upward migration of our free e-mail subscribers should reduce average subscriber acquisition costs for our billable subscription services. We may also offer additional services or service levels to meet the needs of our users, or may restructure or change the nature or pricing of our various service levels at some point in the future.

    LEVERAGE AND EXPAND OUR STRATEGIC MARKETING ALLIANCES AND ADVERTISING
SALES. We plan to maintain our focus on initiating new strategic marketing alliances and expanding the size and scope of our existing alliances. We believe there may be significant opportunities to expand the scope of our relationships with some of our existing alliance partners, which currently include AT&T Wireless Services, First USA, Qwest and The Hartford. In addition, we believe it may be possible to execute new category-exclusive strategic alliances with major firms in other industries. Finally, to the extent we are able to increase the size of our subscriber base, we believe such expansion could increase the value of our existing strategic marketing and advertising relationships and our ability to form similar relationships with other firms on favorable terms.

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
    EMBRACE NEW TECHNOLOGIES WHILE MAINTAINING TECHNOLOGY INDEPENDENCE. We currently use several wholesalers of telecommunications services to connect our subscribers to Juno's central computers and to the Web. Although we may at some point consider investing in certain forms of networking infrastructure--particularly in cases where a given type of access would otherwise be difficult or prohibitively costly to obtain--we currently expect to continue our extensive use of such wholesale providers. We believe this strategy will enable us to remain network-independent, and to switch providers or technologies as cost and/or performance improvements become available. As a result, we believe we can be very flexible in responding to subscriber demand for higher-speed access and other types of improved service. In particular, as digital subscriber line ("DSL") technology, cable modems, high-speed wireless access, and/or other broadband technologies begin to transform the Internet access landscape, we intend to embrace one or more of these technologies in order to provide high-bandwidth services to our subscribers in the most cost-effective manner then available to us.

TECHNOLOGY AND INFRASTRUCTURE

    The operation of our services is supported by a systems infrastructure that has successfully sustained high levels of usage and of growth. Since the launch of our first service, our systems have processed and delivered more than two billion e-mail messages. Our servers routinely handle more than two million user connections per day and more than five million e-mail messages per day. Our members have not suffered the sorts of repeated, prolonged system-wide outages that have reportedly affected certain other online services. To enable our computer and telecommunications facilities to keep pace with the rapid growth of our subscriber base, we have made a concerted effort to design our systems architecture to be highly flexible, to grow quickly without sacrificing reliability, and to handle problems quickly when they arise.

    To use our services, subscribers initiate connections between their personal computers and local or regional POPs which we lease from various telecommunications carriers, including MCI WorldCom, (through its UUNET Technologies and MCI WorldCom Advanced Networks divisions), Concentric Network Corporation, and Sprint Communications Company. These telecommunications carriers also supply the leased lines between their telecommunications networks and our central computers, which are located in Cambridge, Massachusetts and Jersey City, New Jersey. We currently have lease commitments for over 1,600 POPs throughout the United States. Subscribers typically need bear no expenses for communication beyond the cost, if any, of an ordinary local or regional phone call. We estimate that our current set of local access numbers covers the vast majority of the U.S. population. Our reliance on several independent providers of network capacity has allowed us to provide high quality service throughout the United States while negotiating progressively lower telecommunications rates from these competing providers.

    The time each user spends connected to our central computers is minimized through the use of a patented architecture that allows subscribers to read and compose e-mail messages "offline," connecting automatically to Juno's central computer facilities only for the relatively brief period necessary to download incoming mail or upload one or more outgoing messages. Advertisements are downloaded to a subscriber's hard disk drive along with the subscriber's incoming e-mail messages, and are displayed not only while the subscriber is actually connected to our central facilities, but throughout the significantly longer period during which he or she is reading and writing e-mail messages offline, using only his or her own computer. The relatively large ratio between average ad display time, an important revenue-related resource, and average connect time, an important expense item, is essential to the economics of our basic e-mail and Juno Gold services. Moreover, because we believe that almost a quarter of all time spent online by subscribers to the leading Internet access service is attributable to their reading and writing e-mail messages while connected to the service's central computers, we believe that our offline e-mail architecture could also confer an economic advantage on Juno Web.

                                       47
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SUBSCRIBER ACQUISITION

    The first phase of Juno's business strategy focused on maximizing total subscriber count through the acquisition of large numbers of subscribers to our free basic e-mail service. A number of acquisition channels have been employed to achieve these goals, including:

    - ONLINE DISTRIBUTION. The Juno software may be downloaded free of charge from our promotional Web site (http://www.juno.com). In addition, we have formed relationships with a number of distribution partners who provide direct links to our Web site from their own Web sites at no cost to us.

    - DIRECT MAIL. Since early 1996, we have conducted several direct mail campaigns employing numerous creative approaches and mailing lists.

    - PASS-ALONG DISTRIBUTION. We encourage our basic e-mail subscribers to pass along the Juno software to their friends and associates or to suggest that they call our toll-free number to order a diskette or CD-ROM containing our software. This practice has historically accounted for a significant fraction of our new subscribers.

    - ORIGINAL EQUIPMENT MANUFACTURER BUNDLING. At various times since the launch of our basic e-mail service, the client software supporting this service has been pre-loaded into certain personal computers manufactured by IBM, Compaq, and Gateway, among others, and has been bundled along with certain models of desktop modems manufactured by U.S. Robotics. In February 1999, we signed an agreement with Hewlett-Packard to bundle our software with the installation software for several of their lines of printers.

    We have recently entered the second phase of our subscriber acquisition program, which emphasizes the development of our billable subscriber base. Since we launched Juno Gold and Juno Web on July 22, 1998, we have focused almost exclusively on the upward migration of our free basic e-mail subscribers to these billable subscription services. Subscribers to Juno's basic e-mail service are exposed to a stream of marketing messages delivered through the Juno ad system that encourage them to upgrade to Juno Gold or Juno Web. Juno Gold members, in turn, are encouraged to upgrade to Juno Web.

                                     [LOGO]

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    We cannot predict the ultimate rate of conversion to our billable subscription services. We believe, however, that continuing increases in the fraction of the general population using the Web, and in the number of e-mail messages containing file attachments, may generate interest in the features provided by our billable subscription services among new segments of our user base over time. When users of Juno's basic e-mail service develop an interest in using such higher-level services, we believe we are likely to benefit from individuals' reluctance to switch e-mail addresses or split their Internet-related activities between two service providers, which may make them more likely to obtain advanced services from us than from another Internet access provider. In addition, when a subscriber to our basic e-mail service is ready to begin using a higher level of service, we believe that it will be easier and more natural to do so by clicking on a button inside the Juno interface that he or she is already using than by identifying and switching to an alternate access provider. For risks associated with these beliefs, please see "Risk Factors--Our business may suffer if we have difficulty acquiring and retaining subscribers."

    We also plan to launch a substantial marketing campaign designed to acquire new subscribers directly into our billable subscription services utilizing proceeds of this offering. See "--Our Strategy."

ADVERTISING AND STRATEGIC ALLIANCES

    ADVERTISING SALES

    Advertising plays an important role in the business models for each of our three levels of service. We expect to derive significant revenues from the sale of selectively targeted advertising displayed to any of the millions of individuals who send and receive e-mail through the Juno system, regardless of the level of service to which they subscribe. In addition, we expect to derive revenues from the display of conventional Web advertising--sold, at least initially, by Lycos under a revenue-sharing arrangement--on the co-branded home and portal pages that we make available to our Juno Web subscribers.

    As of February 28, 1999, approximately 190 companies and organizations had advertised on Juno, including a number of the world's largest advertisers. To manage ad creation and campaign development, we maintain an in-house ad production and client service staff. We also employ an internal sales force to market our ad inventory, with the exception of the banner inventory on our portal site, which is marketed by Lycos. See "--Our Services--Juno Web."

    TYPES OF ADVERTISING ON JUNO'S SERVICES

    In addition to Web banner ads displayed to Juno Web subscribers, we display three distinct types of advertising within the Juno e-mail client interface:

    - BANNER ADS, which are displayed in the upper right-hand corner of the main Juno interface while the subscriber is reading or composing e-mail messages. Banner ads are displayed on a timed rotation, with a new ad typically appearing every 15, 20, or 30 seconds, and are interactive, offering viewers the opportunity to click on them and respond in any of a number of ways.

    - INTERSTITIAL ADS, which are displayed while a subscriber's modem is dialing into our central computers to send or receive e-mail, and are displayed for the duration of this telephone connection. Interstitial ads are approximately four times the size of a banner ad, and are displayed prominently at a time when the subscriber is not occupied with reading or writing mail.

    - POP-UP ADS that interrupt a user's session, and with which the subscriber must interact at least briefly before continuing with his or her session. Pop-up ads are most commonly displayed at the start of a session, immediately after the subscriber types in his or her password, and may contain any of the features of banner ads.

    Advertising may be purchased on a price-per-impression, price-per-clickthrough, or price-per-response basis, or according to special arrangements negotiated on a case-by-case basis. Each type of ad may be targeted to a narrowly specified subset of our subscriber base based on data provided by each subscriber in his or her Member Profile. While our privacy policies preclude the dissemination to advertisers or other third parties of any of the data contained in an individual's Member Profile without that individual's permission, aggregate statistical information about the Juno subscriber base is routinely provided to advertisers, and can be used to target specific ads to all subscribers satisfying any specified combination of attributes.

    STRATEGIC MARKETING ALLIANCES

    We have formed a number of large-scale, strategic marketing alliances that provide for substantial guaranteed payments to Juno as advances against various forms of revenue-sharing:

    - AT&T WIRELESS SERVICES. Under this one-year agreement, AT&T will cover our ad transmission costs and other marketing expenses, and will provide us with a royalty payment for each new wireless subscriber recruited through Juno as well as a percentage of the revenue stream generated by those subscribers who do not already purchase other wireless services from AT&T.

    - FIRST USA. We recently entered into a multi-year marketing agreement with First USA which will become operative on May 2, 1999. Under the terms of this agreement, we will receive payments each year (only the first year of which, however, is guaranteed) as a non-refundable advance against bounties paid for each new credit card, banking, or personal loan customer acquired through Juno. This relationship with First USA replaces a prior relationship with Bank of America that focused exclusively on the marketing of credit cards, and which was terminated by Bank of America effective May 1, 1999.

    - QWEST. Our multi-year agreement with Qwest calls for guaranteed payments to Juno as a non-refundable advance against a substantial percentage of all revenues derived, on an ongoing basis, from telephone customers recruited through the Juno service.

    - THE HARTFORD. Our multi-year strategic alliance with The Hartford reimburses our marketing expenses and provides substantial guaranteed payments as an advance against both bounties paid when a Juno member purchases an insurance policy and an ongoing percentage of premiums collected from such a subscriber.

    The multi-year agreements described above can typically be terminated on short notice by either party, provided, however, that in some cases, the party terminating the agreement is required to make certain payments to the other party.

    SELECTED ADVERTISING CUSTOMERS AND STRATEGIC MARKETING PARTNERS

    As of February 28, 1999, approximately 190 advertisers and strategic marketing partners had advertised on Juno, including those listed below.

Allstate

American Airlines

American Express

Ameritrade

Audio Book Club

Bank of America

BSG Laboratories

Cendant

Citibank

Columbia House

CompuCom Systems

Computer Associates

Computer Discount Warehouse

Comtrad Industries

DaimlerChrysler

DeLorme

DIRECTV

Dragon Systems

Edmark

Fidelity Investments

First Union

First USA

Grolier

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
Hoechst Marion Roussel

IBM

Intel

Invesco Funds Group

Isuzu

John Hancock

Lexmark

Market Facts

Microsoft

Microtek

National Consumer Bankruptcy Coalition

National Education Association

Network Associates

Network Solutions

Northwest Airlines

Office of National
  Drug Control Policy

Philips Electronics

PKWARE

Platinum Capital Group

PowerQuest

Procter & Gamble

Protection One

Qwest Communications

Ralston Purina

Reed Elsevier

Sheraton Hotels and Resorts

Sierra Online

Stock Smart

Symantec

SyQuest

The Hartford

The Learning Company

The Signature Group

U.S. Army

View Sonic

Zoom Telephonics

    In a relatively small number of instances, we have provided advertising credit to other companies in return for distribution of the Juno software, or have exchanged advertising space with companies on a barter basis.

DIRECT PRODUCT SALES

    In addition to selling ads to third parties, we use part of our available advertising inventory to conduct a variety of direct response marketing campaigns on our own behalf. Direct Alliance currently supplies the bulk of the merchandise we sell to our subscribers. We also rely on Direct Alliance for the warehousing, fulfillment, billing, and customer service aspects of most of our direct product sales activities. Since initiating our direct product sales program in late 1996, we have sold computer hardware and software, books, consumer electronics, entertainment products, and other merchandise to our subscribers. While the margins associated with such products are typically lower than those associated with the sale of paid advertising, our direct product sales activities have provided what we believe to be a valuable demonstration to paid advertisers of Juno's effectiveness as a transaction medium. In addition, our willingness to feature an advertiser's products in our own direct product sales campaigns has on several occasions contributed to the successful closing of an advertising sale. We also sometimes use our direct product sales infrastructure to assist paid advertisers in fulfilling product requests generated through Juno.

    Since the beginning of 1998, our independent direct marketing activities have been progressively displaced by an increasing stream of paid advertising, strategic marketing alliances, and most recently, messages promoting Juno's own billable subscription services. We expect that this trend will continue in the future and, consequently, that the percentage of our revenues derived from direct product sales will decrease over time. Even within the category of direct marketing activities, the gradual replacement of direct product sales with strategic marketing alliances should allow us to focus on the cost-effective delivery of targeted direct sales messages, leaving other aspects of the direct marketing process to specialized organizations that enjoy greater expertise, economies of scale, and other competitive advantages within their respective domains.

COMPETITION

    The market for Internet services is extremely competitive and includes a number of substantial participants, including America Online, Microsoft and AT&T. The markets for Internet-based advertising and direct product sales are also very competitive. We believe that the primary competitive factors

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
determining success in these markets include a reputation for reliability and service, effective customer support, pricing, easy-to-use software and geographic coverage. Other important factors include the timing and introduction of new products and services and industry and general economic trends. Our ability to compete depends upon numerous factors, many of which are outside of our control. We expect such competition to continue to increase because the markets in which we operate face few substantial barriers to entry. Competition may also intensify as a result of industry consolidation and the ability of some of our competitors to bundle Internet services with other products and services. Our current and potential competitors include many large national companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than we have. This may allow them to devote greater resources than we can to the development, promotion and distribution and sale of products and services.

    In recruiting subscribers for our billable subscription services, we currently compete, or expect to compete, with the following types of companies, among others:

    - Established online service providers such as America Online, CompuServe, and The Microsoft Network;

    - Independent national Internet service providers such as EarthLink, MindSpring, and Prodigy;

    - Numerous independent regional and local Internet service providers which may offer lower prices than a national Internet service provider;

    - Various national and local telephone companies such as AT&T, MCI WorldCom and Pacific Bell; and

    - Companies providing Internet access through "set-top boxes" connected to a user's television, such as WebTV, or through a "cable modem" connected to a user's personal computer, such as @Home.

    In addition, Microsoft and Netscape, publishers of the Web browsers utilized by most Internet users, including subscribers to Juno Web, each own or are expected to be owned by online or Internet service providers that compete with Juno Web.

    In providing e-mail-related services, we compete with Web-based e-mail services such as Microsoft's Hotmail and USA.net's Net@ddress.

    With respect to the generation of advertising revenue, we compete with many of the market participants listed above as well as with various advertising-supported Web sites, including "portal" sites such as Yahoo! and Excite, "content" sites such as CNET and CNN.com, and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. We also compete with traditional media such as print and television for a share of advertisers' total advertising budgets. If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive us to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on our services. In selling products directly to our subscribers, we compete with other Internet-based sellers as well as with stores and other companies that do not distribute their products through the Internet. Many of these competitors are larger than we are, enjoy greater economies of scale than are available to us, have substantially greater resources than we have, and may be able to offer more products or more attractive prices than we can.

    Our competition is likely to increase. We believe this will probably happen as Internet service providers and online service providers consolidate and become larger, more competitive companies, and as large diversified telecommunications and media companies acquire Internet service providers. The larger Internet service providers and online service providers, including America Online, offer their subscribers services such as instant messaging, community message boards, and personal Web-page hosting that we do not currently provide. Some diversified telecommunications and media companies, such as AT&T, have begun to bundle other services and products with Internet access services, potentially placing us at a significant competitive disadvantage. Such competitors may be able to charge less than we do for Internet services, causing us to reduce, or preventing us from raising, fees for our billable subscription services. The ability of our competitors to enter into strategic alliances or joint ventures could also put us at a serious competitive disadvantage. Competition could require us to increase our spending for sales and marketing as well as for subscriber acquisition in order to maintain our position in the marketplace, and could also result in increased subscriber attrition.

    For additional information, see "Risk Factors--Competition in the markets for Internet services, Internet advertising and direct product sales may harm our business."

GOVERNMENT REGULATION

    Providers of Internet access and e-mail services are not subject to direct regulation by the FCC, but changes in the regulatory environment relating to the telecommunications and media industries could have an effect on our business. For example, several telecommunications carriers are seeking to have communications over the Internet regulated by the FCC in the same manner as other more traditional telecommunications services. Local telephone carriers have also petitioned the FCC to regulate Internet access providers in a manner similar to long distance telephone carriers and to impose access fees on such providers and certain recent events suggest that they may be successful in obtaining such treatment. In addition, we operate our services throughout the United States, and regulatory authorities at the state level may seek to regulate aspects of our activities as telecommunications services. As a result, we could become subject to FCC and state regulation as Internet services and telecommunications services converge.

    We remain subject to numerous additional laws and regulations that could affect our business. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. Such laws and regulations have covered, or may cover in the future, issues such as:

    - user privacy;

    - pricing;

    - intellectual property;

    - federal, state and local taxation;

    - distribution; and

    - characteristics and quality of products and services.

    Legislation in these areas could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Additionally, because we rely on the collection and use of personal data from our members for targeting advertisements shown on our services, we may be harmed by any laws or regulations that restrict our ability to collect or use such information. The FTC has begun investigations into the privacy practices of companies that collect information about individuals on the Internet. Although we are not currently subject to direct regulation by the FTC, there can be no assurance that we will not become subject to such regulation in the future. It may take years to determine how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any new legislation or regulation regarding the

Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, while we do not currently operate outside of the United States, the international regulatory environment relating to the Internet market could have an adverse effect on our business, especially if we should expand internationally.

    The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. For example, numerous bills have been presented to Congress and various state legislatures designed to address the prevalence of bulk e-mail ("spam") on the Internet. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations in this area may impede the growth of the Internet, which could decrease our potential revenues or otherwise cause our business to suffer. For additional information, see "Risk Factors--We may become subject to burdensome regulation."

INTELLECTUAL PROPERTY

    We have been granted three U.S. patents for technology related to the offline display of advertisements and the authentication and dynamic scheduling of advertisements and other messages to computer users. We have filed a number of other patent applications relating to additional techniques for the operation of online services and the provision of advertising messages. We cannot assure you, however, that any of these applications will result in the issuance of patents; that any patents that have been issued or that might be issued in the future will provide us with any competitive advantages or will be exploited profitably by us; or that any such patents will withstand any challenges by third parties. Furthermore, we cannot assure you that we will be able to obtain license rights to patents held by third parties that may be essential to the successful implementation or operation of our services, or that patents held or obtained by third parties will not otherwise harm our business or financial results.

    Except as described above, we rely solely upon copyright and trademark law, trade secret protection, and/or confidentiality agreements with our employees and with certain third parties to protect proprietary technology, processes, and other intellectual property to the extent that such protection is sought or secured at all. We cannot assure you that any steps we might take will be adequate to protect against misappropriation of our intellectual property by third parties. Similarly, we cannot assure you that third parties will not be able to independently develop similar technology, processes, or other intellectual property. Furthermore, we cannot assure you that third parties will not assert claims against us for infringement of their intellectual property rights.

    Rights to all intellectual property that was developed for our business at our expense by personnel assigned to Juno by DESCO, L.P. were originally held by DESCO, L.P. Through a series of assignments, DESCO, L.P. subsequently transferred to us its right, title and interest in this intellectual property. In connection with these assignments, we agreed to indemnify DESCO, L.P. against any claims relating to the assignment of, or the use of, this intellectual property. We do not have any right, title, or interest in any other intellectual property created, developed, produced, or used by DESCO, L.P.

EMPLOYEES

    As of February 28, 1999, we employed 147 people, of whom 68 were in operations, sales and marketing, and customer support; 52 were in engineering, product development and network operations; and 27 were in finance, legal and administration. Our employees are not covered by any collective-bargaining arrangements, and we consider our relations with our employees to be good.

    As of February 28, 1999, we also retained the services of 47 consultants based in Hyderabad, India who are employed by an India-based affiliate of DESCO, L.P. on our behalf. These individuals are engaged in selected aspects of our software development, customer service, ad production, and other activities that we believe can be provided more economically overseas, and are provided to us under an agreement with DESCO, L.P. Certain of our back-office support functions are provided to us by employees of DESCO, L.P. Please see "Certain Transactions" for more information.

FACILITIES

    Our principal executive office is located in New York, New York, where we lease approximately 26,400 square feet. In addition, we lease additional office space in New York City and also lease offices in Cambridge, Massachusetts and in Washington, D.C. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements. Please see "Certain Transactions" for more information regarding our offices in New York and Cambridge.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The directors, executive officers and key employees of Juno, and their ages and positions as of March 5, 1999, are as follows:

NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Charles E. Ardai*......................          29   President and Director
Robert H. Cherins*.....................          58   Executive Vice President, Sales and Marketing
Mark A. Moraes*........................          33   Executive Vice President, Technology
Richard M. Eaton, Jr.*.................          38   Chief Financial Officer and Treasurer
Matthew H. Battles.....................          25   Senior Vice President, Product Development
Jordan S. Birnbaum.....................          27   Senior Vice President, Business Development
Richard D. Buchband....................          35   Senior Vice President and General Counsel
V. S. Mani.............................          34   Senior Vice President, Database Systems
Peter D. Skopp.........................          28   Senior Vice President, Network Development
Walter Ward............................          49   Senior Vice President, Advertising Sales
David E. Shaw..........................          47   Chairman of the Board of Directors
Edward J. Ryeom........................          29   Director
Louis K. Salkind.......................          41   Director

------------------------

*   Denotes Executive Officer.

    CHARLES E. ARDAI has served as President of Juno since its inception in June 1995. Mr. Ardai has served as a director of Juno since October 1997. From January 1992 until June 1995, Mr. Ardai served DESCO, L.P. in a number of positions--first as Director of Strategic Growth from January 1992 until January 1993, where he was responsible for the development and execution of DESCO, L.P.'s recruitment strategies, then as Vice President from January 1993 until January 1995. From January 1995 until June 1995, Mr. Ardai served as Senior Vice President at DESCO, L.P., with responsibility for development of Internet-related business ventures. Mr. Ardai also served as a Managing Director of DESCO, L.P. from January 1998 until February 1999. Prior to joining DESCO, L.P. in January 1992, Mr. Ardai worked at Davis Publications, where he was responsible for the development and marketing of products derived from the firm's media properties. During this period, he also maintained an independent career as a freelance writer and editor. Mr. Ardai serves on the Advisory Board of the Association for Interactive Media, and on the Markle Foundation's E-mail For All Advisory Board. Mr. Ardai graduated SUMMA CUM LAUDE from Columbia University.

    ROBERT H. CHERINS has served as Juno's Executive Vice President, Sales and Marketing since December 1996. From March 1993 until December 1996, Mr. Cherins served as President of Jordan, McGrath, Case & Taylor/Direct and Executive Vice President of its corporate parent, Jordan, McGrath, Case & Taylor. Previously, Mr. Cherins spent 12 years with McCaffrey and McCall Advertising. He served as Chairman and CEO of McCaffrey and McCall from 1987 to 1992 and as President from 1986 to 1987. Mr. Cherins served as President of McCaffrey and McCall's Direct Marketing Division from 1981 to 1986. Mr. Cherins graduated from Hunter College of the City University of New York.

    MARK A. MORAES has served as Juno's Executive Vice President, Technology since February 1998. From February 1997 until February 1998, he served as a Senior Vice President of Juno, with responsibility for the development and operation of Juno's system and networks. From June 1995 until February 1997, Mr. Moraes served in several positions in Juno's systems development group, including Vice President. From April 1992 until June 1995, Mr. Moraes served as a global systems architect at DESCO, L.P., where he designed data distribution networks. Earlier, he made contributions to the development and roll-out of UUNET Canada, to the X Windows environment, and to Usenet's news software, which is used by tens of thousands of sites around the world. Mr. Moraes is also the moderator of Usenet's news.announce.newusers newsgroup, which is read by tens of thousands of new Usenet users each year. Mr. Moraes received a Bachelor of Technology degree from the Indian Institute of Technology and a Master of Applied Science degree from the University of Toronto.

    RICHARD M. EATON, JR. has served as Juno's Chief Financial Officer and Treasurer since February 1999. From February 1998 until February 1999, Mr. Eaton served as Juno's Senior Vice President, Finance and Administration. From November 1996 until February 1998, he served as Juno's Vice President & Corporate Controller. From May 1996 until November 1996, Mr. Eaton served as a senior financial professional on a consulting basis for Think Systems Corporation. From April 1995 to April 1996, Mr. Eaton served as Vice President & Corporate Controller at Datalogix International, Inc. Mr. Eaton served as an Area Controller of Finance and Administration for J. D. Edwards & Company from August 1993 to December 1994. Mr. Eaton spent the first seven years of his career with Coopers & Lybrand, last serving as an audit manager. Mr. Eaton graduated SUMMA CUM LAUDE from the accelerated combined BBA/MBA degrees program in public accountancy at Pace University, and is a member of both the Connecticut Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

    MATTHEW H. BATTLES has served as Juno's Senior Vice President, Product Development since February 1998. He served as a Vice President of Juno from February 1997 to February 1998, with responsibility for Juno's e-commerce activities. From October 1996 to February 1997, Mr. Battles headed Juno's telecommunications group after serving in numerous marketing and product management roles. Mr. Battles joined Juno in September 1995. In May 1995, Mr. Battles graduated CUM LAUDE from Yale University.

    JORDAN S. BIRNBAUM has served as Juno's Senior Vice President, Business Development since February 1998. He served as Juno's Vice President, Strategic Marketing from February 1997 to February 1998 and as director of Juno's member acquisition activities from October 1995 until February 1997. Prior to joining Juno, Mr. Birnbaum held a number of positions with DESCO, L.P., most recently as a London-based trader of equity securities from January 1994 until April 1995. Mr. Birnbaum graduated from Cornell University.

    RICHARD D. BUCHBAND has served as Juno's Senior Vice President and General Counsel since February 1998, and is responsible for oversight of Juno's legal, human resources and security policies. From January 1997 to February 1998, he served as Vice President of Juno, and from September 1995 until January 1997 as associate counsel of DESCO, L.P. Prior to September 1995, Mr. Buchband was a corporate and transactional lawyer in private practice in New York. Mr. Buchband graduated MAGNA CUM LAUDE with an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University and received his J.D. from Columbia Law School.

    V. S. MANI has served as Juno's Senior Vice President, Database Systems since February 1998. From February 1997 until February 1998, Mr. Mani served as a Vice President, and from April 1996 until February 1997 as a software engineer at Juno, with responsibility for the design of many of Juno's advertising and electronic commerce systems. From February 1993 until March 1996, Mr. Mani held a number of positions at the Matsushita Information Technology Laboratory in Princeton, New Jersey, where he conducted research in information retrieval and mobile computing, and, prior to that, with Digital Equipment Corporation. Mr. Mani received his bachelor's degree with honors in Mechanical Engineering from the Indian Institute of Technology and his M.S. in Computer Science from the University of Wisconsin.

    PETER D. SKOPP has served as Juno's Senior Vice President, Network Development since February 1998. He served as a Vice President of Juno from February 1997 to February 1998, with responsibility for designing Juno's server software, and as a member of Juno's technical staff from December 1995 until February 1997. From December 1992 until December 1995, Mr. Skopp was a manager at the Programming Systems Laboratory of the Computer Science Department at Columbia University. Mr. Skopp received his B.S. and M.S. degrees from Columbia University.

    WALTER WARD has served as Juno's Senior Vice President, Advertising Sales since October 1997. From September 1996 until October 1997, Mr. Ward served as Senior Vice President at Simmons Market Research Bureau, a leading research firm in the magazine publishing and advertising industry. From August 1995 until September 1996, Mr. Ward was self-employed as a sales and marketing consultant to the financial services industry. From March 1992 until August 1995, Mr. Ward was the Publisher of PARENTS magazine, and before that, of OUTDOOR LIFE. He has also held advertising sales positions at MCCALL'S, PEOPLE, and READERS' DIGEST. Mr. Ward attended the Virginia Military Institute and Case Western Reserve University.

    DAVID E. SHAW has served as Chairman of Juno Online Services, L.P. from its inception in June 1995. He has served as a director of Juno since July 1996, and was named Chairman of the Board of Juno in February 1999. Since November 1992, Dr. Shaw has been the Chairman and President of D. E. Shaw & Co., Inc., the parent of DESCO, L.P. Prior to founding a predecessor to DESCO, L.P. in 1988, Dr. Shaw was a Vice President at Morgan Stanley & Co., where he managed the firm's automated trading technology group. Earlier, he served on the faculty of the Department of Computer Science at Columbia University, and as President and founder of Stanford Systems Corporation. In 1994, Dr. Shaw was appointed by President Clinton to the President's Committee of Advisors on Science and Technology, in which capacity he served as Chairman of the Panel on Educational Technology. Dr. Shaw is also a member of the executive committee of the Council on Competitiveness and of the board of directors of the American Association for the Advancement of Science. He also serves as the (non-executive) Chairman of the board of directors of Schrodinger, Inc., a developer of computational chemistry software. Dr. Shaw graduated with highest honors from the University of California at San Diego, and received his Ph.D. from Stanford University following several years of research at the Stanford Artificial Intelligence Laboratory.

    EDWARD J. RYEOM has served as a director of Juno since March 1999. Since May 1998, Mr. Ryeom has been a Vice President of Prospect Street Ventures, a venture capital firm focused on information technology investments. From August 1995 to May 1998, he was a Vice President in investment banking for Brenner Securities. From May 1994 to June 1995, he worked at Cowen & Company, in the information technology group. From May 1993 to May 1994, he was a consultant with Andersen Consulting. Mr. Ryeom also serves as a director for several private information technology companies. Mr. Ryeom graduated with a bachelor's degree in Electrical Engineering from Columbia University, and an M.E. in Systems Engineering from University of Virginia.

    LOUIS K. SALKIND has served as a director of Juno since March 1999. Since January 1991, Dr. Salkind has been a Managing Director of DESCO, L.P., where he manages the firm's proprietary trading business. Since May 1993, he has also been a Director of D. E. Shaw Securities International, a London-based affiliate of DESCO, L.P., and since November 1997, he has been a Director of D. E. Shaw Securities Hong Kong, Ltd. Dr. Salkind graduated CUM LAUDE with an A.B. from Princeton University and received his M.S. and Ph.D degrees from New York University.

DIRECTORS' TERMS

    The board of directors is divided into three classes, each of whose members will serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

BOARD COMMITTEES

    The Audit Committee of the board of directors will be established prior to the closing of this offering and will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendation of Juno's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of Juno's independent auditors and the accounting practices of Juno.

    The Compensation Committee of the board of directors will be established prior to the closing of this offering and will recommend, review and oversee the salaries, benefits and stock option plans for Juno's employees, consultants, directors and other individuals compensated by Juno. The Compensation Committee will also administer Juno's compensation plans.

DIRECTOR COMPENSATION

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, Juno does not currently compensate its directors. Under our
1999 Stock Incentive Plan each individual who is serving as a non-employee member of the board of directors on the date that the underwriting agreement relating to this offering is executed will automatically receive a grant of an
option on that date to purchase   shares of common stock, provided such
individual has not previously been employed by Juno or any parent or subsidiary corporation. Each individual who first becomes a non-employee member of the board of directors at any time thereafter will be granted an option to purchase shares of common stock on the date such individual joins the board of directors, provided such individual has not previously been employed by Juno or any parent or subsidiary corporation. In addition, on the date of each annual stockholders' meeting beginning in 2000, each non-employee member of the board
of directors will automatically be granted an option to purchase   shares of
common stock, provided such individual has served as a non-employee member of the board of directors for at least six months. Please see "--1999 Stock Incentive Plan".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Juno did not have a Compensation Committee during 1998. During 1998, Dr. Shaw and Mr. Ardai made decisions relating to compensation of Juno's executive officers, except that Mr. Ardai did not participate in discussions regarding his own compensation.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS

    Juno has entered into an employment agreement with Charles E. Ardai, dated September 2, 1998, which may be terminated by either party upon 30 days notice. The agreement provides that Mr. Ardai will receive a base salary of $300,000 for calendar year 1998 and will be eligible to receive a bonus at the sole discretion of the Chairman of the Board of Directors. Subsequent to calendar year 1998, Mr. Ardai's base salary and bonus amount may be increased, decreased or eliminated in the sole discretion of the Chairman of the Board of Directors.

    Juno has entered into an employment agreement with Robert H. Cherins, dated June 10, 1998, which may be terminated by either party upon 30 days notice. The agreement, which incorporated the terms of a letter agreement dated November 20, 1996, provides, for calendar year 1998, that Mr. Cherins will receive a base salary of $150,000 and a bonus of not less than $300,000. The agreement also provides that Mr. Cherins is to receive a non-refundable advance in the amount of $200,000 per year, to be paid semi-monthly, which is to be deducted against the bonus amount paid for 1998. Subsequent to calendar year 1998, Mr. Cherins's base salary, bonus amount and the amount of the non-refundable advance may be increased or decreased in the sole discretion of the President of Juno, provided that, for each calendar year he is employed by Juno, his base salary and the amount of the non-refundable advance shall not be less than $328,500. In addition, in the event that Mr. Cherins is discharged by Juno prior to January 1, 2000, unless he is terminated for cause or becomes unable to work due to disability, Juno shall be required to offer Mr. Cherins a one-year engagement, at a rate of $328,500 per annum, to provide such consulting services as Juno may determine in its sole discretion, provided, however, that if Mr. Cherins has been engaged as a consultant for Juno for the entire nine-month period immediately following the commencement of his consultancy, then Juno shall be obligated to pay three months additional severance to Mr. Cherins at a rate of $328,500 per annum. In the event that Mr. Cherins is discharged by Juno on or after January 1, 2000, unless he is terminated for cause or becomes unable to work due to disability, Juno shall pay Mr. Cherins three months of severance at a rate of $328,500 per annum.

    DESCO, L.P., acting for the benefit of Juno, has entered into an employment agreement with Mark A. Moraes, dated April 6, 1998, under which Mr. Moraes works on a full-time basis for Juno. This agreement may be terminated by Juno or Mr. Moraes upon 30 days notice. The agreement provides that Mr. Moraes will receive a base salary of $150,000 for calendar year 1998 and will be eligible to receive a bonus at the sole discretion of the President of Juno. Subsequent to calendar year 1998, Mr. Moraes' base salary and bonus amount may be increased, decreased or eliminated in the sole discretion of the President of Juno.

    Juno has entered into an employment agreement with Richard M. Eaton, Jr., dated September 25, 1998, which may be terminated by either party upon 30 days notice. The agreement provides that Mr. Eaton will receive a base salary of $125,000 for calendar year 1998 and will be eligible to receive a bonus in the sole discretion of the President of Juno. The agreement also provides that Mr. Eaton is to receive a non-refundable advance in the amount of $30,000 per year, to be paid semi-monthly, which is to be deducted against the bonus amount paid for 1998. Subsequent to calendar year 1998, Mr. Eaton's base salary, bonus amount and the amount of the non-refundable advance may be increased or decreased in the sole discretion of the President of Juno. Juno has agreed to pay Mr. Eaton $13,333 in deferred compensation on December 31, 1999, provided that he has not voluntarily terminated his employment prior to that date or been dismissed for cause.

    Juno has also granted certain rights to certain officers in the event that they are terminated without cause or in the event that they voluntarily resign following (1) a material reduction in their duties and responsibilities or cash compensation or (2) a relocation of their place of employment.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid to Juno's President and the other three executive officers of Juno whose annual salary and bonus exceeded $100,000 in 1998 (the "Named Executive Officers") for services rendered in all capacities during 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                        ANNUAL COMPENSATION      COMPENSATION
                                                                                (1)                 AWARDS
                                                                       ----------------------  SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                                              SALARY      BONUS          OPTIONS
---------------------------------------------------------------------  ----------  ----------  -----------------
Charles E. Ardai.....................................................  $  300,000  $       --         195,310
  President
Robert H. Cherins....................................................  $  150,000  $  300,000          14,400
  Executive Vice President,
  Sales and Marketing
Mark A. Moraes (2)...................................................  $  150,000  $  200,000         113,892
  Executive Vice President,
  Technology
Richard M. Eaton, Jr.................................................  $  125,000  $   90,000          52,830
  Chief Financial Officer and
  Treasurer

------------------------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted for the Named Executive Officers because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of such Named Executive Officers in 1998.

(2) Mr. Moraes is employed by DESCO, L.P. but works for Juno under the terms of his agreement with DESCO, L.P. Juno has agreed to pay Mr. Moraes a one-time bonus of $100,000 in connection with overseeing the delivery to Juno of consulting services provided by India-based affiliates of DESCO, L.P. (see "Certain Transactions--Shared Services"). The 1998 portion of this one-time bonus is $75,000 and is included in the amounts presented above. The remaining portion of this one-time bonus will be included in Mr. Moraes' 1999 bonus.

OPTION GRANTS IN LAST YEAR

    The following table sets forth certain information regarding options granted to the Named Executive Officers during the year ended December 31, 1998. Juno has not granted any stock appreciation rights.

                                                                                                          POTENTIAL REALIZABLE
                                                                INDIVIDUAL GRANTS(1)                        VALUE AT ASSUMED
                                            ------------------------------------------------------------      ANNUAL RATES
                                             NUMBER OF                                                       OF STOCK PRICE
                                            SECURITIES                                                        APPRECIATION
                                            UNDERLYING        % OF TOTAL         EXERCISE                  FOR OPTION TERM(3)
                                              OPTIONS     OPTIONS GRANTED TO       PRICE     EXPIRATION   ---------------------
NAME                                          GRANTED    EMPLOYEES IN 1998(2)    PER SHARE      DATE         5%         10%
------------------------------------------  -----------  ---------------------  -----------  -----------  ---------  ----------
Charles E. Ardai..........................     154,837              12.0%        $    0.55     02/16/08   $  53,557  $  135,724
                                                40,473               3.1              1.65     10/04/08      41,998     106,431
Robert H. Cherins.........................       2,800               0.2              0.55     02/16/08         968       2,454
                                                11,600               0.9              1.65     10/04/08      12,037      30,504
Mark A. Moraes............................      49,079               3.8              0.55     02/16/08      16,976      43,021
                                                64,813               5.0              1.65     10/04/08      67,255     170,437
Richard M. Eaton, Jr......................      21,152               1.6              0.55     02/16/08       7,316      18,541
                                                31,678               2.5              1.65     10/04/08      32,872      83,303

------------------------

(1) Each option represents the right to purchase one share of common stock. The options shown in this column, which were originally granted pursuant to Juno Online Services, L.P.'s 1997 Class B Unit Option/Issuance Plan, vest at a rate of 20% per annum over five years, but did not become exercisable by option holders until the statutory merger of Juno Online Services, L.P. with and into Juno Online Services, Inc. in March 1999. See "--1999 Stock Incentive Plan."

(2) In the year ended December 31, 1998, Juno Online Services, L.P. granted options to purchase units, which converted into options to purchase 1,290,596 shares of common stock following the merger with Juno Online Services, Inc.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent Juno's estimate or projection of Juno's future common stock prices. These amounts represent certain assumed rates of appreciation in the value of Juno's common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1998 AND YEAR-END
  OPTION VALUES

    The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers at December 31, 1998. None of the Named Executive Officers exercised options during the year ended December 31, 1998.

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                    OPTIONS AT             IN-THE-MONEY OPTIONS
                                                             DECEMBER 31, 1998(1)(2)     AT DECEMBER 31, 1998(3)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Charles E. Ardai..........................................      59,695        284,853    $ 180,876    $   816,854
Robert H. Cherins.........................................      59,695        103,943      180,876        301,364
Mark A. Moraes............................................      19,899        143,740       60,294        363,412
Richard M. Eaton, Jr......................................       7,960         64,770       24,119        161,036

------------------------

(1) See "--1999 Stock Incentive Plan" and "Principal Stockholders."

(2) Under the terms of the 1997 Class B Unit Option/Issuance Plan, options remained unexercisable by the option holders until the statutory merger of Juno Online Services, L.P. with and into Juno Online Services, Inc. in March 1999. This table assumes the conversion of Juno Online Services, L.P. to a corporate form of organization as of December 31, 1998.

(3) There was no public trading market for the common stock of Juno as of December 31, 1998. The fair market value on December 31, 1998 was determined by the board of directors to be $3.58 per share.

1999 STOCK INCENTIVE PLAN

    Juno intends to adopt the 1999 Stock Incentive Plan (the "1999 Plan"), which is intended to serve as the successor equity incentive program to the Company's existing 1997 Class B Unit Option/Issuance Plan (the "Predecessor Plan"). The 1999 Plan will become effective upon its adoption by the Board of Directors and
ratification by the stockholders.       shares of Common Stock will initially be
authorized for issuance under the 1999 Plan. This initial share reserve will be comprised of (1) the shares which remain available for issuance under the Predecessor Plan on the effective date of the 1999 Plan, including the shares subject to outstanding options thereunder, plus (2) an additional increase of shares. In addition, the share reserve will automatically be increased on the first trading day of January each calendar year, beginning in January 2000,
by a number of shares equal to   % of the total number of shares of Common Stock
outstanding on the last trading day of the immediately preceding calendar year,
but no such annual increase will exceed          shares. However, in no event
may any one participant in the 1999 Plan receive option grants or direct stock
issuances for more than          shares in the aggregate per calendar year.

    Outstanding options under the Predecessor Plan will be incorporated into the 1999 Plan upon the date of this Offering, and no further option grants will be made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1999 Plan to those options.

                              CERTAIN TRANSACTIONS

FINANCINGS PRIOR TO THE STATUTORY MERGER

    From the formation of Juno Online Services, L.P. on June 30, 1995, until the statutory merger of Juno Online Services, L.P. with Juno Online Services, Inc. on March 1, 1999, we were financed through contributions of capital, primarily from persons or entities affiliated with D. E. Shaw & Co., Inc. In return for their investments, these investors received Class A limited partnership units.

    On March 1, 1999, we converted from limited partnership form to C corporation form through the statutory merger described above. As part of the conversion, Class A limited partnership units were converted into shares of Series A redeemable convertible preferred stock at a one-to-one ratio, and options to acquire Class B limited partnership units under our 1997 Class B Unit Option/Issuance Plan were converted into options to acquire common stock of Juno Online Services, Inc. at a one-to-one ratio.

1999 PRIVATE EQUITY INVESTMENT

    Following the statutory merger, we raised gross proceeds of $65.0 million by completing a private placement of 8,259,320 shares of a newly authorized class of Series B redeemable convertible preferred stock to a group of investors. Investors in the private round of financing included Intel Corporation, News Corporation, Prospect Street Ventures and Sycamore Ventures.

    Assuming that this offering results in net proceeds to Juno of at least $40.0 million, the outstanding shares of Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock will automatically convert to an aggregate of 22,764,077 shares of our common stock upon completion of this offering.

SHARED SERVICES

    Historically, Juno has contracted with DESCO, L.P. for the provision of certain administrative services to Juno. These services have included numerous overhead and infrastructure items, such as providing office space and occupancy-related services, providing insurance and professional services, providing and maintaining certain hardware and software used by Juno, and administering employee benefit plans for the benefit of Juno employees. Prior to January 1, 1998, expenses related to these and other services were charged to Juno on the basis of allocation metrics as determined by DESCO, L.P. Effective January 1, 1998, Juno and DESCO, L.P. entered into an alternative arrangement governed by a services agreement (the "Services Agreement"). Under the Services Agreement, DESCO, L.P. has agreed to provide administrative and other services for Juno in a specified set of service categories, in return for a stipulated monthly fee: $152,500 per month for the period of January 1, 1998 to April 16, 1998 and $61,600 per month for the period thereafter. The Services Agreement covers the delivery of the following administrative services by DESCO, L.P.: (1) telecommunications services, (2) personnel-related services, including for 401(k) and other benefit plans and workers compensation insurance, (3) occupancy services for Juno personnel working in facilities maintained by DESCO, L.P. (but only through April 16, 1998), (4) miscellaneous administrative services, (5) certain professional services, (6) certain purchasing services, and (7) certain information technology services. The term of the Services Agreement extends on a month to month basis until terminated by either party. The Services Agreement may be terminated by either party (1) at any time upon written notice to the other party following a material default by such other party which remained uncured for 30 days or (2) at any time upon 90 days written notice to the other party. Juno believes that the amounts charged to it under the Services Agreement represent the fair market value of the services it receives. We do not have any current plans to terminate the Services Agreement.

    Effective November 1, 1997, Juno and DESCO, L.P. entered into a services agreement (the "India Agreement") pursuant to which DESCO, L.P., through certain affiliates based in India, has agreed to provide various consulting services to Juno. Pursuant to the terms of the India Agreement, DESCO, L.P. shall provide
(1) technical consulting services, including design, programming and testing of hardware and software, (2) non-technical consulting services, including advertising production services, customer support, data analysis and reporting and (3) other consulting services agreed to by the parties. Under the India Agreement, DESCO, L.P. is required, in consultation with Juno, to determine the staffing it requires to perform the consulting services being provided to us. Each staff member who performs consulting services under the India Agreement is categorized as either a technical consultant or a non-technical consultant. In addition to reimbursing DESCO, L.P. for certain expenses, such as certain travel costs and satellite link charges, we are required to pay DESCO, L.P. $3,650 per month for each technical consultant and $2,300 per month for each non-technical consultant. The term of the India Agreement extends on a month to month basis until terminated by either party. The India Agreement may be terminated by either party (1) at any time upon written notice to the other party following a material default by such other party which remained uncured for 30 days or (2) at any time upon 90 days written notice to the other party. Juno is currently contemplating the termination of the India Services Agreement and the restructuring of the manner in which we obtain the services currently provided under that agreement.

    We employ a small number of personnel in Cambridge, Massachusetts, primarily for the purpose of maintaining Juno server equipment that is located in a machine room maintained by D. E. Shaw Financial Technology, L.P. ("DESFT"), an affiliate of DESCO, L.P. Prior to January 1, 1998, expenses connected with the use and maintenance of that server equipment (and the use of adjacent office space) were charged to Juno on an allocated basis through the use of certain allocation formulas. Effective January 1, 1998, Juno and DESFT entered into a services agreement (the "Cambridge Agreement") under which DESFT has agreed to provide certain information technology, telecommunications, occupancy, and related administrative services to us, in return for a stipulated monthly fee of $11,500. The term of the Cambridge Agreement extends on a month to month basis until terminated by either party. The Cambridge Agreement may be terminated by either party (1) at any time upon written notice to the other party following a material default by such other party which remained uncured for 30 days or (2) at any time upon 90 days written notice to the other party. DESFT is in the process of selling certain of its assets to a third party. We do not expect this sale to materially harm our business. We may be required, however, to relocate our Cambridge operations within the near future. We believe that we would be able to locate alternative facilities on equivalent terms without interruption of service.

TRANSACTIONS WITH NEWS CORPORATION

    Juno has entered into an agreement with News America Incorporated, an affiliate of News Corporation, to purchase various forms of advertising on media properties to be made available to us by News America Incorporated and its affiliates. Under the March 1, 1999 agreement, Juno spent $10.0 million for advertising that may be used at any time prior to March 2001, to be provided by News America and its affiliates at then-current rates which shall be no greater than those customarily applied to purchasers of similar amounts of comparable advertising.

LEASE

    Prior to November 1997, most of Juno's staff occupied offices within space leased by DESCO, L.P. in midtown Manhattan, with leasehold and other expenses being allocated to Juno by DESCO, L.P. through the use of allocation formulas related to Juno's proportional use of this space. In November 1997, Juno relocated its New York-based staff to a single floor at 1540 Broadway leased from Bertelsmann Property, Inc. (the "Landlord") under an Agreement of Lease (the "Lease") dated September 22, 1997 between DESCO, L.P., as lessee, and the Landlord. The Lease permits DESCO, L.P.

to sublet all or a portion of the premises to Juno. Juno has agreed to assume the performance of DESCO, L.P.'s payment obligations under the Lease. The term of the Lease continues until March 2003 and DESCO, L.P. has an option to renew for an additional five year term. The Lease provides DESCO, L.P. the right to terminate the Lease effective January 1, 2000, if DESCO, L.P. delivers a notice of termination to the Landlord on or prior to July 1, 1999. If DESCO, L.P. terminates the Lease under this provision, DESCO, L.P. must make certain payments to the Landlord, including reimbursing the Landlord for rent that was abated at the start of the Lease. The Lease provides the Landlord the right to terminate the Lease effective January 1, 2000, if the Landlord delivers a notice of termination to DESCO, L.P. on or prior to April 1, 1999. If the Landlord terminates the Lease under this provision, the Landlord must make certain payments to DESCO, L.P., including reimbursing DESCO, L.P. for the unamortized portion of DESCO, L.P.'s improvements to the premises. If the Landlord elects to terminate the Lease pursuant to the termination right described above, we would be required to relocate our offices and enter into new lease arrangements. We cannot assure you that the terms and conditions of any such lease would be as favorable to Juno as the Lease.

INDEBTEDNESS TO RELATED PARTIES

    Juno has incurred certain indebtedness that, by its terms, is required to be repaid upon the completion of this offering, or as otherwise described below.

    On March 31, 1998, Juno issued to D. E. Shaw Securities Group, L.P. ("Shaw Securities") a senior note (the "Senior Note") in the original principal amount of $10.0 million. The Senior Note bears interest at the Federal Funds rate of interest plus 0.375%, and interest that is not paid quarterly shall be satisfied by increasing the outstanding principal amount of the Senior Note. Under the terms of the Senior Note, as amended, the outstanding principal amount and any accrued but unpaid interest is to be paid upon the earlier of (1) December 31, 2000 or (2) the date of completion of an initial public offering by Juno which is registered under the Securities Act of 1933, as amended. Juno is also required to make certain mandatory prepayments (the "Mandatory Prepayments") to Shaw Securities in the event that Shaw Securities pays certain fees that are independently owed to DESCO, L.P. On March 31, 1998, Shaw Securities and DESCO, L.P. entered into a support agreement (the "Support Agreement") pursuant to which DESCO, L.P. agreed to pay Shaw Securities in the event that Juno fails to make any Mandatory Prepayments.

    As of February 28, 1999, the outstanding principal and interest under the Senior Note was $8.9 million. Juno intends to repay all amounts owed under the Senior Note with a portion of the proceeds of this offering.

OPTIONS GRANTED TO EXECUTIVE OFFICERS

    For information regarding the grant of stock options to executive officers and directors, see "Management--Compensation of Directors," "--Executive Compensation," "--1999 Stock Incentive Plan" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the common stock as of March 4, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, by (a) each person (or group of affiliated persons) who is known by Juno to beneficially own 5% or more of the common stock, (b) each director and Named Executive Officer of Juno, and (c) all directors and executive officers of Juno as a group.

    The following table gives effect to the shares of common stock issuable within 60 days of March 4, 1999 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

                                                                                            PERCENTAGE OF SHARES
                                                                  NUMBER OF SHARES           BENEFICIALLY OWNED
                                                                    BENEFICIALLY     ----------------------------------
BENEFICIAL OWNER                                                        OWNED         BEFORE OFFERING   AFTER OFFERING
----------------------------------------------------------------  -----------------  -----------------  ---------------
David E. Shaw (1)...............................................       14,181,348             62.3%
D. E. Shaw Development, L.P.(2).................................        8,805,818             38.7
D. E. Shaw & Co., L.P. (3)......................................        5,184,601             22.8
News America Incorporated (4)...................................        2,565,162             11.3
Edward J. Ryeom (5).............................................          638,100              2.8
Louis K. Salkind................................................          136,213                *                 *
Charles E. Ardai (6)............................................          120,511                *                 *
Robert H. Cherins (7)...........................................           60,255                *                 *
Mark A. Moraes (8)..............................................           39,664                *                 *
Richard M. Eaton, Jr. (9).......................................           12,191                *                 *
All directors and executive officers as a group
  (7 persons) (10)..............................................       15,188,282             66.0

------------------------

*   Less than 1%.

(1) Includes (i) 19 shares held directly by David E. Shaw, (ii) 8,805,818 shares held by D. E. Shaw Development, L.P., (iii) 4,545,455 shares held by D. E. Shaw & Co., L.P., (iv) 639,146 shares held by
    D. E. Shaw Investment Group, L.P., and (v) 190,910 shares held by Shaw Juno Trust.
    D. E. Shaw & Co., Inc., which is wholly owned by Dr. Shaw, is the general partner of D. E. Shaw Development, L.P., and D. E. Shaw & Co., L.P. D. E. Shaw & Co., L.P., is the general partner of D. E. Shaw Investment Group, L.P. Although Dr. Shaw is neither the trustee nor a beneficiary of the Shaw Juno Trust, certain of the beneficiaries of the Shaw Juno Trust reside in Dr. Shaw's household. Dr. Shaw disclaims beneficial ownership of the shares held by D. E. Shaw Development, L.P., D. E. Shaw & Co., L.P. D. E. Shaw Investment Group, L.P. and Shaw Juno Trust, except to the extent of his pecuniary interest therein.

(2) The address of D. E. Shaw Development, L.P. is 120 West 45th Street, New York, New York 10036.

(3) Includes (i) 4,545,455 shares held directly by D. E. Shaw & Co., L.P., and
    (ii) 639,146 shares held by D. E. Shaw Investment Group, L.P., D. E. Shaw & Co., L.P., is the general partner of D. E. Shaw Investment Group, L.P., D.
    E. Shaw & Co., L.P., disclaims beneficial ownership of the shares held by D.
    E. Shaw Investment Group, L.P., except to the extent of its pecuniary interest therein. The address of D. E. Shaw & Co., L.P. is 120 West 45th Street, New York, New York 10036.

(4) News America Incorporated is an affiliate of News Corporation. The address of News America Incorporated is 1211 Avenue of the Americas, New York, NY 10036.

(5) Includes 574,290 shares held by Prospect Street NYC Discovery Fund, L.P. and 63,810 shares held by Prospect Street NYC Co-Investment Fund, L.P. Mr. Ryeom is an officer of the general partner of each of these funds and he disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in each of them.

(6) All of these shares are issuable upon the exercise of options. This number does not include 224,037 shares issuable upon the exercise of stock options that do not vest within 60 days of March 4, 1999.

(7) All of these shares are issuable upon the exercise of options. This number does not include 103,383 shares issuable upon the exercise of stock options that do not vest within 60 days of March 4, 1999.

(8) Includes 11,027 shares that are issuable upon the exercise of options. This number does not include 123,975 shares issuable upon the exercise of stock options that do not vest within 60 days of March 4, 1999.

(9) Includes 7,941 shares that are issuable upon the exercise of options. This number does not include 60,538 shares issuable upon the exercise of stock options that do not vest within 60 days of March 4, 1999.

(10) Includes 151,480 shares issuable upon the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of Juno's common stock and preferred stock and certain provisions of Juno's Certificate of Incorporation (as will be in effect upon the closing of this offering, the "Certificate") and the Bylaws (as will be in effect upon the closing of this offering, the "Bylaws") are summaries thereof and are qualified by reference to the Certificate and the Bylaws, copies of which have been filed with the Commission as exhibits to Juno's Registration Statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to Juno's capital structure that will occur upon the closing of the offering in accordance with the terms of the Certificate.

    The authorized capital stock of Juno consists of 109,090,909 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

    Upon the closing of this offering, and giving effect to the issuance of (1)
the          shares of common stock offered by Juno hereby and (2) the
conversion of an aggregate of 22,764,077 shares of redeemable convertible preferred stock into common stock upon the closing of this offering, there will
be   shares of common stock outstanding.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Juno, the holders of common stock are entitled to receive ratably the net assets of Juno available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Juno in the offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Juno may designate and issue in the future. Upon the closing of the offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    Upon the closing of this offering, there will be no shares of redeemable convertible preferred stock outstanding.

    Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Juno has no present plans to issue any shares of preferred stock. See "--Anti-Takeover Effects of Certain Provisions of Delaware Law and Juno's Certificate of Incorporation and Bylaws."

OPTIONS

    Options to purchase a total of       shares of common stock may be granted
under the 1999 Stock Incentive Plan. As of the date of this prospectus, there
are outstanding options to purchase a total of   shares of common stock, of
which options to purchase   shares will be exercisable upon the closing of this
offering. Since Juno intends to file a Registration Statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements entered into by and between certain optionholders and the underwriters. See "Management--1999 Stock Incentive Plan" and "Shares Eligible for Future Sale."

REGISTRATION RIGHTS

    Pursuant to the terms of the Amended and Restated Registration Rights
Agreement, after the closing of this offering the holders of         shares of
common stock will be entitled to certain demand registration rights with respect to the registration of their shares under the Securities Act. The holders of 10% or more of such shares are entitled to demand that Juno register their shares under the Securities Act, subject to certain limitations. Juno is not required to effect more than six such registrations pursuant to such demand registration rights. In addition, pursuant to the Amended and Restated Registration Rights Agreement, these holders will be entitled to certain piggyback registration rights with respect to the registration of such shares under the Securities Act, subject to certain limitations. Further, at any time after Juno becomes eligible to file a registration statement on Form S-3, the holders of common stock who are parties to the Amended and Restated Registration Rights Agreement may require Juno to file registration statements under the Securities Act on Form S-3 with respect to their shares of common stock. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in such registration. Juno is generally required to bear all of the expenses of all such registrations, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND JUNO'S
  CERTIFICATE OF INCORPORATION AND BYLAWS

    Juno is subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Juno and, accordingly, may discourage attempts to acquire Juno.

    In addition, certain provisions of the Certificate and Bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. The Certificate authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. The Certificate provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The Certificate further provides that special meetings of stockholders of Juno may be called only by the Chairman of the board of directors or a majority of the board of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Juno, not less than 120 days nor more than 150 days prior to the first anniversary of the date of Juno's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of
(1) 60 days prior to the annual meeting of stockholders or (2) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Juno by means of a proxy contest, tender offer, merger or otherwise.

    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Certificate provides that, except to the extent prohibited by DGCL, Juno's directors shall not be personally liable to Juno or its stockholders for monetary damages for any breach of fiduciary duty as directors of Juno. Under the DGCL, the directors have a fiduciary duty to Juno which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to Juno, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) arising under Section 174 of the DGCL; or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that Juno shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of Juno, or is or was serving at the request of Juno as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    Juno has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in Juno's Bylaws. Juno believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Juno's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. Juno has obtained liability insurance for its officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. Juno is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offering, there has not been any public market for the common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock and could impair Juno's future ability to raise capital through the sale of its equity securities.

    Upon the closing of the offering, Juno will have an aggregate of   shares of
common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding
shares, the   shares sold in the offering will be freely tradable, except that any shares held by "affiliates" of Juno, as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the
limitations described below. The remaining   shares of common stock will be
deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

 NUMBER OF
   SHARES                                            DATE
------------  ----------------------------------------------------------------------------------

              After the date of this prospectus

              Upon the filing of a registration statement to register for resale shares of common stock issuable upon the exercise of options granted under the 1999 Stock
              Incentive Plan

              At various times after 90 days from the date of this prospectus

              After 180 days from the date of this prospectus (subject, in some cases to volume limitations)

              At various times after 180 days from the date of this prospectus

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (1) 1% of the then
outstanding shares of common stock (approximately   shares immediately after the
offering) or (2) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of Juno at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Juno, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    As of the date of this prospectus, options to purchase a total of   shares
of common stock are outstanding, of which   are currently exercisable. Juno
intends to file a Form S-8 registration statement under the Securities Act shortly after the date of this prospectus to register all shares of common stock issuable under the 1999 Stock Incentive Plan. Such registration statement will automatically become effective upon filing. Accordingly, shares covered by that registration statement will thereupon be eligible for sale in the public markets, unless such options are subject to vesting restrictions or the contractual restrictions described above. See "Management--Compensation of Directors" and "--1999 Stock Incentive Plan."

    All directors and officers and certain stockholders of Juno (holding an
aggregate of   shares of common stock) have agreed, subject to specified
exceptions, that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the date of this prospectus. See "Underwriting."

    Juno has agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except Juno may issue, and grant options to purchase, shares of common stock under the 1999 Stock Incentive Plan. In addition, Juno may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence. See "Risk Factors--The future sale of shares may hurt our stock price."

    Following the offering, holders of   shares of Juno's outstanding common
stock will have certain demand registration rights with respect to their shares of common stock (subject to the 180-day lock-up arrangement described above), under certain circumstances and subject to certain conditions, to require Juno to register their shares of common stock under the Securities Act, and certain rights to participate in any future registration of securities by Juno. Juno is
not required to effect more than an aggregate of       demand registrations on
behalf of such holders. Pursuant to the agreement pursuant to which the registration rights were granted, holders of registrable securities have agreed to be subject to lock-up periods of not more than 180 days following the date of this prospectus. See "Description of Capital Stock--Registration Rights."

            UNITED STATES CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to Non-United States Holders of such common stock. For the purpose of this discussion, a "Non-United States Holder" is any holder that for U.S. federal income tax purposes is not a "U.S. person" (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of such Non-United States Holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Juno has not and will not seek a ruling from the Internal Revenue Service ("IRS") with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term "U.S. person" means a citizen or resident of the U.S.; a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof; an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    If Juno pays a dividend, any dividend paid to a Non-United States holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a U.S. trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

    In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a U.S. trade or business of the corporate Non-United
States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

    A Non-United States Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of his common stock unless: such gain is effectively connected with a U.S. trade or business of the Non-United States Holder (which gain, in the case of a corporate Non-United States Holder, must also be taken into account for branch profits tax purposes); the Non-United States Holder is an individual who holds such common stock as a capital asset (within the meaning of Section 1221 of the Code) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met; or Juno is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Juno has determined that it is not and does not believe that it will become a "United States real property holding corporation" for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, Juno must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of resident.

    Dividends paid to a Non-United States Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the U.S. on or prior to December 31, 1999 (unless the payer has knowledge that the payee is a United States person). Under recently finalized Treasury Regulations regarding withholding and information reporting (the "Final Regulations"), payment of dividends to Non-United States Holders at an address outside the U.S. after December 31, 1999 may be subject to backup withholding at a rate of 31% unless such Non-United States Holder satisfies certain certification requirements.

    Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of common stock outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is: a U.S. person; a "controlled foreign corporation" for U.S. tax purposes; or a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless such broker has documentary evidence in its files of the holder's non-U.S. status and certain conditions are met or the holder otherwise establishes an exemption.

    In general, the recently promulgated Final Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of the Final Regulations on an investment in the common stock. The Final Regulations are generally effective for payments made after December 31, 1999.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

ESTATE TAX

    An individual Non-United States Holder who owns common stock at the time of his death or had made certain lifetime transfer of an interest in common stock will be required to include the value of such common stock in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase and Juno has agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                                                       NUMBER OF
UNDERWRITER                                                                                              SHARES
-----------------------------------------------------------------------------------------------------  ----------
Salomon Smith Barney Inc.  ..........................................................................
Bear, Stearns & Co. Inc.   ..........................................................................
PaineWebber Incorporated  ...........................................................................

                                                                                                       ----------
    Total............................................................................................
                                                                                                       ----------
                                                                                                       ----------

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and PaineWebber Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of
$           per share. The underwriters may allow, and such dealers may reallow,
a concession not in excess of $           per share on sales to certain other
dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised Juno that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    Juno has granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to   additional shares of common
stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    Juno, its officers and directors and certain other stockholders of Juno, have agreed, subject to specified exceptions, that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salmon Smith Barney Inc., dispose of or hedge any shares of common stock of Juno or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations among Juno and the representatives. Among the factors considered in determining the initial public offering price were Juno's record of operations, its current financial condition, its future prospects, its markets, the economic conditions in and future prospects for the industry in which Juno competes, its management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Juno. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

    Juno had applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "JWEB".

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by Juno in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                                                      PAID BY JUNO
                                                                                         --------------------------------------
                                                                                            NO EXERCISE        FULL EXERCISE
                                                                                         -----------------  -------------------
Per share..............................................................................      $                   $
Total..................................................................................      $                   $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise, and, if commenced, may be discontinued at any time.

    Certain of the representatives have performed certain investment banking and advisory services for Juno for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for Juno in the ordinary course of their business. PaineWebber Incorporated acted as Juno's exclusive placement agent in connection with the private placement of Juno's Series B redeemable convertible preferred stock in March 1999, in connection with which Juno paid customary placement fees to PaineWebber.

    Juno has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for Juno by Brobeck, Phleger & Harrison LLP, New York, New York. Legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements for Juno, as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    Juno has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in the offering. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to Juno and the shares of common stock to be sold in the offering, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    You may read and copy all or any portion of the Registration Statement or any other information Juno files at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Juno's Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Commission's Web site (http://www.sec.gov).

    As a result of the offering, Juno will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    Juno intends to furnish its stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998...............................................         F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998.........................................................................         F-4
Consolidated Statement of Partners' Capital (Deficiency) for the years
  ended December 31, 1996, 1997 and 1998...................................................................         F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998.........................................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Juno Online Services, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' capital (deficiency) and cash flows present fairly, in all material respects, the financial position of Juno Online Services, Inc. (formerly Juno Online Services, L.P. & Subsidiary) at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York
March 4, 1999

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1997       1998
                                                                                              ---------  ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................................................  $  13,770  $   8,152
  Accounts receivable, net of allowance for doubtful accounts of $106 in 1997 and $296 in
    1998....................................................................................      1,141      2,115
  Merchandise inventories, net..............................................................        769         60
  Prepaid expenses and other current assets.................................................        400        108
                                                                                              ---------  ---------
    Total current assets....................................................................     16,080     10,435

Fixed assets, net...........................................................................      3,966      4,086
Other assets................................................................................         87        182
                                                                                              ---------  ---------
    Total assets............................................................................  $  20,133  $  14,703
                                                                                              ---------  ---------
                                                                                              ---------  ---------
LIABILITIES AND PARTNERS' CAPITAL (DEFICIENCY)
Current liabilities:
  Accounts payable and accrued expenses.....................................................  $   8,277  $  11,166
  Current portion of capital lease obligations..............................................        525        450
  Current portion of senior note............................................................         --      1,560
  Deferred revenue..........................................................................        351      5,602
                                                                                              ---------  ---------
    Total current liabilities...............................................................      9,153     18,778

Capital lease obligations...................................................................        270        609
Senior note.................................................................................         --      7,569
Deferred rent...............................................................................        206        335
                                                                                              ---------  ---------
    Total liabilities.......................................................................      9,629     27,291

Commitments and contingencies (Note 8)

Partners' capital (deficiency)..............................................................     10,504    (12,588)
                                                                                              ---------  ---------
    Total liabilities and partners' capital (deficiency)....................................  $  20,133  $  14,703
                                                                                              ---------  ---------
                                                                                              ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1997        1998
                                                                                ----------  ----------  ----------
Revenues:
  Billable services...........................................................  $        6  $    1,371  $    6,645
  Advertising and transaction fees............................................         127       1,875       6,454
  Direct product sales........................................................           3       5,845       8,595
                                                                                ----------  ----------  ----------
      Total revenues..........................................................         136       9,091      21,694
                                                                                ----------  ----------  ----------

Cost of revenues:
  Billable services...........................................................          --       1,053       5,606
  Advertising and transaction fees............................................         278       1,659       3,725
  Direct product sales........................................................           3       5,796       7,627
                                                                                ----------  ----------  ----------
      Total cost of revenues..................................................         281       8,508      16,958
                                                                                ----------  ----------  ----------

Operating expenses:
  Operations, free service....................................................       5,803      11,075       9,383
  Subscriber acquisition......................................................       6,993       3,140       5,334
  Sales and marketing.........................................................       4,276      12,593      11,584
  Product development.........................................................       3,741       4,860       7,345
  General and administrative..................................................       2,172       2,897       2,726
                                                                                ----------  ----------  ----------
      Total operating expenses................................................      22,985      34,565      36,372
                                                                                ----------  ----------  ----------
      Loss from operations....................................................     (23,130)    (33,982)    (31,636)

Interest income, net..........................................................         128         243          44
                                                                                ----------  ----------  ----------
      Net loss................................................................  $  (23,002) $  (33,739) $  (31,592)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

Pro forma basic and diluted net loss per share................................                          $    (1.39)
                                                                                                        ----------
                                                                                                        ----------
Shares of common stock used in computing pro forma basic and diluted net loss
  per share...................................................................                              22,764
                                                                                                        ----------
                                                                                                        ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

           CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIENCY)

                                 (IN THOUSANDS)

                                                                                                        TOTAL
                                                           PARTNERS' CONTRIBUTIONS                    PARTNERS'
                                                          --------------------------  ACCUMULATED      CAPITAL
                                                             UNITS        AMOUNT         LOSSES      (DEFICIENCY)
                                                          -----------  -------------  ------------  --------------
Balance, December 31, 1995..............................         714    $     3,925    $   (3,833)   $         92
  Capital contributions.................................       3,801         20,906            --          20,906
  Net loss..............................................          --             --       (23,002)        (23,002)
                                                          -----------  -------------  ------------  --------------
Balance, December 31, 1996..............................       4,515         24,831       (26,835)         (2,004)
  Capital contributions.................................       8,408         46,247            --          46,247
  Net loss..............................................          --             --       (33,739)        (33,739)
                                                          -----------  -------------  ------------  --------------
Balance, December 31, 1997..............................      12,923         71,078       (60,574)         10,504
  Capital contributions.................................       1,546          8,500            --           8,500
  Net loss..............................................          --             --       (31,592)        (31,592)
                                                          -----------  -------------  ------------  --------------
Balance, December 31, 1998..............................      14,469    $    79,578    $  (92,166)   $    (12,588)
                                                          -----------  -------------  ------------  --------------
                                                          -----------  -------------  ------------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31
                                                                                ----------------------------------
                                                                                   1996        1997        1998
                                                                                ----------  ----------  ----------
Cash flows from operating activities:
  Net loss....................................................................  $  (23,002) $  (33,739) $  (31,592)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.............................................          --         161       2,438
    Amortization of deferred rent.............................................          --         244         157
    Changes in operating assets and liabilities:
      Accounts receivable.....................................................        (121)     (1,020)       (974)
      Merchandise inventories.................................................          --        (769)        709
      Prepaid expenses and other current assets...............................         (90)       (214)        292
      Accounts payable and accrued expenses...................................       6,834       1,401       2,861
      Deferred revenue........................................................           6         345       5,251
                                                                                ----------  ----------  ----------
        Net cash used in operating activities.................................     (16,373)    (33,591)    (20,858)
                                                                                ----------  ----------  ----------
Cash flows from investing activities:
  Purchases of fixed assets...................................................          --      (3,270)     (1,942)
  Proceeds from sale of fixed assets..........................................          --          --         402
  Other assets................................................................          --         (87)        (95)
                                                                                ----------  ----------  ----------
        Net cash used in investing activities.................................          --      (3,357)     (1,635)
                                                                                ----------  ----------  ----------
Cash flows from financing activities:
  Proceeds from senior note...................................................          --          --      10,000
  Payments on senior note.....................................................          --          --        (871)
  Capitalized lease payments..................................................          --         (62)       (754)
  Capital contributions.......................................................      16,971      50,182       8,500
                                                                                ----------  ----------  ----------
        Net cash provided by financing activities.............................      16,971      50,120      16,875
                                                                                ----------  ----------  ----------
        Net increase (decrease) in cash and cash equivalents..................         598      13,172      (5,618)

Cash and cash equivalents, beginning of period................................          --         598      13,770
                                                                                ----------  ----------  ----------
Cash and cash equivalents, end of period......................................  $      598  $   13,770  $    8,152
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

Supplemental disclosure of cash flow information:
  Cash paid for interest......................................................  $       --  $      127  $      496
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Supplemental schedule of noncash investing and financing activities:
  Capital lease obligations incurred for network equipment....................  $       --  $      857  $    1,018
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

1.  ORGANIZATION AND BUSINESS

    Juno Online Services, Inc. is the surviving entity of a Statutory Merger with Juno Online Services, L.P. This merger of entities under common control was effected on March 1, 1999 (see Note 12, Subsequent Events).

    On March 4, 1999, the Company's Board of Directors authorized a reverse stock split. Accordingly, all share data and limited partnership units have been restated for the retroactive effect of the reverse split as if it had occurred at the beginning of the earliest period presented.

    Juno Online Services, L.P. was organized as a Delaware limited partnership on June 30, 1995. The consolidated financial statements include the accounts of Juno Online Services, L.P. and its wholly owned subsidiary, Juno Online Services, Inc. (collectively, the "Company" or "Juno"). Juno Online Services, Inc. was incorporated in the State of Delaware on July 2, 1996, and was a wholly owned subsidiary from February 12, 1997 through March 1, 1999, the date of the Statutory Merger. All significant intercompany accounts and transactions have been eliminated in consolidation.

    The Company is a provider of Internet-related services throughout the United States. The Company offers several levels of service, ranging from basic dial-up Internet e-mail (which is provided to the end user for free) to billable subscription services, including full access to the World Wide Web. Revenues are derived primarily from the subscription fees charged for certain billable services, from the sale of targetable, interactive advertising, and from the direct sale of products to the Company's subscribers.

    The Company has experienced operating losses since its inception. Such losses are due to the Company's efforts to maximize the number of subscribers to both its free basic e-mail service and, more recently, its billable subscription services, and to its development of a scalable network infrastructure, internal staffing, and internal systems. Juno Online Services, Inc. expects that it will continue to incur net losses as it expends substantial additional resources in an attempt to rapidly increase its market share. There can be no assurance that Juno Online Services, Inc. will achieve or sustain profitability or positive cash flow from its operations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require management to use its judgment in making certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. It is expected that such estimates will differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances at December 31, 1998 consisted of bank deposits with one

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) institution and investment grade overnight securities. The Company reviews the credit ratings of its banking institution on a regular basis.

REVENUE RECOGNITION

    Billable services revenues are recognized over the period services are provided. In 1997, billable services revenues consisted primarily of technical support fees. In 1998, billable services revenues consisted primarily of fees charged for our billable subscription services and technical support fees.

    Advertising and transaction fees are derived from both short-term and long-term advertising contracts in which the Company delivers impressions (a single display of an advertisement to a subscriber) for a fee or is compensated for generating leads or transactions. Revenues generated by these contracts are generally recognized as earned, which typically coincides with when the services are performed, provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable.

    Revenues from direct product sales and delivery fees are recognized upon shipment of products to subscribers.

    Revenues are reported net of a provision for sales allowances. Sales allowances and bad debt expenses were $9, $233 and $616 in 1996, 1997 and 1998, respectively.

    Deferred revenue consists of monthly and annual prepaid subscriber fees related to billable subscription services and advertising and transaction fees billed in advance of the performance of all or a portion of the related service.

MERCHANDISE INVENTORIES

    Inventories, principally microcomputers and computer hardware and software, are stated at the lower of cost (on a first-in, first-out basis) or market. As of December 31, 1997 and 1998, merchandise inventories held in connection with the Company's direct product sales initiative are presented net of reserves of $150 and $11, respectively, for obsolete, slow moving and excess inventories.

FIXED ASSETS

    Fixed assets are stated at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over lives ranging from 3 to 5 years or, for leasehold improvements, over the life of the lease, if shorter.

LONG-LIVED ASSETS

    The Company periodically evaluates the net realizable value of long-lived assets, including fixed assets and other assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. In addition, the Company's evaluation considers nonfinancial data such as market trends, product and development cycles, and changes in management's market emphasis. An impairment in the carrying value of an asset is recognized when the expected future operating cash flows derived from the asset are less than its carrying value.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING AND SUBSCRIBER ACQUISITION COSTS

    The Company accounts for advertising and subscriber acquisition costs pursuant to Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs". Accordingly, the Company expenses all costs of advertising as incurred. Advertising expenses for 1996, 1997 and 1998 were $6,178, $1,878 and $2,389, respectively.

MAINTENANCE AND REPAIRS

    These costs are charged to expense as incurred. Major renewals, betterments and additions are capitalized.

PRODUCT DEVELOPMENT COSTS

    The Company's product offerings are comprised of various features which contribute to the overall functionality and are delivered through client-side software, server-side software, and database applications which have been principally developed internally. Software development costs include direct labor and related overhead for software produced by the Company and the cost of software licensed from third parties. All costs in the software development process which are classified as research and development are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the software is generally available. To date, the establishment of technological feasibility of the Company's products and the general availability of such software have substantially coincided. As a result, software development costs that qualify for capitalization have been insignificant and therefore, the Company has not capitalized any software development costs.

OPTION PLAN

    On January 1, 1996, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which permits entities to recognize as expense over the vesting period the fair value of all equity-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma disclosures for employee unit option grants made in 1997 and future years as if the fair-value based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and apply the pro forma disclosure provisions of SFAS 123.

INCOME TAXES

    U.S. federal and state income taxes have not been provided because the partners report their respective distributive share of the Company's income or loss on their respective returns.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    The carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company has

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) limited its cash investments to investment grade overnight securities. Credit is extended to trade customers based on an evaluation of their financial condition. The Company performs ongoing credit evaluations of its trade customers and maintains an allowance for doubtful accounts. Credit risk with regard to the sale of products and billable subscription services is mitigated by the requirement of credit cards for purchases.

RECLASSIFICATION

    Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. As of December 31, 1998, the Company had no derivative instruments.

    In June 1997, FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued. The statement has not had an impact on the Company's financial statement disclosures as its financial statements reflect how the "key operating decision makers" view the business. Accordingly, the financial statements are presented as a single segment.

    In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for years beginning after December 15, 1997. The statement has not had an impact on the Company's financial statements as the Company has no other comprehensive income to report.

    In February 1997, FASB issued SFAS No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. The statement makes certain modifications to the earnings per share calculations defined in APB Opinion No. 15. SFAS 128 is effective for years ending after December 31, 1997. The Company has adopted SFAS 128 with respect to pro forma earnings per share. Pro forma net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock outstanding and the shares resulting from the assumed conversion of all outstanding shares of Convertible Preferred Stock. Options have been excluded from the calculation of loss per share because to include them would be antidilutive.

    In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 will not have a significant impact on the Company's consolidated financial position, results of operations, and cash flows.

3.  FIXED ASSETS

    Fixed assets consists of the following:

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1997       1998
                                                                             ---------  ---------
Computers, network equipment and software..................................  $   3,225  $   5,672
Furniture and office equipment.............................................        197        187
Leasehold improvements.....................................................        705        772
                                                                             ---------  ---------
    Subtotal...............................................................      4,127      6,631
Accumulated depreciation and amortization..................................       (161)    (2,545)
                                                                             ---------  ---------
    Total..................................................................  $   3,966  $   4,086
                                                                             ---------  ---------
                                                                             ---------  ---------

    Included in fixed assets is equipment acquired under capital leases, principally network equipment, of $977 and $1,995 as of December 31, 1997 and 1998, less accumulated amortization of $13 and $859, respectively.

4.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
Trade accounts payable...................................................  $   2,067  $   2,315
Personnel and related expenses...........................................      3,511      4,038
Telecommunications services..............................................        728      1,210
Customer service expenses................................................        230        857
Marketing expenses.......................................................        182        756
Other....................................................................      1,559      1,990
                                                                           ---------  ---------
    Total................................................................  $   8,277  $  11,166
                                                                           ---------  ---------
                                                                           ---------  ---------

5.  RELATED PARTY TRANSACTIONS

    The Company is affiliated with a group of entities that are under control of or are subject to substantial influence by D. E. Shaw & Co., Inc. ("DESCO, Inc.") which is the general partner of the Company's general partner, D. E. Shaw Development, L.P. The affiliated entity with which the Company interacts most (due to that affiliate's role as management company for many of the entities) is
D. E. Shaw & Co., L.P. ("DESCO, L.P."). DESCO, Inc. is also the general partner of DESCO, L.P.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

5.  RELATED PARTY TRANSACTIONS (CONTINUED)
(Prior to March 1997, DESCO, L.P. was the general partner of D. E. Shaw Development, L.P.) DESCO, L.P. became a limited partner of the Company in October 1997.

    During 1996 substantially all of the Company's personnel, management and overhead services were provided by DESCO, L.P., the costs of which were allocated to the Company on the basis of various metrics as determined by DESCO, L.P. During that period, all of the individuals working on Company initiatives were employed by DESCO, L.P. On February 22, 1997, substantially all of the individuals working on Company initiatives were transferred to, and became employees of, the Company's wholly owned subsidiary, Juno Online Services, Inc. Subsequently, DESCO, L.P. continued to provide certain administrative and support services to the Company, albeit in a decreased capacity. Effective January 1, 1998, the Company entered into services agreements with DESCO, L.P. and an affiliate of DESCO, L.P. for the provision of certain of these services at fixed rates.

    In addition, the Company entered into a services agreement with an India-based affiliate of DESCO, L.P. DESCO, L.P. is paid a fixed monthly fee for engineering and operations services rendered, and is reimbursed for incidental expenses.

    These agreements extend on a month-to-month basis. Either party may terminate the agreements for convenience at any time upon ninety days written notice. The aggregate amounts and nature of the expenditures made by DESCO, L.P. on behalf of the Company were as follows:

                                                                                        1996       1997       1998
                                                                                      ---------  ---------  ---------
India-based engineering and operations expense......................................  $      --  $      --  $   1,454
Personnel and related expenses......................................................      5,499      1,561        521
Depreciation and leased equipment...................................................      1,140        617         --
Occupancy costs.....................................................................        484        784        338
Other operating expenses............................................................      7,952      1,362        375
                                                                                      ---------  ---------  ---------
      Total.........................................................................  $  15,075  $   4,324  $   2,688
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    The Company's balance sheet reflects $96 due from DESCO, L.P. under the caption "Prepaid expenses and other current assets" at December 31, 1997.

ASSET PURCHASES AND TRANSFERS

    Historically, the Company has utilized certain fixed assets, including leasehold improvements, computers, telecommunications and server hardware, owned by DESCO, L.P., the expense of which has been allocated to the Company. Beginning in July 1997, substantially all new acquisitions of fixed assets have been made by the Company directly.

    In 1998, the Company transferred fixed assets with a net book value of $402 to DESCO, L.P.

    Pursuant to an asset purchase agreement dated December 31, 1997, the Company acquired various fixed assets from DESCO, L.P. These assets, principally computers, equipment and network software, were originally purchased by DESCO, L.P. on behalf of the Company. The total purchase price of the assets was $1,202.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

5.  RELATED PARTY TRANSACTIONS (CONTINUED)
GENERAL PARTNER FEES AND OTHER COMPENSATION

    As compensation for managing the affairs of the Company, the Company's general partner is entitled to a monthly management fee equal to one-twelfth of one percent of the aggregate value of all outstanding limited partnership Units (or other property into which such Units have been converted) as of the most recent Valuation Event (as specified in the limited partnership agreement, as amended). In 1996, 1997 and 1998, the Company's general partner elected to waive management fees of $49, $81 and $285, respectively.

6.  OBLIGATIONS UNDER CAPITAL LEASES

    The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of December 31, 1998:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------------------------------
1999.................................................................................  $     526
2000.................................................................................        460
2001.................................................................................        134
2002.................................................................................         40
2003.................................................................................         33
                                                                                       ---------
      Total minimum lease payments...................................................      1,193
Less: Amount representing interest...................................................       (134)
                                                                                       ---------
      Present value of the minimum lease payments....................................  $   1,059
                                                                                       ---------
                                                                                       ---------

    Included in total minimum lease payments above are $164 of obligations under capital leases for network equipment that were assigned to the Company by DESCO, L.P. As the original lessee, DESCO, L.P. remains responsible under these lease agreements in the event of a default by the Company.

7.  SENIOR NOTE

    On March 31, 1998, the Company borrowed $10,000 from D. E. Shaw Securities Group, L.P. ("Shaw Securities"), pursuant to an unsecured Senior Note (the "Senior Note"). Shaw Securities, whose general partner is DESCO, L.P. is an affiliate of the Company. The Senior Note, as amended, bears interest at the Federal Funds Rate plus 0.375% (4.445% at December 31, 1998) and matures on December 31, 2000 unless extended by Shaw Securities. The Senior Note requires mandatory prepayments equal to 10% of certain distributions from Shaw Securities to DESCO, L.P. As of March 1, 1999, DESCO, L.P. and Juno modified certain support arrangements. As modified, these arrangements provide that Juno shall be indebted to DESCO, L.P. under terms substantially similar to the Senior Note in the event that Juno fails to make such mandatory prepayments and DESCO, L.P. makes such payments on Juno's behalf. Under certain circumstances, DESCO, L.P. shall receive Series B redeemable convertible preferred stock at $7.84 per share in return for making such support payments. The Senior Note shall be repaid in full at completion of an initial public offering by the Company registered

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

7.  SENIOR NOTE (CONTINUED)
under the U.S. Securities Act of 1933, as amended. The Company may prepay the Senior Note at any time, in whole or in part, without premium or penalty. Pursuant to the Senior Note, the Company may not incur any additional indebtedness in an aggregate principal amount greater than $1,000, excluding the acquisition of fixed assets in the ordinary course of business.

    The Company's interest expense under the Senior Note was approximately $418 for the year ended December 31, 1998.

8.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

    The Company has entered into various non-cancellable operating leases for equipment. DESCO, L.P. has also entered into a leasing arrangement for office space used by the Company. Substantially all of the Company's operations are located in a single location that is leased by DESCO, L.P. The Company, which benefits from the use of this office space, has agreed to assume performance of DESCO, L.P.'s payment obligations under the lease to the extent the Company occupies such office space. Minimum lease payments below include $1,875 related to this arrangement with DESCO, L.P. Minimum lease payments as of December 31, 1998 under these operating leases and this arrangement are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------------------------------
1999.................................................................................  $   1,993
2000.................................................................................        110
                                                                                       ---------
      Total minimum lease payments...................................................  $   2,103
                                                                                       ---------
                                                                                       ---------

    The Company's rental expense under operating leases in the years ended December 31, 1996, 1997 and 1998, was approximately $290, $889, and $1,070, respectively.

    The Company has committed to minimum usage levels for certain telecommunications services. The remaining commitments are $570 and $90 for the years ending December 31, 1999 and 2000, respectively. Telecommunications services expense for the years ended December 31, 1996, 1997 and 1998 was $2,655, $7,155 and $8,772, respectively.

CONTINGENCIES

    Various claims and actions have been asserted or threatened against the Company in the ordinary course of business. There are no threats, asserted claims or actions, the outcome of which, in the opinion of management, would have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows, taken as a whole.

9.  PARTNERS' CAPITAL

    Interests in Juno Online Services, L.P., which take the form of Units, are comprised of Class A Units and Class B Units. Class A Units are senior to Class B Units, and have several preferential

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

9.  PARTNERS' CAPITAL (CONTINUED)
attributes, including (i) a contingent priority distribution feature that provides holders of Class A Units, at the end of a Fiscal Period (as specified in the limited partnership agreement, as amended), a priority distribution of net profits equivalent to a $0.50 per Unit annual return (but only if the Company's general partner elects to declare a distribution with respect to such Fiscal Period), and (ii) a preference upon liquidation equal to $5.50 per Class A Unit (less certain distributions) plus any declared and unpaid priority distributions. There have been no priority distributions declared by the Company's general partner to date. The preference payment upon liquidation is payable before proceeds of a liquidation are applied to other holders of Units. As of December 31, 1998, an aggregate of 14,468,757 Class A Units were issued and outstanding. As of December 31, 1998, although Class B Units are subject to the Company's 1997 Class B Unit Option/Issuance Plan, no Class B Units had been issued.

10.  EMPLOYEE OPTION PLAN

    The Company's 1997 Class B Unit Option/Issuance Plan (the "Plan") provides the Company's general partner the right to increase or decrease the number of Class B Units that may be issued under the Plan. The number of Class B Units issuable under the plan was increased to 2,754,545 in October 1998. Under the Plan, non-qualified options to issue Units may be granted to all employees of the Company and consultants as an incentive to remain in the Company's service, among other reasons. The exercise price per Unit shall not be less than 85% of the fair market value on the option grant date. For any 10% owners of the Company, the exercise price per Unit shall not be less than 110% of the fair market value on the option grant date. In general, the options vest at a rate of 20% annually on the anniversary of the grant date and expire 10 years from the date of grant. However, in general, no options may be exercised prior to the earlier of (i) the date that the Company converts to a corporate form of organization or (ii) the expiration of the three year period measured from the grant date. The initial date of grant was April 2, 1997. A grandfather provision was made by the Plan Administrator to enable the commencement of vesting, for employees involved with the Company prior to January 1, 1997, to begin on the later of their employment date or January 1, 1996. All options that have been granted, were granted to employees and had an exercise price equal to the fair market value of the Class B Units at the date of the grants, as determined by the Plan Administrator.

    The following information relates to options issued to purchase Class B Units under the Plan:

                                                                  CLASS B    WEIGHTED AVERAGE
                                                                   UNITS      PRICE PER UNIT
                                                                 ----------  -----------------
Outstanding January 1, 1997....................................          --      $       -
  Granted......................................................   1,223,572            .55
  Exercised....................................................          --              -
  Forfeited....................................................    (111,214)           .55
                                                                 ----------
Outstanding January 1, 1998....................................   1,112,358            .55
  Granted......................................................   1,290,596           1.02
  Exercised....................................................          --              -
  Forfeited....................................................    (294,028)           .55
                                                                 ----------
Outstanding December 31, 1998..................................   2,108,926            .84
                                                                 ----------
                                                                 ----------

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

10.  EMPLOYEE OPTION PLAN (CONTINUED)
    On December 31, 1998, the exercise price of outstanding options ranged from $0.55 to $3.30. The weighted average remaining contractual life was 9.0 years.

    The Company accounts for its equity-based compensation in accordance with APB Opinion No. 25 and its related interpretations.

    Had the Company's equity-based employee compensation been determined by the fair-value based method of SFAS 123, the Company's net loss on a pro-forma basis for the years ended December 31, 1996, 1997 and 1998 would have been $(23,002), $(33,773) and $(31,689), respectively.

    The Company has used the minimum value method to value the options issued. The weighted average fair value of the options on the dates granted during 1997 and 1998 were $0.26 and $0.28, respectively. The fair value was based on a risk free interest rate of 5%, zero dividend yield, and an expected life of 7 years.

11.  EMPLOYEE BENEFIT PLAN

    The Company is a participating employer in a tax-qualified retirement plan (the "Savings Plan") under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's eligible earnings. In 1996, 1997 and 1998 the Company match was $0, $159 and $238, respectively. Company matching payments vest over 7 years.

12.  SUBSEQUENT EVENTS

STATUTORY MERGER AND CHANGE IN TAX STATUS

    On March 1, 1999, Juno Online Services, L.P. and Juno Online Services, Inc., entities under common control, effected a statutory merger pursuant to which Juno Online Services, L.P. was merged with and into Juno Online Services, Inc., in a manner similar to a pooling of interests (the "Statutory Merger"). This tax free transaction resulted in the combination of Juno Online Services, L.P. (the "Partnership") with its wholly owned subsidiary, Juno Online Services, Inc. such that Juno Online Services, Inc. is the surviving entity. In connection with the Statutory Merger, the Class A Units of the Partnership were converted into Series A Redeemable Convertible Preferred Stock (see below), and accumulated losses of the Partnership were reclassified to additional paid-in capital.

    Prior to the Statutory Merger, U.S. federal and state income taxes have not been provided because the partners reported their respective share of the Company's losses on their respective returns. The Company has incurred accumulated book losses of $92,166. Accumulated tax losses through to December 31, 1998 amounted to $81,101. Had the Company been subject to corporate income taxes, it would have recorded a deferred tax asset (estimated at an effective rate of 40%), subject to a full valuation

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

12.  SUBSEQUENT EVENTS (CONTINUED)
allowance. This pro forma net deferred tax asset (pro forma to exclude the effect of tax losses which passed through to the former partners) is comprised of the following:

Deferred revenue....................................................  $   1,593
Start-up costs, capitalized for tax purposes........................      1,417
Accrued expenses and other..........................................      1,386
                                                                      ---------
                                                                          4,396
Valuation allowance.................................................     (4,396)
                                                                      ---------
                                                                      $      --
                                                                      ---------
                                                                      ---------

    Deferred tax assets will be available to Juno Online Services, Inc. as the successor company following the Statutory Merger.

ISSUANCE OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

    In March 1999, the Company, after giving effect to the Statutory Merger, received $61,800 in proceeds net of $3,200 of issuance costs, for the issuance of 8,295,320 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred"), $.01 par value. In addition, 14,468,757 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred"), $.01 par value, were issued to the holders of Series A Partnership Units in connection with the Statutory Merger.

    Dividends are cumulative and payable at a rate of $0.78 per share per annum with respect to the Series B Preferred and $0.50 per share per annum with respect to the Series A Preferred. Dividends cease to accrue upon a public offering of common stock in which the aggregate net proceeds to the Company are at least $40 million (a "Qualified Public Offering").

    At any time on or after March 1, 2004, the holders of at least 66 2/3% of the outstanding shares of Series B Preferred may require the Company to redeem all shares of Series B Preferred. At any time after the holders of Series B Preferred have demanded a redemption, the holders of a majority of the outstanding shares of Series A Preferred may require the Company to redeem all shares of Series A Preferred. The redemption price per share shall be $7.84 for Series B Preferred and $5.50 for Series A Preferred (both as adjusted for any stock dividends payable in shares of the respective Preferred stock or combinations or splits of Preferred shares, plus any accrued but unpaid dividends).

    The holders of Preferred shall have the right, at their option, at any time, to convert such shares of Preferred into such number of fully paid and non-assessable whole shares of Common Stock as is obtained by multiplying the number of shares of Series B or Series A Preferred to be converted by the fraction obtained by dividing the Original Series Issue Price ($7.84 for Series B Preferred and $5.50 for Series A Preferred) by the Applicable Conversion Price in effect on the date the certificate is surrendered for conversion ($7.84 for Series B Preferred and $5.50 for Series A Preferred on date of issuance, subject to future adjustment).

    In the event that, at any time while any of the Preferred Stock shall be outstanding, the Company completes a Qualified Public Offering, then all outstanding shares of Preferred Stock shall be converted into shares of Common Stock in accordance with the conversion calculation above.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

12.  SUBSEQUENT EVENTS (CONTINUED)
    If the Company for any reason (including the failure to have sufficient funds available) fails to redeem on any redemption date the amount due to the holders of Series B Preferred shall bear interest at the prime rate plus 6% per annum, compounded annually. In addition, the holders of a majority of Series B Preferred shall have the right, to the exclusion of the holders of Series A or Common shares, to elect a majority of the directors of the Company, subject to certain conditions as specified in the Certificate of Incorporation.

    Upon any liquidation of the Company, the holders of the Series B Preferred Stock shall be entitled, before any distribution is made upon any Series A Preferred Stock or Common Stock, to be paid with respect to each outstanding share of Series B Preferred Stock an amount equal to $2.34 per share (the "Series B Liquidation Preference"). After holders of Series B Preferred have been paid the Series B Liquidation Preference, the holders of Series A Preferred and the holders of Series B Preferred shall be entitled, before any distribution is made upon any common stock, to be paid with respect to each outstanding share of their respective Preferred, an amount equal to $5.50 per share.

    After the holders of Preferred Stock shall have been paid in full the preferential amounts to which they are entitled as provided in the preceding paragraph, the holders of Common Stock, together with the holders of Preferred Stock, shall be entitled to share ratably according to the number of shares of Common Stock held by them (or issuable to them upon conversion of shares of the Preferred Stock).

    Holders of Preferred Stock shall have one vote for each full share of Common Stock into which their respective shares of Preferred are convertible on the record date for the vote.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

12.  SUBSEQUENT EVENTS (CONTINUED)
    The following December 31, 1998 pro forma condensed balance sheet is presented to give effect to the Statutory Merger and the issuance of the redeemable convertible preferred stock described above.

                                                                                                       PRO FORMA
                                                                                                      DECEMBER 31,
                                                                                                          1998
                                                                                                      ------------
Current assets......................................................................................   $   72,235
Noncurrent assets...................................................................................        4,268
                                                                                                      ------------
        Total assets................................................................................   $   76,503
                                                                                                      ------------
                                                                                                      ------------

Current liabilities.................................................................................   $   18,778
Noncurrent liabilities..............................................................................        8,513
Commitments and contingencies
Redeemable convertible preferred stock, $.01 par value;
  Series B convertible preferred stock: 8,295,320 shares authorized, issued and outstanding
  (liquidation value of $65,000)....................................................................       61,800
  Series A convertible preferred stock: 14,468,757 shares authorized, issued and
   outstanding......................................................................................       79,578
Stockholders' equity (deficit):
  Common stock--$.01 par value; 109,090,909 authorized; 19 shares issued and outstanding
  Additional paid-in capital........................................................................      (92,166)
  Accumulated deficit...............................................................................       --
                                                                                                      ------------
        Total stockholders' equity (deficit)........................................................      (92,166)
                                                                                                      ------------
        Total liabilities and stockholders' equity (deficit)........................................   $   76,503
                                                                                                      ------------
                                                                                                      ------------

                              [INSIDE BACK COVER]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        SHARES
                           JUNO ONLINE SERVICES, INC.
                                  COMMON STOCK

                                     [LOGO]

                                    --------

                                   PROSPECTUS

                                           , 1999

                                    --------

                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                            PAINEWEBBER INCORPORATED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

                                                                                                      AMOUNT TO BE
                                                                                                          PAID
                                                                                                      ------------
SEC registration fee................................................................................  $     23,978
NASD filing fee.....................................................................................         9,125
Nasdaq National Market listing fee..................................................................        95,000
Legal fees and expenses.............................................................................       350,000
Accounting fees and expenses........................................................................       175,000
Printing and engraving..............................................................................       250,000
Transfer agent fees.................................................................................        10,000
Miscellaneous.......................................................................................        86,897
                                                                                                      ------------
    Total...........................................................................................  $  1,000,000
                                                                                                      ------------
                                                                                                      ------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The registrant's Amended and Restated Certificate of Incorporation in effect as of the date hereof, and the registrant's Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant has obtained liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding

(whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The registrant has sold and issued the following securities since June 30, 1995 (inception):

    PARTNERSHIP UNITS. Between June 30, 1995 and March 1, 1999, the registrant issued a total of 14,468,757 limited partnership units for a price per unit of $5.50. These units were all purchased by entities or persons affiliated with D.
E. Shaw & Co., Inc. Of the 14,468,757 units issued, 713,612 were issued in 1995, 3,801,353 were issued in 1996, 8,408,335 were issued in 1997 and 1,545,457 were issued in 1998. On March 1, 1999, Juno Online Services, L.P. was merged with and into Juno Online Services, Inc., its wholly owned subsidiary. In connection with this merger, each outstanding partnership unit was converted into one share of Series A Redeemable Convertible Preferred Stock. Upon the closing of this offering, the shares of Series A Redeemable Convertible Preferred Stock will automatically convert into shares of the registrant's common stock.

    PREFERRED STOCK. On March 1, 1999 and March 4, 1999, the registrant issued a total of 8,295,320 shares of Series B Redeemable Convertible Preferred Stock to a group of investors including affiliates of Intel Corporation, News Corporation, Prospect Street Ventures and Sycamore Ventures. PaineWebber Incorporated acted as the placement agent in connection with the sale of this Series B Redeemable Convertible Preferred Stock. Upon the closing of this offering, the shares of Series B Redeemable Convertible Preferred Stock will automatically convert into shares of the registrant's common stock.

    OPTIONS. The registrant has from time to time granted options to purchase partnership units to employees in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth certain information regarding such grants and assumes
a   for    reverse stock split of the registrant's common stock to be effected prior to the closing of this offering.

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                                         NUMBER OF    EXERCISE
                                                                           SHARES       PRICE
                                                                         ----------  -----------
June 30, 1995 (inception) to December 31, 1996.........................      --          --
January 1, 1997 to December 31, 1997...................................   1,223,572   $    0.55
January 1, 1998 to December 31, 1998...................................   1,290,596   $    1.02
January 1, 1999 to February 28, 1999...................................      11,101   $    3.58

    The above securities were offered and sold by the registrant in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving any public offering, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. No underwriters were involved in connection with the sales of securities referred to in this Item 15, except for PaineWebber Incorporated, which acted as the placement agent in connection with the sale of Series B Redeemable Convertible Preferred Stock in March 1999.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

NUMBER                                                    DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------

     1.1*   Form of Underwriting Agreement.
     3.1    Certificate of Incorporation.
     3.2    Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
     3.3    Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
     3.4*   Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
     3.5    Bylaws.
     3.6*   Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
     4.1*   Specimen Common Stock certificate.
     4.2    See Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for provisions defining the rights of holders of common stock of the registrant.
     5.1*   Opinion of Brobeck, Phleger & Harrison LLP.
    10.1*   1999 Stock Incentive Plan.
    10.2*
    10.3*   Amended and Restated Registration Rights Agreement.
    10.4*   Marketing Services Agreement, dated September 30, 1998, among the registrant and Hartford Fire Insurance
            Company and its affiliates/subsidiaries.
    10.5*   Marketing Services Agreement, dated December 11, 1998, between the registrant and AT&T Wireless
            Services, Inc.
    10.6*   Distributor Agreement, dated March 12, 1998, between the registrant and LCI International Telecom Corp.
    10.7*   Financial Services Agreement, dated February 17, 1999, between the registrant and First USA Bank, N.A.
    10.8*   Master Service Agreement, dated August 1, 1998, between the registrant and Softbank Services Group.
    10.9*   Employment Agreement between the registrant and Charles Ardai.
    10.10*  Employment Agreement between the registrant and Robert Cherins.
    10.11*  Employment Agreement between the registrant and Mark Moraes.
    10.12*  Employment Agreement between the registrant and Richard Eaton.
    23.1*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
    23.2    Consent of PricewaterhouseCoopers LLP.
    24.1    Powers of Attorney (See Signature Page).
    27.1    Financial Data Schedule.

------------------------

*   To be supplied by amendment.

    (b) Financial Statement Schedules.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 5th day of March, 1999.

                                JUNO ONLINE SERVICES, INC.

                                By:  /s/ CHARLES E. ARDAI
                                     -----------------------------------------
                                     Name: Charles E. Ardai
                                     Title:  President

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of Juno Online Services, Inc. (the "Company"), hereby severally constitute and appoint Charles Ardai, Richard Buchband and Richard Eaton, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

          SIGNATURE             TITLE(S)                            DATE
------------------------------  ---------------------------  -------------------

     /s/ CHARLES E. ARDAI       President and Director
------------------------------    (principal executive          March 5, 1999
       Charles E. Ardai           officer)

                                Chief Financial Officer and
  /s/ RICHARD M. EATON, JR.       Treasurer (principal
------------------------------    accounting and financial      March 5, 1999
    Richard M. Eaton, Jr.         officer)

     /s/ EDWARD J. RYEOM        Director
------------------------------                                  March 5, 1999
       Edward J. Ryeom

     /s/ LOUIS K. SALKIND       Director
------------------------------                                  March 5, 1999
       Louis K. Salkind

      /s/ DAVID E. SHAW         Director
------------------------------                                  March 5, 1999
        David E. Shaw

                               INDEX TO EXHIBITS

    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement.
       3.1   Certificate of Incorporation.
       3.2   Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
       3.3   Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
      3.4*   Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
       3.5   Bylaws.
      3.6*   Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
      4.1*   Specimen Common Stock certificate.
       4.2   See Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for provisions defining the rights of holders of common stock of the registrant.
      5.1*   Opinion of Brobeck, Phleger & Harrison LLP.
     10.1*   1999 Stock Incentive Plan.
     10.2*
     10.3*   Amended and Restated Registration Rights Agreement.
     10.4*   Marketing Services Agreement, dated September 30, 1998, among the registrant and Hartford Fire Insurance
             Company and its affiliates/subsidiaries.
     10.5*   Marketing Services Agreement, dated December 11, 1998, between the registrant and AT&T Wireless
             Services, Inc.
     10.6*   Distributor Agreement, dated March 12, 1998, between the registrant and LCI International Telecom Corp.
     10.7*   Financial Services Agreement, dated February 17, 1999, between the registrant and First USA Bank, N.A.
     10.8*   Master Service Agreement, dated August 1, 1998, between the registrant and Softbank Services Group.
     10.9*   Employment Agreement between the registrant and Charles Ardai.
    10.10*   Employment Agreement between the registrant and Robert Cherins.
    10.11*   Employment Agreement between the registrant and Mark Moraes.
    10.12*   Employment Agreement between the registrant and Richard Eaton.
     23.1*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
      23.2   Consent of PricewaterhouseCoopers LLP.
      24.1   Powers of Attorney (See Signature Page).
      27.1   Financial Data Schedule.

------------------------

*   To be supplied by amendment.